Exhibit 99.1

INTERIM REPORT

(From January 1, 2013 to June 30, 2013)

THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASES IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

INTERIM REPORT

(From January 1, 2013 to June 30, 2013)

To:	Korean Financial Services Commission and Korea Exchange

/s/
Park, Ki-Hong
President and Representative Director
POSCO

1 Koedong-dong, Pohang-si, Nam-gu, Kyungsangbuk-do, Korea

Telephone: +82-54-220-0114

/s/
Shim, Tong-Wook
Senior Vice President
POSCO

1 Koedong-dong, Pohang-si, Nam-gu, Kyungsangbuk-do, Korea

Telephone: +82-2-3457-0114

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TABLE OF CONTENTS

I.	Overview	4

II.	Business	10

III.	Financial Statements	34

IV.	Corporate Governance and Company Affiliates	38

Attachment:	Independent Auditors’ Review Report

          (Non-consolidated and consolidated)

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I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

Business	Note

(1) Production and sale of crude steel and stainless steel products	No engagement in this business during the first half of the fiscal year 2013
(2) Port/harbor loading/unloading, warehousing and packaging
(3) Management of professional athletic organizations
(4) Power generation, renewable energy projects, liquefied natural gas logistics and exploration and other incidental businesses
(5) Real property lease business
(6) Public energy services and distribution system
(7) Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources
(8) Educational services and other incidental services
(9) Production and sale of non-ferrous metals
(10) Other businesses incidental or related, directly or indirectly, to the foregoing businesses

B. POSCO Business Group

(1) Name of the Business Group: POSCO

(2) Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., SUNGJIN GEOTEC Co., Ltd., DAEWOO INTERNATIONAL CORPORATION, POSCO ICT COMPANY LTD., POSCO CHEMTECH COMPANY LTD., POSCO M-TECH CO., LTD., DAKOS CO., LTD., POSCO ENGINEERING COMPANY CO., LTD., MegaAsset Co., Ltd., Busan E&E Co., Ltd., SUNCHEON ECO TRANS Co., Ltd., SNNC Co., Ltd., eNtoB Corporation, UITrans LRT co. Ltd., POREKA Co., POSMATE, POSCO Humans Co., Ltd., POSCO Engineering & Construction Co., Ltd., POSCO Research Institute, POSCO A&C Co., Ltd., POSCO AST CO., LTD., POSCO LED COMPANY LTD., POSCO E&E, POSCO TMC CO., LTD., POSCO Plant Engineering Co., Ltd., POSCO Processing & Service Co., Ltd., POS-HiMETAL CO., Ltd., Pohang Scrap Recycling Distribution Center Co., Ltd., PLANT EST Co., Ltd., PNR Co., Ltd., Mapo Hibroad Parking co., Ltd., METAPOLIS Co., Ltd., Sung Jin E&T Co., Ltd., ANJEONG DISTRICT DEVELOPMENT CO., LTD., POSCO TERMINAL Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Energy CORPORATION, POSFINE CO., Ltd., PSC Energy Global Co., Ltd., PONUTech Co., Ltd., New Altec Co., Gale International(Korea), LLC., POS-HiAl CO., LTD., Tamra Offshore Wind Power Co., Ltd., Blue O&M CO., LTD., POSTECH VENTURE CAPITAL CORPORATION, POSCO ESM Co., Ltd., Tancheon E&E, Pohang Special Welding Co., Ltd., , SPFC Co., Ltd., PMC Tech Co., Ltd.

4

(a) Changes in Companies Belonging to the Business Group

•	Addition of Subsidiary: PMC Tech Co., Ltd. (January 2, 2013)

•	Exclusion of a Subsidiary: POSGREEN Company, Ltd. (January 11, 2013)

•	Exclusion of a Subsidiary: POSBRO COMPANY LTD. (January 11, 2013)

•	Exclusion of a Subsidiary: Seoung Gwang Co., Ltd. (January 21, 2013)

•	Exclusion of a Subsidiary: POSWITH CO., LTD. (January 21, 2013)

•	Exclusion of a Subsidiary: Pohang SPFC Co., Ltd. (January 21, 2013)

•	Exclusion of a Subsidiary: Gunsan SPFC Co., Ltd. (January 21, 2013)

•	Exclusion of a Subsidiary: POSCALCIUM Company, Ltd. (January 21, 2013)

•	Exclusion of a Subsidiary: ReCO Metal Co., Ltd. (January 21, 2013)

•	Exclusion of a Subsidiary: 9DIGIT CO., LTD. (January 21, 2013)

•	Exclusion of a Subsidiary: Busan Sanseong Tunnel Co., Ltd. (January 21, 2013)

•	Addition of a Subsidiary: Green Paju Co., Ltd. (February 1, 2013)

•	POS ECO HOUSING CO., Ltd. changed the name of the company to POSCO Humans Co., Ltd. (February 1, 2013)

•	Gwangyang SPFC Co., Ltd. changed the name of the company to SPFC Co., Ltd. (February 1, 2013)

•	Exclusion of a Subsidiary: Green Paju Co., Ltd. (February 6, 2013)

•	Exclusion of a Subsidiary: MCM Korea Co., Ltd. (March 20, 2013)

(b) Changes in Companies Belonging to the Business Group after June 30, 2013

•	Exclusion of a Subsidiary: POSCO Plant Engineering Co., Ltd. (July 1, 2013) [ – Merged into SUNGJIN GEOTEC Co., Ltd.]

•	SUNGJIN GEOTEC Co., Ltd. changed the name of the company to POSCO Plantec Co., Ltd. (July 1, 2013)

(3) Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

5

ø Details

(a) Prohibition on Cross Shareholdings (Article 9-1 of the MRFTA)

(b) Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c) Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the MRFTA)

(d) Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the MRFTA)

(e) Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the MRFTA)

(f) Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g) Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h) Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1) Location of the Headquarters: 1 Koedong-dong, Nam-gu, Pohang-si, Kyungsangbuk-do, Korea

(2) Steel Works and Offices

(a) Pohang Steel Works: 5 Dongchon-dong, Nam-gu, Pohang-si, Kyungsangbuk-do, Korea

(b) Gwangyang Steel Works: 700 Kumho-dong, Gwangyang-si, Chollanam-do, Korea

(c) Principal Executive Office: POSCO Center, 892 Daechi4 dong, Gangnam-gu, Seoul, Korea

(d) Overseas Offices: For the purpose of supporting international business transactions, the Company operates eight overseas offices as follows:

United Arab Emirates (Dubai), the European Union (Dusseldorf, Germany),

Brazil (Rio de Janeiro), Egypt (Cairo), Mongolia (Ulaanbaatar), Australia (Perth),

The United States of America (Houston, Texas), and Chile (Santiago).

(3) Composition of the Board of Directors (as of March 22, 2013)

(a) Inside Directors

•	New members: Chang, In-Hwan (2 years) and Kim, Yeung Gyu (2 years)

(b) Outside Directors

•	New members: Shin, Chae-Chol (2 years) and Lee, Myoung-Woo (3 years)

(c) Representative Directors

•	Prior to March 22, 2013: Chung, Joon-Yang, Park, Han-Yong

•	As of March 22, 2013: Chung, Joon-Yang, Park, Ki-Hong, Kim, Joon-Sik, and Chang, In-Hwan

(4) Major Shareholders of POSCO

(a) National Pension Corporation holds the largest number of POSCO’s shares.

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(b) Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, and February 1, 2013.)

ø Changes after June 30, 2013

Refer to the public disclosures regarding the change of the major shareholders on August 1, 2013

B. Merger, Acquisition and Handover of Businesses

[None]

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

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4. Other Information Regarding Shares

A. Total Number of Shares

(As of June 30, 2013)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

ø The currency of the Republic of Korea is Korean Won (“KRW”).

ø Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

(As of June 30, 2013)

Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct		7,449,117	—	461	—	7,448,656
Special Money Trust	Registered	2,493,274	—	—	—	2,493,274

Total	Common	9,942,391	—	461	—	9,941,930

*	Beginning Balance: as of December 31, 2012

ø Board of Directors approved the ‘Disposal of Treasury Stocks as Employee Award’ at the Meeting held on February 7, 2013, where the execution and responsibility of the disposal of the treasury stocks was delegated to the Executive Management Committee. On March 5, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 74 treasury stocks was completed on March 8, 2013. On April 2, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 387 treasury stocks was completed on April 9, 2013.

ø Changes after June 30, 2013

On July 2, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 150 treasury stocks was completed on July 8, 2013.

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5. Voting Rights

		(As of June 30, 2013)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	9,941,930	*Treasury Stock 9,941,930 shares
(3) Shares with Voting Rights	77,244,905	—

6. Earnings and Dividend

		(In millions of KRW)
	2013 1H (January 1, 2013 ~ June 30, 2013)	2012	2011
Net Profit	765,043	2,499,523	3,188,845
Earnings per Share (KRW)	9,877	32,359	41,279
Cash Dividend Paid	—	617,956	772,444
Pay-out Ratio (%)	—	24.7	24.2
Dividend per Share (KRW)	—	8,000	10,000
Dividend Yield (%)	—	2.27	2.56

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments below:

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

(In millions of KRW)

Category	2013 1H (January 1, 2013 ~ June 30, 2013)		2012		2011
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	16,210,989	1,368,440	35,258,970	3,070,168	39,151,930	4,898,160
Trading	8,536,206	35,246	18,945,642	139,000	21,097,356	123,728
Engineering & Construction	2,957,586	14,410	4,675,596	9,900	5,476,209	138,443
Others	2,480,211	201,416	4,723,943	434,040	3,213,230	307,363

Total	30,184,992	1,619,512	63,604,151	3,653,108	68,938,725	5,467,694

2. Current Situation

1) Steel

A. Domestic Market Share

(Millions of Tons, %)

Category	2013 1H (January 1, 2013 ~ June 30, 2013)		2012		2011		2010
	Production	Market share	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	33.1	100	69.3	100	68.5	100	58.4	100
POSCO	17.9	54.1	38.0	54.6	37.3	54	33.7	58
Others	15.2	45.9	31.3	45.4	31.2	46	24.7	42

ø	Source: Korea Iron and Steel Association

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B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

(1) Establishment of Steelworks in India

(a)	The Company entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelworks facility with an annual production capacity of 12 million tons. (June, 2005)

(b)	The Company established POSCO-India Private Limited (“POSCO-India Pvt., Ltd.”). (August, 2005)

(2) Development of Iron Ore Captive Mines in India

(a)	POSCO-India filed applications for mining exploration licenses for certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	The Orissa state government recommended the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (December, 2006)

(c)	The Indian central government denied the approval for the Khandadhar Licenses and remanded the matter to the Orissa state government for further consideration. (July, 2007)

(d)	The Orissa state government resubmitted its recommendation for the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (January, 2009)

(e)	The third party applicant for the Khandadhar Licenses filed a suit against the Orissa State Government claiming that its right as the first applicant should be respected. (February, 2010)

(f)	The Orissa High Court set aside the Orissa State Government’s recommendation to grant the approval of the Khandadhar Licenses to POSCO-India. (July, 2010)

(g)	The Orissa State Government filed a special leave petition with the Indian Supreme Court. (November, 2010)

(h)	The Orissa State Government and POSCO-India completed the submission of the counter affidavit and the rejoinder. (October, 2011)

(i)	The Indian Supreme Court resumed the trial on the merit of the case. (May, 2012)

(j)	The Indian Supreme Court decided on the merit of the case. (March, 2013)

(k)	Supreme Court ordered to nullify judgment of the High Court regarding the right to explore Kandahar; and the Indian central government reinitiated the approval procedures for right to explore Kandahar. (May, 2013)

(3) Establishment of Steelworks in India

(a)	The Indian central government granted the approval for the environmental impact assessment for the construction of a captive port. (May, 2007)

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(b)	The Indian central government granted the approval for the environmental impact assessment for the construction of steel mills. (July, 2007)

(c)	The Indian Supreme Court granted the transformation of the forest land with respect to 2,959 acres of the steel mill construction site. (August, 2008)

(d)	The Indian central government granted the final approval for the deforestation of steel mill construction sites. (December, 2009)

(e)	Final plans for the rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	The Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	The Ministry of Environment and Forest of the Indian central government granted a conditional approval on the construction of the steel mills and the port. (January, 2011)

(h)	The Ministry of Environment and Forest of the Indian central government granted the final approval on the construction of the steel mills and the port. (May, 2011)

(i)	The Company cleared the crop fields designated for the construction of its steel mill site within the state owned property. (May, 2011).

(j)	An environmental organization filed a lawsuit to nullify the approval for the environmental impact assessment in the National Green Tribunal. (August, 2011)

(k)	The National Green Tribunal dismissed the lawsuit of nullifying the approval for the environmental impact assessment and ruled that the Ministry of Environment and Forest should reassess the conditions on which clearance was permitted for the project. (March, 2012)

(l)	Procurement of the possessory right over 1,704 acres of the steel mill construction site. (March, 2013)

(4) Establishment of Steelworks in Indonesia

(a)	The Company entered into a memorandum of agreement with Perseroan Terbatas Krakatau Steel, an Indonesian state owned company, to build an integrated steelwork with a total annual production capacity of 6 million tons of steel products in Indonesia. (December, 2009)

(b)	The Company entered into a joint venture agreement. (August, 2010)

(c)	The Company established PT. KRAKATAU POSCO. (September, 2010)

(d)	PT. KRAKATAU POSCO held a groundbreaking ceremony for the establishment of steelworks in Indonesia. (October, 2010)

(e)	The first phase of the construction of the steelworks with an annual production capacity of 3,000,000 tons began. The construction of the steelworks was scheduled to be completed by December, 2013. (July, 2011)

(f)	PT. KRAKATAU POSCO has continuously conducted piling work for the main facilities and started working for the basic ground. (October, 2011)

(g)	PT. KRAKATAU POSCO established a joint venture with Krakatau Industrial Estate Cilegon to build a Calcination factory at Cilegon, Indonesia. (December, 2011)

(h)	PT. KRAKATAU POSCO began to build the steel frame for the steelworks (February, 2012)

(i)	The construction of electricity generation facility commenced. (May, 2012)

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(j)	PT. KRAKATAU POSCO constructed the 4th main pillar in a furnace. (July, 2012)

(k)	Cokes Oven Coal Injection Ceremony (30,800 tons of Australian Coal). (June, 2013)

(5) Establishment of a Steelwork in Brazil

(a)	The Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons started. (September, 2012)

(6) Establishment of POSCO-Maharashtra Pvt., Ltd Cold Rolling Mill in India

(a)	The Board of Directors resolved to construct a cold rolled line in Maharashtra, India. (November, 2010)

(b)	Construction of a cold rolled line with an annual capacity of 1.8 million tons commenced. (November, 2011)

(7) Establishment of a Non-Oriented Electrical Steel Sheet Plant in India

(a)	The Board of Directors resolved to construct a non-oriented electrical steel sheet plant in India. (February, 2011)

(b)	Construction of a non-oriented electrical steel plant with an annual capacity 0.3 million tons started. (October, 2011)

(c)	Commencement of a test-run of a Non-Oriented Electrical Steel Sheet Plant. (April, 2013)

(8) Establishment of Guangdong Pohang Continuous Galvanizing Line in China

(a)	The establishment plan for Guangdong Pohang Continuous Galvanizing Line in China was approved by the Board of Directors. (July, 2010)

(b)	The establishment plan for Guangdong Pohang Continuous Galvanizing Line in China was approved by the Chinese government. (October, 2010)

(c)	The Company held a groundbreaking ceremony for the establishment of Guangdong Pohang Continuous Galvanizing Line in China. (March, 2011)

(d)	The construction of electricity generation facility commenced. (November, 2011)

(e)	A test-run of Guangdong Pohang Continuous Galvanizing Line commenced. (July, 2012)

(f)	Completion of the construction of the Continuous Galvanizing Line. (April, 2013)

(9) Establishment of a Stainless Cold Rolled Line in Turkey

(a)	The Board of Directors resolved to construct a stainless cold rolled line in Turkey. (December, 2010)

(b)	Construction of a stainless cold rolled line with an annual capacity 0.2 million tons commenced. (September, 2011) (c) A test-run of a Stainless Cold Rolled Line commenced. (December, 2012)

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2) Trading

A. Market Share

		(Millions of Dollars, %)
Category	2013 1H (January 1, 2013 ~ June 30, 2013)	2012 1H (January 1, 2012 ~ June 30, 2012)	Growth rate
All Trading Companies in Korea	276,647	274,976	0.6
Daewoo International	3,808	4,170	-8.7

ø	Source: Korea International Trade Association

B. Summary and Prospect of New Businesses

Daewoo International Corporation (“Daewoo International”) is playing a leading role in Koreans export industry as the number 1 trading company based on its wide range of trading network worldwide including 74 offices/trading corporations, 12 investment firms, and 16 resources companies through intermediary trading and exporting various products including steel, non-ferrous metals, and chemical products. Moreover, Daewoo International is making tangible progress in resources development through Myanmar gas field and Ambatovy nickel projects to excel in Exploration & Production area.

Daewoo International has newly entered into the food and forestry development business to secure the future food resources and green energy resources. Daewoo International will aggressively drive this successful momentum of active investment and trading by establishing plantations for agro-resources such as rice, soybean, wheat and corn as well as oil palm and afforestation businesses.

3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO Engineering & Construction Co. Ltd. (“POSCO Engineering & Construction”), established on February 1982, is currently expanding its business areas to civil engineering, architectural works, energy, urban development and low carbon & green growth businesses. In reference to the number of the overseas contracts signed by POSCO Engineering & Construction in 2012, the business performance of the POSCO Engineering & Construction in the global market has been satisfactory.

POSCO ENGINEERING COMPANY CO., LTD. succeeded in the development of a management system for the global market and the Engineering, Procurement & Construction (“EPC”) business. POSCO ENGINEERING COMPANY CO., LTD. planed out its global sales strategy and stabilized its global network through its local agencies and localization strategies. Recently, POSCO ENGINEERING COMPANY CO., LTD. expanded its business markets to the countries located in Central and South America such as Ghana and Brazil

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4) Others

A. POSCO Energy

POSCO Energy started its commercial operation in February, 1972 as the only privately-owned heat power plant in Korea. Since the early 90’s, POSCO Energy continuously remodeled and built more complex heat power plants meeting the increased demand of electricity in Korea.

B. POSCO ICT

To create a synergy between its information technology (“IT”) and its industrial engineering services, POSCO ICT Co., Ltd. has utilized an automation technology developing its competitiveness in the IT and manufacturing services. POSCO ICT Co., Ltd. is promoting new businesses for light emitting diode, smart grid, and cloud computing.

C. POSCO Chemtech Company Ltd.

POSCO Chemtech Company Ltd. (“POSCO Chemtech”), founded in 1963, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO Chemtech provides refractories to a wide range of industries including steel, cement, and glass companies. To become a global company, POSCO Chemtech is currently expanding its markets to Japan, China and Indonesia.

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3. Key Products

A. Current Situation of Key Products

(In hundred millions of KRW, %)

Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc	30,421	12.6
	Cold-rolled Product (CR)	Automobile , Home appliances, etc	75,352	31.1
	Stainless steel Products	Western tableware, etc	51,823	21.4
	By-Product	Plates, Wire rods, etc	84,741	35.0
	Gross Sum		242,337	100.0
	Deduction of Internal Trade		(80,227)	—
	Sub Total		162,110	—
Trading	Steel, Metal		80,599	66.1
	Chemical, Strategic Item, Energy		2,990	2.5
	Etc		38,329	31.4
	Gross Sum		121,918	100.0
	Deduction of Internal Trade		(36,556)	—
	Sub Total		85,362	—
Engineering & Construction	Domestic Construction	Architecture	6,987	13.3
		Plant	20,978	40.0
		Civil Engineering	2,997	5.7
		Etc	2	0.0
	Overseas Construction		14,402	27.4
	Owned Construction		4,482	8.5
	Etc		2,643	5.0
	Gross Sum		52,491	100.0
	Deduction of Internal Trade		(22,915)	—
	Sub Total		29,576	—
Others	Electricity Sales, etc		39,293	100.0
	Deduction of Internal Trade		(14,491)	—
	Sub Total		24,802	—
	Total Sum		301,850	—

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B. Price Fluctuation Trend of Key Products

(In thousands of KRW/ Tons, kWh)

Business Area	Products	2013 1H (January 1, 2013 ~ June 30, 2013)	2012	2011	2010
Steel	Hot-rolled Product (HR)	737	828	941	845
	Cold-rolled Product (CR)	891	999	1,090	987
Others	Electric Power	158	161	133	137
	Lime	119	105	106	112

ø	Figures for the trading and engineering & construction businesses are not reflected on the table.

[Steel]

(1)	Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2)	Factors of Price Fluctuations

Due to the weakened global demand in steel consumption, domestic and overseas steel price has decreased since the end of 2011.

[Others]

*Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)

Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	56,728 (42.0%)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	55,482(41.0%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	23,023 (17.0%)	Nickel, Ferrochrome, STS Scrap Iron, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	693 (12.4%)
		Steel Pile	Foundation of Structure	153 (2.7%)
		Steel Reinforcement	Strengthening Concrete	942 (16.8%)
		Cable	Electricity Transfer	361 (6.5%)
		Etc	—	3,454 (61.6%)
Others	Raw Materials	LNG	Material for Power Generation	10,896 (60.1%)
		Limestone	Production of Lime	434 (2.4%)
		Etc	—	6,795 (37.5%)

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B. Price Fluctuation Trend of Major Raw Materials

(In thousands of KRW)

Business Area	Category	2013 1H (January 1, 2013 ~ June 30, 2013)	2012	2011
Steel	Iron Ore(per ton)	151	144	191
	Coal(per ton)	186	232	325
	Scrap Iron(per ton)	441	468	539
	Nickel(per ton)	17,791	19,430	25,802
Engineering & Construction	Ready-mixed Concrete (per m3)	57	57	54
	Steel Pile (per m)	72	73	82
	Steel Reinforcement (per kg)	0.7	0.8	0.8
	Cable (per m)	0.7	0.8	0.8
Others	LNG (per ton)	1,014	1,022	893
	Lime (per ton)	20	20	22

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[Steel]

ø	Key Factors in Price Fluctuations

(1) Iron Ore	(In Dollars/ Tons)

	2013 2Q	2013 1Q	2012 4Q	2012 3Q	2012 2Q	2012 1Q	2011 4Q	2011 3Q	2011 2Q
Trend of International Benchmark Price (Free On Board, “FOB”)	123	141	113	105	134	135	130	168	171

(2) Coal	(In Dollars/ Tons)

	2013 2Q	2013 1Q	2012 4Q	2012 3Q	2012 2Q	2012 1Q	2011 4Q	2011 3Q	2011 2Q
Trend of International Benchmark Price (FOB)	172	165	170	225	206	235	285	315	330

(3) Scrap Iron	(In Dollars/ Tons)

	2013 2Q	2013 1Q	2012 4Q	2012 3Q	2012 2Q	2012 1Q	2011 4Q	2011 3Q	2011 2Q
Trend of Purchase Price (Cost and Freight, “CFR”)	379	421	379	400	444	466	445	494	480

(4) Nickel

	2013 2Q	2013 1Q	2012 4Q	2012 3Q	2012 2Q	2012 1Q	2011 4Q	2011 3Q	2011 2Q
Trend of London Metal Exchange (“LME”) Cash Price	USD 6.78/lb USD 14,952/ton	USD 7.85/lb USD 17,309/ton	USD 7.70/lb USD 16,983/ton	USD 7.41/lb USD 16,334/ton	USD 7.78/lb USD 17,152/ton	USD 8.92/lb USD 19,665/ton	USD 8.3/lb USD 18,307/ton	USD 10.01/lb USD 22,069/ton	USD 11.00/lb USD 24,227/ton

20

[Engineering and Construction]

(1) Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15
Steel Pile	SPS400 406.4x7.9T
Steel Reinforcement	High Tensile Deformed Bar SD40 D10
Cable	CV 0.6/1kv 2.5mm2 2core

[Others]

(1) Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

* Increase in electricity price is due to the increase of raw material cost and foreign exchange rate.

(b)	Lime: purchase price of lime and transportation fees

21

5. Production and Facilities

A. Production Capacity

[Steel]

(Thousands of Tons)

Business Area	Products	2013 1H (January 1, 2013 ~ June 30, 2013)	2012	2011
Steel	Crude Steel	20,179	40,447	39,410

[Others]

(MW, Thousands of Tons)

Business Area	Products		2013 1H (January 1, 2013 ~ June 30, 2013)	2012	2011
Power Generation	Electric Power	Inchon	3,052	3,052	3,052
		Gwangyang	284	284	284
Lime	Lime		1,095	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

(Thousands of Tons)

Products		2013 1H (January 1, 2013 ~ June 30, 2013)	2012	2011
Crude Steel		18,812	39,702	39,074
Products	Hot-Rolled Products	4,091	8,670	8,456
	Plate	2,819	6,113	6,273
	Wire Rod	1,075	2,085	2,113
	Pickled-Oiled Steel Sheets	1,343	2,615	2,495
	Cold-Rolled Products	4,286	8,176	7,453
	Coated Steel	3,003	5,815	5,358
	Electrical Steel	681	1,173	1,396
	Stainless Steel	1,164	2,396	3,166
	Others	1,652	3,896	3,150

	Total	20,113	40,938	39,860

ø The amount of products is the aggregate of the amount of products of POSCO and subsidiaries of POSCO, which may include interested party transactions.

22

(2) Capacity Utilization Rate for the first half of fiscal year of 2013

(Thousands of Tons)

	Company	Capacity	Production	Utilization Rate
	POSCO	19,029	17,918	94%
	POSCO Specialty Steel	600	350	58%
Crude Steel Production	Zhangjiagang Pohang Stainless Steel	550	544	99%

	Total	20,179	18,812	93%

ø	Trade and engineering & construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

(Gwh, Thousands of Tons)

	Products	2013 1H (January 1, 2013 ~ June 30, 2013)	2012	2011
Power Generation	Electric Power	8,211	15,751	12,066
Lime	Lime	1,149	2,454	2,425

(2) Capacity Utilization Rate for the first half of fiscal year of 2013

(hr, Thousands of Tons)

Business Area	Products	Capacity	Production	Utilization Rate
Power Generation	Electric Power	4,344	3,277	75%
Lime	Lime	1,095	1,149	104.9%

23

C. Production Facilities

[Land]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,038,212	146,375	(4,155)		2,180,432
Trade	138,680	27	(3,763)		134,943
Engineering & Construction	52,959	34,201	(42,207)		44,953
Others	416,571	33,506	(12,476)		437,601

[Building]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,600,636	147,255	(26,264)	(137,213)	3,584,414
Trade	154,857	1,504	(262)	(2,060)	154,040
Engineering & Construction	52,766	16,953	(23,771)	(1,166)	44,782
Others	360,543	19,469	(5,183)	(9,107)	365,723

[Structures]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,116,727	263,710	(4,728)	(86,493)	2,289,215
Trade	11,237	320	(52)	(300)	11,205
Engineering & Construction	12,124	665	(2,463)	(296)	10,030
Others	180,093	22,326	(3,266)	(5,335)	193,819

[Machinery and Equipments]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	14,949,385	1,202,423	(41,910)	(842,960)	15,266,937
Trade	116,846	1,354	(1,233)	(4,867)	112,100
Engineering & Construction	25,839	3,659	(6,117)	(3,351)	20,031
Others	1,440,134	44,501	(2,046)	(65,619)	1,416,970

24

[Vehicles]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	39,626	7,298	(115)	(6,633)	40,177
Trade	5,992	495	(152)	(1,051)	5,284
Engineering & Construction	7,600	2,118	(308)	(1,210)	8,201
Others	6,936	2,266	(1,141)	(1,367)	6,694

[Tools and Fixtures]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	45,128	8,359	(172)	(10,443)	42,872
Trade	1,796	294	(1)	(419)	1,670
Engineering & Construction	1,912	790	(823)	(515)	1,364
Others	21,015	2,874	(1,749)	(5,304)	16,836

[Equipment]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	94,611	11,194	(958)	(17,023)	87,824
Trade	20,109	1,613	(913)	(3,667)	17,141
Engineering & Construction	14,622	7,460	(773)	(4,627)	16,681
Others	54,039	5,840	(834)	(10,347)	48,697

[Financial Lease Assets]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	17,874	60	(1,170)	(525)	16,238
Trade	28,268	1,976	(39)	(1,717)	28,489
Engineering & Construction	6,829	1,681	(486)	(1,291)	6,733
Others	4,254	7	(777)	(1,521)	1,963

25

(2) Major Capital Expenditures

(a) Investments under Construction

[Steel]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion	November, 2010 ~ October, 2014	G) Establishment of the Fourth Hot-coil Mill	16,262	9,851	6,411
		April, 2008~ September, 2016	P, G) Expansion of the Capacity of the Raw Materials Treatment Facilities	13,010	10,298	2,712
		March, 2011~ January, 2014	P) Optimization of the Facilities	22,034	18,285	3,749
	Renovation / Replacement	December, 2010 ~ September, 2017	G) Renovation of the First & Fifth Furnace	10,595	6,426	4,169
		March, 2011 ~ July, 2014	P) Renovation of the First STS Rolling Facilities	2,178	258	1,920
	Other Projects			18,139	8,594	9,546
POSCO Specialty Steel	Renovation / Replacement	April, 2010 ~ September, 2013	Renovation / Replacement of New Equipments in the Existing Rolling Mill	1,549	1,392	157
POSCO AST CO., LTD.	Expansion	September, 2011 ~ May, 2013	Establishment of a Factory and Facilities	447	423	24
POSCO MPPC S.A. DE C.V.	Expansion	October, 2012 ~ October, 2013	Establishment of a #3 Mill	292	154	138
POSCO -Mexico Co., Ltd.	Expansion	November, 2011 ~ June, 2013	Installation of the Second Continuous Galvanizing Line	3,540	2,955	584
POSCO -India Delhi Steel Processing Centre Pvt. Ltd	Expansion	January, 2012~ March, 2013	Establishment of a #2 Mill	153	153	0
POSCO Thainox Public Company Ltd.	Expansion	August, 2012~ March, 2013	Establishment of a new coil center	103	60	42

26

POSCO Thainox Public Company Ltd.	Expansion	January, 2013~ December, 2013	Strategic Investment—DENOX System in APR Pickling Manufacturing Process	17	15	2
POSCO Maharashtra Steel Private Limited	Expansion	November, 2011 ~ June, 2014	Establishment of a Cold-Coiled Mill in India (1.8 million ton)	7,043	4,962	2,081
POSCO-Indonesia Jakarta Processing Center	Expansion	November, 2012 ~ August, 2013	Establishment of Facilities	178	100	78
POSCO SS VINA	Expansion	May, 2010 ~ July, 2014	Construction of Electric Arc Furnace and Section Steel/Rebar Rolling Mill (1.2 million ton)	6,770	3,064	3,706
PT. KRAKATAU POSCOENERGY	Expansion	August, 2011 ~ March, 2014	Establishment of a gas power plant	3,185	2,694	490
PT. KRAKATAU STEEL POSCO	Expansion	September, 2010 ~ December, 2013	Establishment of a Steel Mill	30,582	27,109	3,473
POSCO Electrical Steel India Private Limited	Expansion	November, 2011 ~ October, 2013	Establishment of a annealing coated line	1,425	1,180	244
POSCO ASSAN TST STEEL Industry	Expansion	September, 2011 ~ April, 2013	Establishment of a Stainless Steel Cold Rolled Mill (0.2 million ton)	2,089	2,011	78
SPFC Co., Ltd.	Expansion	July, 2009 ~ December, 2014	Purchasing of site and buildings for Pohang Steel Works	335	50	285

ø	P stands for Pohang Steel Works.
ø	G stands for Gwangyang Steel Works.

[Trading]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
Daewoo International	Expansion	October, 2009 ~ September, 2014	Construction of Natural Gas Production and Transportation Facilities in A-1/A-3 Gas Field in Myanmar	16,843	13,969	2,874

27

[Others]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
POSCO ICT	Expansion	January, 2012~ December, 2013	Expansion of Smart Management Server For Smart Management Operation Efficiency	345	68	277
POSCO Energy	Expansion	November, 2011 ~ January, 2014	P) Establishment of a Combined Cycle Power Plant	5,950	4,632	1,318
		October, 2012 ~January, 2015	Incheon) Establishment of a LNG Combined Cycle Power Plant #6, #7, and #8	10,630	1,418	9,212
POS-HiMETAL	Expansion	January, 2013 ~ December, 2013	Establishment of Facilities	100	12	88
Busan E&E	Expansion	October, 2010 ~ October, 2013	Establishment of a Refuse Derived Fuel Facilities	2,449	1,590	858

ø	The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

(b) Future Investment Plans			(In hundred millions of KRW)
Business	Company	Project		Planned Investments
				2013	2014	2015
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	4,102	2,813	487
			Capacity Increase	19,715	13,169	687
	POSCO SS- VINA	Expansion, Renovation and Replacement of Existing Facilities		17	316	359
Engineering & Construction	POSCO E&C Vietnam Co., Ltd.	Expansion, Renovation and Replacement of Existing Facilities	Investment Increase	69	80	115
	POSCO Plantec Co., Ltd.	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Industrial Machinery Factory in Gwangyang	75	274	311

ø	The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

28

6. Product Sales

[Steel]	(In hundred millions of KRW)

Items		2013 1H (January 1, 2013 ~ June 30, 2013)	2012	2011	2010
Domestic	Hot-Rolled Products	19,696	61,723	72,471	49,940
	Cold-Rolled Products	25,085	44,404	65,580	77,936
	Stainless Steel	14,995	33,902	38,581	31,621
	Others	57,569	124,741	123,194	99,766
Export	Hot-Rolled Products	10,725	37,910	42,665	22,084
	Cold-Rolled Products	50,267	98,140	101,980	89,059
	Stainless Steel	36,828	69,138	66,877	61,178
	Others	27,172	58,730	51,557	30,946
Total	Gross Sum	242,337	528,688	562,905	462,530
	Internal Transaction	(80,227)	(176,098)	(171,386)	(107,256)
	Total	162,110	352,590	391,519	355,274

[Trading]	(In hundred millions of KRW)

Items		2013 1H (January 1, 2013 ~ June 30, 2013)	2012	2011	2010
Domestic	Merchandise	3,967	7,537	8,444	1,721
	Product	402	854	1,026	217
	Others	88	90	78	19
Export	Merchandise	42,093	95,062	93,622	22,653
	Product	677	1,426	1,964	347
	Others	83	255	706	64
Trades among Korea, China & Japan		74,608	158,911	180,390	69,082
Gross Sum		121,918	264,135	286,230	94,103
Internal Transaction		(36,556)	(74,679)	(75,256)	(31,743)
Total		85,362	189,456	210,974	62,360

29

[Engineering & Construction]	(In hundred millions of KRW)

Items	2013 1H (January 1, 2013 ~ June 30, 2013)	2012	2011	2010
Construction Contract Revenue	Domestic	Architecture	6,987	13,730	16,321	12,823
Plant	20,978	28,323	23,716	32,811
Civil Engineering	2,997	9,120	11,187	11,355
Others	2
Overseas	14,402	35,704	24,275	8,441
Own Construction	4,482	2,871	672	6,101
Other Subsidiary company sales	2,643	7,511	8,560	7,704
Gross Sum	52,491	97,259	84,731	79,235
Internal Transaction	(22,915)	(50,503)	(29,969)	(35,747)
Total	29,576	46,756	54,762	43,488

[Others]	(In hundred millions of KRW)

Items	2013 1H (January 1, 2013 ~ June 30, 2013)	2012	2011	2010
Electric Power	24,802	47,240	32,132	17,751

7. Derivatives—Currency Forward Contracts

•	If the Exchangeable Bonds to American Depository Receipts of SK Telecom issued in 2008 and 2011 had been converted on December 31, 2012, due to the extinction of coupon value, the derivative valuation of the profit and loss which issued in 2008 would have been KRW 0, and the derivative valuation of the loss which issued in 2011 would have been 67,530million respectively.

•	Foreign currency swap agreement was entered in order to hedge the exchange rate conversion risk for a part of existing Japanese Yen denominated bonds. The derivative valuation of the loss would have been KRW 24,226 million.

•	Right to exercise put option in relation to the purchase of stakes in Steel Flower Co., Ltd. has been purchased and the derivative valuation of the profit would have been KRW 7,586 million.

30

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January, 2010	The purpose of the Cooperation Agreement was to obtain 15% stake in Roy Hill Holdings Pty. Ltd. which was pursuing the development of Roy Hill iron ore mine in Western Australia.
		January, 2012	POSCO decided to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (2nd phase), which amounts to approximately KRW 1,779 billion.
		March, 2012	POSCO entered into a contract in March 2012 to invest an additional A$ 1,495 million to increase its interest to 15% of the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd.
		April, 2012	POSCO entered into a contract to dispose its 2.5% interest in the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd. to China Steel Corporation for A$ 305 million.
DAEWOO INTERNATIONAL CORPORATION	Gas Sales and Purchase Agreement (“GSPA”) Regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December, 2008

1) Contract Parties

-      Seller: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)

-      Buyer: China National United Oil Company (“CNUOC”)

2) Signed Date: December 24, 2008

3) Summary of the GSPA

-      Gas produced from Shwe and Shwe Phyu gas field in Block A-1 and Mya field in Block A-3 in Myanmar will be transported via the offshore and onshore gas pipelines to CNUOC in China.

-      Gas production period is expected to be approximately 30 years.

-      Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.

4) Remarks

-      CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligations under gas sales and purchase agreement.

-      Related Public Announcements: December 2, 2008; December 3, 2008; July 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004

	Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc)	August, 2009

1) Total Investment: KRW 2,095,727,800,000

2) Purpose of Investment: construction of new facilities for gas production, processing and transportation

3) Total Period of Investment: October 1, 2009 ~ September 30, 2014

4) Remarks

-      Location: the north-western offshore and onshore in Myanmar

-      Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)

-      Date of Gas Supply: May 1, 2013; daily gas production rate during the plateau period: 50,000ft3/day

-      The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 developments will commence consequently approximately 10 years after the completion of the phase 1 development.

-      Main business areas: Upstream offshore business (offshore platform, subsea system), Middle stream offshore business (gas pipeline, onshore gas terminal)

-      Participants: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation (8.5%)

31

Sale of Daewoo Cement (Shandong) Company Limited	July, 2011

1) Purpose of the Sale : sale of non-core business, divestiture and collection of long term debt

2) Other information

-      The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo Cement (Shandong) Company Limited will be made when such information is available.

-      The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of March, 2012, the book value of all of the shares of Daewoo Cement (Shandong) Company Limited was KRW 41,600 million under the K-IFRS.

-      The official sale date of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; actual sale date of all of the shares of Daewoo Cement (Shandong) Company Limited shall be set when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.

-      Sale agreement can be nullified when condition precedents of the contract (i.e. government approvals, etc) are not satisfied.

Sale of Kyobo Life Insurance Co., Ltd.	August, 2012

1) Purpose of the sale was to strengthen financial structure and secure the core investment plan

2) Other information

-      The Board of Directors resolved to sell the shares held in Kyobo Life Insurance Co., Ltd., which amounts to KRW 1,205,400 million as of August 8, 2012.

Acquisition of NEATT (North East Asia Trade Tower) in Songdo, Incheon,	July 2013

1) Building

-      Name: NEATT (North East Asia Trade Tower)

-      Location: Songdo, Incheon, Korea

2) Purchase Price: KRW 207,600,000,000 (2.8% of the total assets on consolidated basis as of the end of year 2012)

3) Closing Date: July 31, 2014.(tentative)

4) Miscellaneous

-      Building is expected to be purchased by Daewoo International (60%) and POSCO EnC (40%)

9. Research and Development

A. Research and Development ( “R&D”) Organization

Business Area	Company		Organization	Staff
Steel	POSCO	POSCO’s Department	Technical Research Laboratory	905
			New Growth Technology Strategy Department	25
			Iron and Steel Technology Strategy Department	81
			Environment and Energy Department	28
			Total	1,039
	POSCO Specialty Steel		R&D Group	20
	POSCO COATED & COLOR STEEL		Product Research Group	11
	POSCO AST CO., LTD.		Product Research Team	3
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		Product Development Group	6
	POSCO Thainox Public Company Ltd.		Product development and research	6

32

Trade	DAEWOO International Corporation	Pusan Plant R&D Center Development Team	58
	Daewoo Paper Manufacturing Co., Ltd.	R&D Center New Product Development Team	8
Engineering & Construction	POSCO Engineering & Construction	R&D Center	94
	POSCO Engineering Company	R&D group	18
	POSCO Plantec	Technology Innovation Group	10
	POSCO A&C	R&D Center, Quality Engineering Team	27
Others	POSCO ENERGY	Technology Strategy Department, Fuel Cell Department	80
	POSCO ICT	Information Control Lab	58
	POSCO CHEMTECH COMPANY	R&D Center	40
	POSCO M-TECH CO., LTD.	R&D Center	17
	POS-HiMETAL CO., Ltd.	Product Research Department	7
	PNR CO., Ltd.	Quality Innovation Department	3
	PONUTech Co., Ltd.	R&D Center	8

B. R&D Expenses	(In millions of KRW)

Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	79,852	2,491	2,864	17,498	102,705
Manufacturing Cost	179,382	—	341	1,590	181,313
R&D Cost (Intangible Assets)	10,911	—	—	5,065	15,976
Total	270,145	2,491	3,205	24,153	299,994
R&D/Sales Ratio	1.67%	0.03%	0.11%	0.97%	0.99%

33

III. Financial Statements

1.	Non-consolidated Financial Statements

A. Summary on Fiscal Years of 2010, 2011, 2012 and the First Half of Fiscal Year of 2013

(In millions of KRW)

Account	2013 1H (January 1, 2013 ~ June 30, 2013)	2012	2011	2010
[Current Assets]	11,872,713	12,609,471	13,924,795	12,993,605
Cash & Cash equivalents	2,104,856	1,752,560	1,137,882	672,427
Trade Accounts & Notes Receivable(net)	3,795,278	4,087,030	4,220,242	3,548,448
Other Current Financial Instruments	923,646	1,323,539	1,381,463	2,754,319
Inventories	4,983,794	5,403,660	7,144,709	5,998,545
Other Current Assets	65,139	42,682	40,499	19,866
[Non-current Assets]	41,472,016	39,710,965	38,803,081	36,092,622
Other Non-current Financial Instruments	3,177,696	3,028,766	3,833,058	5,015,783
Investment in Subsidiaries and Associates	14,647,892	14,100,053	12,824,776	10,470,156
Tangible Assets	23,141,946	22,166,735	21,533,135	20,011,110
Good Will & Other Intangible Assets	378,756	293,841	222,896	229,137
Other Non-current Assets	125,726	121,570	389,216	366,435
Total Assets	53,344,729	52,320,436	52,727,876	49,086,227
[Current Liabilities]	5,103,086	4,543,512	5,015,145	6,051,454
[Non-current Liabilities]	7,607,988	8,612,376	10,114,715	7,011,278
Total Liabilities	12,711,074	13,155,888	15,129,860	13,062,732
[Capital Stock]	482,403	482,403	482,403	482,403
[Capital Surplus]	1,227,731	1,227,692	1,227,692	1,158,539
[Retained Earnings]	40,100,393	39,842,497	38,122,620	35,706,778
[Other Equity]	(1,176,872)	(2,388,044)	(2,234,699)	(1,324,225)
Total Shareholders’ Equity	40,633,655	39,164,548	37,598,016	36,023,495
Total Sales	15,424,411	35,664,933	39,171,703	32,582,037
Operating Income	1,284,749	2,789,597	4,330,381	4,904,125
Net Income	765,043	2,499,523	3,188,845	3,784,361
Earnings per share(KRW)	9,877	32,359	41,279	49,127

34

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean—International Financial Reporting Standards (the “K-IFRS”).

C. Non-consolidated Financial Statements

(1) Balance Sheet

Refer to the attached balance sheet for the first half of fiscal year of 2013.

(2) Income Statements

Refer to the attached income statement for the first half of fiscal year of 2013.

(3) The Note on the Financial Statement

Refer to the auditor’s note about the financial statement.

35

2. Consolidated Financial Statements

A. Summary on Fiscal Years of 2010, 2011, 2012 and the First Half of Fiscal Year of 2013

(In millions of KRW)

Account	2013 1H (January 1, 2013 ~ June 30, 2013)	2012	2011	2010
[Current Assets]	32,079,535	31,566,116	33,556,911	27,672,377
Cash & Cash equivalents	4,971,244	4,680,526	4,598,682	3,521,045
Other Current Financial Instruments	3,191,990	3,846,433	3,656,270	4,383,302
Accounts Receivable	12,207,585	11,037,973	11,450,515	9,219,011
Inventories	10,044,073	10,584,646	12,283,644	9,559,206
Other Current Assets	1,664,643	1,416,538	1,567,800	989,813
[Non-current Assets]	51,627,609	47,699,735	44,851,927	41,746,049
Other Non-current Financial Instruments	5,030,764	4,669,868	5,125,672	6,417,038
Investment Securities	3,545,874	3,039,261	3,831,659	3,306,425
Tangible Assets	34,958,666	32,276,379	28,453,184	25,437,740
Good Will & Other Intangible Assets	5,951,264	5,662,361	5,244,928	4,619,169
Other Non-current Assets	2,141,041	2,051,866	2,196,484	1,965,677
Total Assets	83,707,144	79,265,851	78,408,838	69,418,426
[Current Liabilities]	21,627,879	19,775,001	19,605,357	18,276,777
[Non-current Liabilities]	18,127,916	17,061,432	18,073,561	12,604,482
Total Liabilities	39,755,795	36,836,433	37,678,918	30,881,259
[Controlling Interest]	40,883,761	39,454,142	38,356,350	36,575,685
Capital Stock	482,403	482,403	482,403	482,403
Capital Surplus	1,103,519	1,104,814	1,150,452	1,101,561
Hybrid bond	996,919
Retained Earnings	40,374,471	40,346,481	38,709,475	35,887,696
Other Controlling Interest	(2,073,551)	(2,479,556)	(1,985,980)	(895,975)
[Minority Interest]	3,067,588	2,975,276	2,373,570	1,961,482
Total Shareholders’ Equity	43,951,349	42,429,418	40,729,920	38,537,167
Total Sales	30,184,992	63,604,151	68,938,725	47,887,255
Operating Income	1,619,512	3,653,108	5,467,694	5,552,513
Consolidated Net Profit	532,762	2,385,607	3,714,286	4,185,651
[Controlling Interest]	528,573	2,462,081	3,648,136	4,105,623
[Minority Interest]	4,189	(76,474)	66,150	80,029
Consolidated Total Comprehensive Income	966,675	1,747,685	2,442,377	4,765,441
[Controlling Interest]	900,274	1,911,506	2,530,437	4,639,672
[Minority Interest]	66,401	(163,821)	(88,060)	125,769
Earning Per Share	6,815	31,874	47,224	53,297
Number of Consolidated Companies	212	218	220	173

36

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

(1) Consolidated Balance Sheet

Refer to the attached consolidated balance sheet for the first half of fiscal year of 2013.

(2) Consolidated Income Statements

Refer to the attached consolidated financial report for the first half of fiscal year of 2013.

37

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1) Board of Directors

Our board of directors has the ultimate responsibility for management of our business affairs. Under our Articles of Incorporation, the board shall consist of five directors who also act as the executive officers (the “Inside Directors”) and six directors who are to be outside directors (the “Outside Directors”). Our shareholders elect both Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for the Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications; candidates for the Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may recommend candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six special committees:

(a)	Director Candidate Recommendation Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Operation Committee;

(d)	Executive Management Committee;

(e)	Audit Committee; and

(f)	Related Party Transaction Committee.

38

ø Composition of the Special Committees under the Board of Directors and their Functions (as of August 14, 2013)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Lee, Chang-Hee (Chairman) James B. Bemowski Shin, Chae-Chol Kim, Yeung Gyu

- Reviews the qualifications of potential candidates for Directors

- Proposes nominees for the Outside Directors

- Advances the nomination process for the Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Han, Joon-Ho (Chairman) Lee, Young-Sun Shin, Chae-Chol Lee, Myung-Woo	- Executes management succession and development plans - Establishes evaluation procedures of directors - Reviews the retirement procedures and distribution of the allowance for directors

Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Han, Joon-Ho (Chairman) James B. Bemowski Lee, Myung-Woo Park, Ki-Hong Kim, Joon-Sik

- Advances deliberation of new investments in other companies

- Revises the internal regulations regarding the operation of the Board of Directors

- Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Lee, Chang-Hee (Chairman) Lee, Young-Sun Shin, Chae-Chol

- Audits the accounting system and business operations

- Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Lee, Chang Hee (Chairman) Lee, Young-Sun Shin, Chae-Chol

- Reviews matters related to the internal transactions under the MRFTA.-Holds preliminary review on internal transactions exceeding the amount of KRW 10 billion.

- Holds a deliberation hearing on internal transactions exceeding KRW 3 billion but less than 10 billion.

Executive Management Committee	5 Inside Directors	Chung, Joon-Yang (Chairman) Park, Ki-Hong Kim, Joon-Sik Chang, In-Hwan Kim, Yeung Gyu

- Oversees decisions with respect to our operational and management matters

- Reviews management’s proposal for new strategic initiatives

- Reviews deliberation over critical internal matters related to the organization structure and development of personnel

- Reviews and revises work and welfare policies

(2) Establishment and Composition of the Director Candidate Recommendation Committee

(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

39

(3) List of Outside Directors(as of June 30, 2013)

Name	Experience	Relation with Majority Shareholder	Remarks
Lee, Young-Sun	- President of Hallym University - Professor of Yonsei University	None	Chairman Board of Directors

Han, Joon-Ho	- (Present) CEO and Vice Chairman, Samchully Co., Ltd. - Chairman and CEO, Korea Electric Power Corporation	None

Lee, Chang Hee	- (Present) Professor of College of Law, Seoul National University - International Director, Tax Law Association	None

James B. Bemowski

- (Present) Vice Chairman & CEO, Business Operations, Doosan Corporation

- Senior Executive Vice President and Chairman of SBB Mutual Southern Bank Berhad, Malaysia

- Senior Partner, McKinsey & Company

None

Shin, Chae-Chol	- President and Representative Director, LG CNS - President and Representative Director, IBM Korea	None

Lee, Myoung-Woo	- (Present) Professor, HanYang University - Vice Chairman, Iriver - CEO, SONY Korea	None

(4) List of Key Activities of the Board of Directors (January 1, 2013 ~ August14, 2013)

Session	Date	Agenda	Approval
2013-1	February 7	1. Approval of the financial statements for the 45th fiscal year and the convocation schedule for the 45th general meeting of shareholders 2. Plan for Disposal of Treasury Stocks as Employee Award	All 2 Cases Approved

2013-2	February 28

1. Decide to file for judicial review of administrative actions of a cease and desist order and fine imposed by Fair Trade Commission

2. Recommendation of candidates for the Inside Director position

(Excluding the candidate for the Chief Executive Officer)

3. Agenda for the 45th general meeting of shareholders

All 3 Cases Approved

2013-3	March 22	1. Appointment of the Chairman of the Board of Directors 2. Appointment of the special committee members 3. Approval of designation of Representative Directors and Inside Directors	All 3 Cases Approved

2013-4	May 10

1. Plan for acquisition of SUNGJIN GEOTEC Co., Ltd. and POSCO Plant Engineering Co., Ltd.

2. Change of business structure of a Synthetic Natural Gas project

3. Contribution plan for the financial stability of in small and medium sized businesses

4. Plan for the transaction with Daewoo International in 2012

5. Plan for the transaction with POSCO Process & Service Co., Ltd

6. Financing plan for the second quarter of 2013

7. Renewal of Treasury Stock Specific Money Trust Contract

8. Change of ADR(American Depositary Receipt) Depositary

9. Contribution to POSCO Educational Foundation

All 9 Cases Approved

40

2013-5	August 8

1. Plan for investment increase for the joint business in PT Krakatau POSCO and provision of the payment guarantee

2. Financing plan for the second half of fiscal year of 2013

3. Distribution of the interim dividend for the first half of fiscal year of 2013

4. Contribution to the Large & Small Business Cooperation Foundation

5. Establishment of ‘POSCO 1% Foundation’

6. Plan for paid-in capital increase through third-party allocation in POSCO Specialty Steel

7. Plan for the transaction with POSCO-ASIA in 2013

8. Plan for the transaction with POSCO E&C in 2013

All 8 Cases Approved

ø Major Activities of the Outside Directors on the Board of Directors (January 1, 2013 ~ August 14, 2013)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2013-1	February 7	7 (7)	-

2013-2	February 28	7 (7)	-

2013-3	March 22	6 (6)	-

2013-4	May 10	6 (6)	-

2013-5	August 8	5 (6)	-

(5) Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2013 ~ March 22, 2013)

Date	Agenda	Approval
February 7, February 13	Assessment of qualifications and recommendation of the Outside Directors	Approved

February 28	1. Assessment of qualifications and recommendation of the Outside Directors 2. Assessment of the Inside Directors	Approved -

March 22	1. Appointment of the special committee members 2. Approval of the designation of positions for the Representative Directors and Inside Directors	- -

(b) Major Activities of Evaluation and Compensation Committee (January 1, 2013 ~ March 22, 2013)

Date	Agenda	Approval
February 7	Evaluation of the management result for the fiscal year of 2012	Approved

41

(c)	Major Activities of Finance and Operation Committee (January 1, 2013 ~ March 22, 2013)

Date	Agenda	Approval
February 7	Share Kun-pledge related to Heat recovery business from wastewater in Tancheon	Approved

ø Major Activities after March 22, 2013

Date	Agenda	Approval
May 10

1. Change of business structure of a Synthetic Natural Gas project

2. Contribution plan for the financial stability of small and medium sized businesses

3. Participation in the productivity innovation partnership with small businesses

4. Financing plan for the second quarter of 2013

5. Payment Guarantee for POSCO-Vietnam Co., Ltd.

- - Approved - Approved

June 20	1. Investment plan for securing FeSiAl in Central Asia	Approved

August 6	1. Financing plan for the second half of fiscal year of 2013 2. Contribution to the Large & Small Business Cooperation Foundation 3. Establishment of ‘POSCO 1% Foundation’

(d)	Major Activities of Related Party Transaction Committee (January 1, 2013 ~ March 22, 2013)

Date	Agenda	Approval
February 6	Review of the operation of the Fair Trading Program	-

ø Major Activities after March 22, 2013

Date	Agenda	Approval
May 9	Contribution to POSCO Educational Foundation	-

August 7	1. Sale of a sub-materials storage tank in Pohang Chemical plant to POSCO Chemtech 2. Review of the operation of the Fair Trading Program	Approved

(e)	Major Activities of Executive Management Committee (January 1, 2013 ~ August 14, 2013)

Session	Date	Agenda	Approval
2013-1	March 5	Disposal of Treasury Stocks as Employee Award	Approved

2013-2	April 2	Disposal of Treasury Stocks as Employee Award	Approved

2013-3	May 2	Establishment plan of Stainless Steel Processing Center in Europe	Approved

2013-4	June 4	Disposal of assets by the second renovation of the first furnace in Gwangyang Closing of the shareholder book for recording of the distribution of the interim dividend for the first half of fiscal year of 2013	Approved Approved

2013-5	July 2	Investment of R&D facilities for the construction of the high manganese steel production system Disposal of Treasury Stocks as Employee Award	Approved Approved

42

Session	Date	Agenda	Approval
2013-6	July 16	Plan for investment increase for the joint business in PT Krakatau POSCO and provision of the payment guarantee	-

2013-7	August 1	Construction of COG Holder for the replacement of #1 COG in Pohang Steel Works	Approved

2013-8	August 8	Investment for the third renovation of the second furnace in Pohang Steel Works and related facilities	Approved

43

B. Audit Committee

Under the Korean laws and our Articles of Incorporation, we are required to have an audit committee (the “Audit Committee”). The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be of Outside Directors. Members of the Audit Committee must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. Our current Audit Committee is composed of three Outside Directors. Members of our Audit Committee are Lee, Chang-Hee (Chairman), Lee, Young-Sun and Shin, Chae-Chol.

The duties of the Audit Committee include:

•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.

Moreover, in connection with the general meeting of shareholders, the Audit Committee examines the agenda, financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

(1) Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Lee, Chang-Hee Lee, Young-Sun Shin, Chae-Chol	Satisfies the requirements stipulated in the articles of incorporation	Chairman - -

44

(2) Major Activities of the Audit Committee (Auditors)(January 1, 2013 ~ August 14, 2013)

Session	Date	Agenda	Approval
2013-1	February 6

º Deliberation Agenda

- Approval of audit and non-audit services for the review of revenue in 2012

º Report Agenda

- Reporting of the operations of the internal accounting control system for the fiscal year of 2012

Approved

2013-2	February 27

º Deliberation Agenda

- Assessment of the operations of the internal accounting control system for the fiscal year of 2012

- Internal audit result for the fiscal year of 2012 (Consolidated)

º Report Agenda

- External audit result for the fiscal year of 2012 (Consolidated)

Approved

2013-3	March 21	º Deliberation Agenda - Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries	Approved

2013-4	May 9

º Report Agenda

- Internal audit result for the first quarter of 2013 (Consolidated)

- External audit result for the first quarter of 2013 (Consolidated) and

Audit result of Form 20-F for the fiscal year 2012

- Audit plans for the fiscal year of 2013

- Assessment of observance of ethics

C. Voting Rights by Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.
(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

(In millions KRW)

Category	Total Numbers	Total Payment	Average Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	2,664	353		—
Outside Director	3	199	33		—
Members of the Audit Committee	3	116	38	7,000	—
Total	11	2,979	180		—

45

ø	Payment Period: January 1, 2013 ~ June 30, 2013

ø	Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Director.

(2) List of Stock Options Presented to the Executives

-	Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).

46

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2013

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of June 30, 2013, the condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2013 and 2012, and the condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2013 and 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of the condensed consolidated interim financial information in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034, “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed consolidated interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

The consolidated statement of financial position of the Company as of December 31, 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 12, 2013, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2012, presented for comparative purposes, is not different from that audited by us in all material respects.

Seoul, Korea

August 13, 2013

This report is effective as of August 13, 2013, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2013 and December 31, 2012

(Unaudited)

(in millions of Won)	Notes	June 30, 2013		December 31, 2012
Assets
Cash and cash equivalents	20	￦	4,971,244	4,680,526
Trade accounts and notes receivable, net	4,20,32		12,207,585	11,037,973
Other receivables	5,20,32		1,841,674	1,997,152
Other short-term financial assets	6,20		1,350,316	1,849,281
Inventories	7		10,044,073	10,584,646
Current income tax assets			34,081	17,168
Assets held for sale	8		213,850	1,190
Other current assets	13		1,416,712	1,398,180

Total current assets			32,079,535	31,566,116

Long-term trade accounts and notes receivable, net	4,20		115,353	142,204
Other receivables	5,20		893,686	808,904
Other long-term financial assets	6,20		4,137,078	3,860,965
Investments in associates	9		3,545,874	3,039,261
Investment property, net	10		527,655	521,191
Property, plant and equipment, net	11		34,958,666	32,276,379
Intangible assets, net	12		5,951,264	5,662,361
Deferred tax assets			1,067,140	994,684
Other long-term assets	13		430,893	393,786

Total non-current assets			51,627,609	47,699,735

Total assets		￦	83,707,144	79,265,851

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2013 and December 31, 2012

(Unaudited)

(in millions of Won)	Notes	June 30, 2013		December 31, 2012
Liabilities
Trade accounts and notes payable	20,32	￦	3,953,918	4,389,195
Short-term borrowings and current installments of long-term borrowings	14,20		12,064,656	10,509,348
Other payables	15,20,32		1,987,978	1,834,904
Other short-term financial liabilities	16,20		111,002	92,741
Current income tax liabilities			306,893	559,328
Liabilities related assets held for sale	8		118,769	—
Provisions	17		125,562	77,831
Other current liabilities	19		2,959,101	2,311,654

Total current liabilities			21,627,879	19,775,001

Long-term trade accounts and notes payable	20		13,754	2,593
Long-term borrowings, excluding current installments	14,20		15,356,793	14,412,085
Other payables	15,20		259,949	243,922
Other long-term financial liabilities	16,20		172,392	117,713
Net defined benefit liabilities	18		402,972	345,688
Deferred tax liabilities			1,465,516	1,461,519
Long-term provisions	17		90,607	100,098
Other long-term liabilities	19		365,933	377,814

Total non-current liabilities			18,127,916	17,061,432

Total liabilities		￦	39,755,795	36,836,433

Equity
Share capital	21	￦	482,403	482,403
Capital surplus	21		1,103,519	1,104,814
Hybrid bonds	22		996,919	—
Reserves	23		317,757	(88,150)
Treasury shares	24		(2,391,308)	(2,391,406)
Retained earnings			40,374,471	40,346,481

Equity attributable to owners of the controlling company			40,883,761	39,454,142
Non-controlling interests			3,067,588	2,975,276

Total equity		￦	43,951,349	42,429,418

Total liabilities and equity		￦	83,707,144	79,265,851

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and the six-month periods ended June 30, 2013 and 2012

(Unaudited)

		For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won, except per share information)	Notes	2013		2012	2013	2012
Revenue	32,35	￦	15,603,109	16,488,239	30,184,992	32,796,884
Cost of sales	28,32		(13,745,519)	(14,281,827)	(26,653,690)	(28,912,309)

Gross profit			1,857,590	2,206,412	3,531,302	3,884,575
Selling and administrative expenses	25,28
Administrative expenses			(556,946)	(475,473)	(1,108,765)	(988,355)
Selling expenses			(398,052)	(431,309)	(803,025)	(850,448)

Operating profit	3,26		902,592	1,299,630	1,619,512	2,045,772
Share of profit (loss) of equity-accounted investees	9		(24,256)	(5,285)	(22,991)	12,118
Finance income and costs	20,29
Finance income			674,673	325,156	1,366,266	1,112,296
Finance costs			(1,108,946)	(649,321)	(2,112,130)	(1,366,130)
Other non-operating income and expenses	26,27,32
Other non-operating income			34,476	124,488	72,897	236,727
Other non-operating expenses	28		(139,594)	(359,252)	(217,167)	(429,854)

Profit before income tax			338,945	735,416	706,387	1,610,929
Income tax expense	30		(98,444)	(269,660)	(173,625)	(509,534)

Profit for the period			240,501	465,756	532,762	1,101,395

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss :
Remeasurements of defined benefit pension plans	18		44,733	(22,502)	(35,022)	(11,789)
Items that may be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-method investees			(26,563)	(123,885)	59,157	(23,133)
Net changes in the unrealized fair value of available-for-sale investments	20		55,884	(403,809)	157,913	(97,582)
Foreign currency translation differences			17,172	(129,455)	251,865	(18,680)

Other comprehensive income (loss), net of tax			91,226	(679,651)	433,913	(151,184)

Total comprehensive income (loss) for the period		￦	331,727	(213,895)	966,675	950,211

Profit (loss) attributable to:
Owners of the controlling company		￦	250,565	509,293	528,573	1,138,831
Non-controlling interests			(10,064)	(43,537)	4,189	(37,436)

Profit for the period		￦	240,501	465,756	532,762	1,101,395

Total comprehensive income (loss) attributable to:
Owners of the controlling company		￦	319,167	(106,111)	900,274	1,006,757
Non-controlling interests			12,560	(107,784)	66,401	(56,546)

Total comprehensive income (loss) for the period		￦	331,727	(213,895)	966,675	950,211

Basic and diluted earnings per share	31	￦	3,216	6,593	6,815	14,743

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2013 and 2012

(Unaudited)

	Attributable to owners of the controlling company								Non- controlling interests
(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Sub total		Total
Balance as of January 1, 2012	￦	482,403	1,150,452	—	405,426	(2,391,406)	38,709,475	38,356,350	2,373,570	40,729,920
Comprehensive income :
Profit for the period		—	—	—	—	—	1,138,831	1,138,831	(37,436)	1,101,395
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	—	(24,369)	—	—	(24,369)	1,236	(23,133)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(98,972)	—	—	(98,972)	1,390	(97,582)
Foreign currency translation differences, net of tax		—	—	—	363	—	—	363	(19,043)	(18,680)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(9,096)	(9,096)	(2,693)	(11,789)

Total comprehensive income		—	—	—	(122,978)	—	1,129,735	1,006,757	(56,546)	950,211

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(579,333)	(579,333)	(18,721)	(598,054)
Changes in subsidiaries		—	—	—	—	—	—	—	4,709	4,709
Changes in ownership interests in subsidiaries		—	(102,913)	—	—	—	—	(102,913)	550,861	447,948
Others		—	(47)	—	11,708	—	1,044	12,705	(3,009)	9,696

Total transactions with owners of the controlling company		—	(102,960)	—	11,708	—	(578,289)	(669,541)	533,840	(135,701)

Balance as of June 30, 2012	￦	482,403	1,047,492	—	294,156	(2,391,406)	39,260,921	38,693,566	2,850,864	41,544,430

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the six-month periods ended June 30, 2013 and 2012

(Unaudited)

	Attributable to owners of the controlling company								Non- controlling interests
(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Sub total		Total
Balance as of January 1, 2013	￦	482,403	1,104,814	—	(88,150)	(2,391,406)	40,346,481	39,454,142	2,975,276	42,429,418
Comprehensive income :
Profit for the period		—	—	—	—	—	528,573	528,573	4,189	532,762
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	—	43,713	—	—	43,713	15,444	59,157
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	157,465	—	—	157,465	448	157,913
Foreign currency translation differences, net of tax		—	—	—	207,551	—	—	207,551	44,314	251,865
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(37,028)	(37,028)	2,006	(35,022)

Total comprehensive income		—	—	—	408,729	—	491,545	900,274	66,401	966,675

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(463,467)	(463,467)	(30,544)	(494,011)
Changes in subsidiaries		—	—	—	—	—	—	—	36,393	36,393
Changes in ownership interests in subsidiaries		—	(1,902)	—	—	—	—	(1,902)	24,060	22,158
Issuance of hybrid bonds		—	—	996,919	—	—	—	996,919	—	996,919
Interest of hybrid bonds		—	—	—	—	—	(2,132)	(2,132)	—	(2,132)
Disposal of treasury shares		—	39	—	—	98	—	137	—	137
Others		—	568	—	(2,822)	—	2,044	(210)	(3,998)	(4,208)

Total transactions with owners of the controlling company		—	(1,295)	996,919	(2,822)	98	(463,555)	529,345	25,911	555,256

Balance as of June 30, 2013	￦	482,403	1,103,519	996,919	317,757	(2,391,308)	40,374,471	40,883,761	3,067,588	43,951,349

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2013 and 2012

(Unaudited)

(in millions of Won)	Notes	June 30, 2013		June 30, 2012
Cash flows from operating activities
Profit for the period		￦	532,762	1,101,395
Adjustments for :
Depreciation			1,232,714	1,143,464
Amortization			89,121	69,344
Finance income			(702,204)	(707,950)
Finance costs			1,406,874	915,785
Income tax expense			173,625	509,534
Gain on disposal of property, plant and equipment			(11,743)	(8,003)
Loss on disposal of property, plant and equipment			75,043	31,185
Share of loss (profit) of equity - accounted investees			22,991	(12,118)
Cost for defined benefit plans			123,798	110,347
(Reversal of) bad debt expenses			67,325	(8,135)
Loss on valuation of inventories			48,018	67,222
Impairment loss of assets held for sale			—	258,381
Gain on disposal of assets held for sale			—	(147,459)
Others, net			46,182	(2,713)

			2,571,744	2,218,884

Changes in operating assets and liabilities	34		(448,704)	(269,854)
Interest received			126,782	147,290
Interest paid			(345,604)	(431,722)
Dividends received			157,991	119,299
Income taxes paid			(558,212)	(421,335)

Net cash provided by operating activities			2,036,759	2,463,957

Cash flows from investing activities
Proceeds from disposal of short-term financial instruments			2,599,893	1,798,442
Collection of loans			277,797	173,435
Proceeds from disposal of available-for-sale investments			70,627	632,013
Proceeds from disposal of investments of equity - accounted investees			6,099	—
Proceeds from disposal of other investment assets			30,230	2,237
Proceeds from disposal of property, plant and equipment			26,513	14,975
Proceeds from disposal of intangible assets			2,513	5,342
Acquisition of short-term financial instruments			(2,191,585)	(1,564,985)
Increase in loans			(341,766)	(199,844)
Acquisition of available-for-sale investments			(122,758)	(120,120)
Acquisition of investments of equity -accounted investees			(571,318)	(416,293)
Acquisition of other investment assets			(55)	(2,219)
Acquisition of property, plant and equipment			(3,535,771)	(2,198,276)
Acquisition of intangible assets			(302,431)	(382,267)
Cash received from acquisition of business, net of cash acquired			5,399	6,799
Cash received from disposal of business			7,358	10,365
Other, net			806	69,071

Net cash used in investing activities		￦	(4,038,449)	(2,171,325)

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2013 and 2012

(Unaudited)

(in millions of Won)	Notes	June 30, 2013		June 30, 2012
Cash flows from financing activities
Proceeds from borrowings		￦	4,085,688	1,437,822
Repayment of borrowings			(2,158,087)	(1,080,069)
Proceeds from (repayment of) short-term borrowings, net			(232,643)	152,541
Payment of cash dividends			(495,186)	(597,788)
Proceeds from issuance of hybrid bonds			996,919	—
Other, net			9,701	205,646

Net cash provided by financing activities			2,206,392	118,152

Effect of exchange rate fluctuation on cash held			86,016	(36,162)

Net increase in cash and cash equivalents			290,718	374,622

Cash and cash equivalents at beginning of the period			4,680,526	4,598,682

Cash and cash equivalents at end of the period		￦	4,971,244	4,973,304

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2013

(Unaudited)

1. General Information

General information about POSCO, its 42 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd., 169 foreign subsidiaries including POSCO America Corporation and its 95 associates (collectively “the Company”) are as follows:

(a) The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through eight of its overseas liaison offices.

As of June 30, 2013, the shares of the POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

(b) Consolidated subsidiaries acquired or reclassified during the six-month period ended June 30, 2013

1)	Consolidated subsidiaries acquired or reclassified during the six-month period ended June 30, 2013 are as follows:

Company	Date of Acquisition	Ownership (%)	Reason
POSCO Engineering (Thailand) Co., Ltd. (*1)	January, 2013	48.90	reclassification from associate
POSMATE Co., Ltd.	January, 2013	66.23	reclassification from associate
POSCO-Mory-Maruyasu PIPE (*1)	February, 2013	50.00	new establishment
PT. KRAKATAU BLUE WATER	February, 2013	67.00	new establishment
PT. KRAKATAU POS-CHEM DONG-SUH CHEMICAL (*1)	March, 2013	45.00	new establishment
MAX STEEL Co., LTD.	March, 2013	100.00	new acquisitions
Myanmar Daewoo International Corporation	March, 2013	100.00	new establishment
POSCO YongXin Rare Earth Metal Co., Ltd.	March, 2013	51.67	reclassification from associate

(*1)	These subsidiaries are included in the consolidated interim financial statements as the controlling company has control over them in consideration of the board of directors’ composition and others.

2)	Cash outflows (inflows) from business acquisitions

(in millions of Won)	Amounts
Consideration transferred	￦	4,019
Less: cash and cash equivalents acquired		(9,418)

Total	￦	(5,399)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2013

(Unaudited)

(c)	Subsidiaries that were excluded from consolidation during the six-month period ended June 30, 2013 are as follows:

Company	Date of disposal	Reason
Postech 2006 Energy Fund	January, 2013	Reclassification from subsidiary to associate
Postech Early Stage Fund	January, 2013	Reclassification from subsidiary to associate
Pohang SPFC Co., Ltd.	January, 2013	Statutory merger by SPFC Co., LTD. (formerly, Gwangyang SPFC Co., LTD.)
Gunsan SPFC Co., Ltd.	January, 2013	Statutory merger by SPFC Co., LTD. (formerly, Gwangyang SPFC Co., LTD.)
POSCALCIUM Company, Ltd.	January, 2013	Statutory merger by POSCO Chemtech Company Ltd.
Reco Metal Co., Ltd.	January, 2013	Statutory merger by POSCO M-TECH Co., Ltd.
9 Digit Co., Ltd.	January, 2013	Statutory merger by POSCO M-TECH Co., Ltd.
SeungGwang Co., Ltd.	January, 2013	Statutory merger by POSMATE Co., Ltd.
POSWITH Co., Ltd.	January, 2013	Statutory merger by POSCO Humans Co., Ltd. (formerly, POS ECO HOUSING Co., LTD.)
MCM Korea	March, 2013	Exclusion by corporate liquidation
DAEWOO CANADA LTD.	March, 2013	Exclusion by corporate liquidation
DAEWOO HANDELS GmbH	March, 2013	Exclusion by corporate liquidation
Dalian POSCO Steel Co., Ltd	March, 2013	Disposal
MAX STEEL Co., LTD.	April, 2013	Statutory merger by POSCO-Vietnam Processing Center Co., Ltd.

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2012. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgements

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2012.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2012. The following changes in accounting policy are also expected to be reflected in the Company’s consolidated financial statements as of and for the year ending December 31, 2013.

(a) Changes in accounting policies

The Company has applied the following new standard and amendments since January 1, 2013.

1) K-IFRS No. 1110, “Consolidated Financial Statements”

2) K-IFRS No. 1111, “Joint Arrangements”

3) K-IFRS No. 1112, “Disclosure of Interests in Other Entities”

4) K-IFRS No. 1113, “Fair Value Measurement”

5) K-IFRS No. 1001, “Presentation of Financial Statements”

6) K-IFRS No. 1019, “Employee Benefits”

The details of changes in accounting policies are as follows:

1)	Subsidiaries

The Company adopted K-IFRS No. 1110, “Consolidated Financial Statements” since January 1, 2013. As a result, the Company has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. K-IFRS No. 1110 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the Company controls the investee on the basis of de facto circumstances.

As a result of the adoption of K-IFRS No. 1110, “Consolidated Financial Statements”, the Company changed its control relationship with the following investees:

Company
Newly included subsidiaries	POSCO Engineering (Thailand) Co., Ltd.
Excluded subsidiaries	Postech 2006 Energy Fund, Postech Early Stage Fund

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

2)	Joint arrangements

The Company adopted K-IFRS No.1111, “Joint Arrangements” since January 1, 2013. The standard classifies joint arrangements into two types—joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRS applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method.

Under K-IFRS No. 1111, the Company classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Company’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

The Company has re-evaluated its involvement in its only joint arrangement and has reclassified the investment from jointly controlled entity to joint venture. Notwithstanding the reclassification, the investment continues to be recognized by applying the equity method. Management believes that there has been no impact of adoption of the standard on the Company’s consolidated financial statements.

Also, for a joint operation, the standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement. Management believes that there have been no significant differences between previous and new accounting treatment of adoption of the standard.

3)	Disclosure of interests in other entities

The Company adopted K-IFRS No. 1112, “Disclosure of Interests in Other Entities” since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

4)	Fair value measurement

The Company adopted K-IFRS No. 1113, “Fair Value Measurement” since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements including requirements of K-IFRS No. 1107, “Financial Instruments : Disclosures” and other standards.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

5)	Classification of other comprehensive income

The Company has applied the amendments to K-IFRS No. 1001, “Presentation of Financial Statements” since January 1, 2013. The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

6)	Employee benefits

The Company has applied the amendments to K-IFRS No. 1019, “Employee Benefits” since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

(b)	Impact of changes in accounting policy

1)	As management believes the impact of the amendment to K-IFRS No. 1110, 1111, 1112, 1113 and 1019 on the Company’s prior year’s condensed consolidated interim financial statement is not significant, the comparative period’s condensed consolidated interim financial statements are not restated.

2)	K-IFRS No. 1001, “Presentation of Financial Statements”

The Company adopted the amendment to K-IFRS No. 1001, “Presentation of Financial Statements” from the annual period ended December 31, 2012, which prescribes the Company’s operating profit to be calculated as revenue less: (1) cost of sales, and (2) selling and administrative expenses, and presented separately in the statement of comprehensive income.

Additionally, in the notes to the financial statements (note 26), the Company provides voluntary disclosure of the entity-specific measure of operating performance presented as “adjusted operating profit” which is calculated base on the Company’s own criteria. In doing so, the Company is required to disclose: (1) a reconciliation between the entity-specific measure of operating performance and operating profit or loss presented on the face of the statement of comprehensive income, and (2) the fact that the measure of operating performance disclosed in the notes is calculated based on the Company’s own criteria.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

The Company retrospectively applied the amendment to K-IFRS No. 1001, for which the impact on the three-month and six-month periods ended June 30, 2012 is as follows:

(in millions of Won)	For the three-month period ended June 30, 2012		For the six-month period ended June 30, 2012
Operating profit before adoption of the amendment	￦	1,064,866	1,852,645
Add
Loss on disposals of property, plant and equipment		17,312	31,185
Loss on disposals of assets held for sale		119	9,510
Loss on disposals of investment in subsidiaries and associates		—	395
Idle tangible assets expenses		7,756	14,350
Other bad debt expenses		5,008	9,949
Donations		16,158	40,763
Loss on disposals of wastes		4,024	8,137
Penalty and default losses		7,916	7,916
Impairment loss of assets held for sale		258,381	258,381
Impairment loss of property, plant and equipment and others		36,035	38,020
Others		6,543	11,248

		359,252	429,854

Deduct
Gain on disposals of property, plant and equipment		(5,782)	(8,003)
Gain on disposals of investment in subsidiaries and associates		(3,331)	(7,359)
Gain on disposals of assets held for sale		(146,309)	(147,459)
Reversal of other bad debt allowance		—	(6,196)
Grant income		(248)	(1,065)
Outsourcing income		(745)	(14,017)
Gain on disposals of wastes		(3,407)	(5,680)
Gain from claim compensation		(1,453)	(16,153)
Penalty income from early termination of contracts		(463)	(14,431)
Others		37,250	(16,364)

		(124,488)	(236,727)

Operating profit after adoption of the amendment	￦	1,299,630	2,045,772

(c) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2013, and the Company has not early adopted them. Management believes the impact of the amendments on the Company’s condensed consolidated interim financial statements is not significant.

1)	Amendments to K-IFRS No. 1032, “Financial Instruments : Presentation”

The amendments clarified the application guidance related to offsetting a financial asset and a financial liability. The amendment is mandatorily effective for periods beginning on or after January 1, 2014 with earlier adoption permitted.

(d) Reclassification

The Company made reclassifications within other receivables, other financial assets, other payables, and other financial liabilities on the accompanying condensed consolidated statements of financial position as of December 31, 2012 to conform to current period presentation.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Current
Trade accounts and notes receivable	￦	10,742,687	9,865,436
Capital lease receivables		41,771	44,918
Unbilled due from customers for contract work		1,833,063	1,493,709
Less: allowance for doubtful accounts		(409,936)	(366,090)

	￦	12,207,585	11,037,973

Non-current
Trade accounts and notes receivable	￦	49,579	52,763
Capital lease receivables		83,489	102,887
Less: allowance for doubtful accounts		(17,715)	(13,446)

	￦	115,353	142,204

The trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦78,999 million and ￦80,258 million as of June 30, 2013 and December 31, 2012, respectively, and are included in bank borrowings.

5. Other Receivables

Other receivables as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Current
Short-term loans	￦	242,565	271,067
Other accounts receivable		1,214,603	1,298,878
Accrued income		72,521	71,076
Deposits		71,527	107,208
Other checking accounts		299,796	302,738
Less : allowance for bad debt accounts		(59,338)	(53,815)

	￦	1,841,674	1,997,152

Non-current
Long-term loans	￦	680,262	574,255
Long-term other accounts receivable		121,982	164,289
Accrued income		1,261	1,204
Deposits		130,955	110,682
Less : allowance for bad debt accounts		(40,774)	(41,526)

	￦	893,686	808,904

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

6. Other Financial Assets

(a)	Other short-term financial assets as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Derivatives assets held for trading	￦	92,166	62,720
Short-term available-for-sale securities		144,979	133,656
Current portion of held-to-maturity securities (bonds)		1,285	31,237
Short-term financial instruments (*1,2,3,4)		1,111,886	1,621,668

	￦	1,350,316	1,849,281

(*1)	As of June 30, 2013 and December 31, 2012, short-term financial instruments amounting to ￦4,700 million and ￦3,400 million, respectively, are secured in relation to long-term borrowings from the National Forestry Cooperative Federation.
(*2)	As of June 30, 2013 and December 31, 2012, ￦ 12,554 million and ￦ 12,699 million, respectively, are restricted for the use in a government project.
(*3)	As of June 30, 2013 and December 31, 2012, short-term financial instruments amounting to ￦ 6,906 million and ￦ 7,650 million, respectively, are provided as collateral for long-term borrowings.
(*4)	As of June 30, 2013 and December 31, 2012, short-term financial instruments amounting to ￦ 223,739 million and ￦ 153,251 million, respectively, are restricted for use in financial arrangements, pledge and others.

(b)	Other long-term financial assets as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Derivatives assets held for trading	￦	19,936	8,634
Long-term available-for-sale securities (equity instruments) (*1,2,3)		3,738,796	3,711,169
Long-term available-for-sale securities (bonds)		29,266	26,430
Long-term available-for-sale securities (others)		57,410	43,266
Held-to-maturity securities (bonds)		3,541	3,251
Long-term financial instruments		288,129	68,215

	￦	4,137,078	3,860,965

(*1)	As of June 30, 2013, 2,368,628 shares equivalent to 21,317,653 American Depository Receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for exchangeable bonds issued.
(*2)	During the six-month period ended June 30, 2013, there was a significant decline in the fair value of shares of KB Financial Group Inc. and others for a prolonged period, which was considered as objective evidence of impairment. As a result, an impairment losses of ￦207,676 million was recognized in profit or loss during the six-month period ended June 30, 2013.
(*3)	As of June 30, 2013 and December 31, 2012, ￦ 161,807 million and ￦ 167,100 million of long-term available-for-sale securities, respectively, have been provided as collateral for construction projects of CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd. and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

7. Inventories

(a)	Inventories as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Finished goods	￦	1,404,944	1,475,832
Merchandise		658,796	703,923
Semi-finished goods		1,726,508	1,876,196
Raw materials		2,345,051	2,425,367
Fuel and materials		787,306	893,137
Construction inventories		1,259,721	1,324,873
Materials-in-transit		1,956,085	2,007,106
Others		96,557	93,007

		10,234,968	10,799,441

Less: allowance for inventories valuation		(190,895)	(214,795)

	￦	10,044,073	10,584,646

The amounts of valuation losses of inventories recognized within cost of goods sold during the six-month period ended June 30, 2013 and the year ended December 31, 2012 were ￦48,018 million and ￦76,483 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013 The controlling company (*1)		December 31, 2012 Subsidiaries (*2)
Assets
Trade accounts and notes receivableand other financial assets	￦	107,274	—
Inventories		2,474	—
Property, plant and equipment		45,541	1,190
Intangible assets		3,215	—
Other assets		55,346	—

		213,850	1,190

Liabilities
Trade accounts and notes payableand other financial liabilities		16,680	—
Borrowings		78,418	—
Other liabilities		23,671	—

		118,769	—

Net assets	￦	95,081	1,190

(*1)	Pursuant to the board of director’s resolution on April 5, 2013, POSCO Plant Engineering Co., Ltd., a subsidiary of the Company, signed a merger agreement with Sungjin Geotec Co., Ltd., an associate of the Company. According to the agreement, Sungjin Geotec Co., Ltd. was an acquirer and POSCO Plant Engineering Co., Ltd. was an acquiree. The merger agreement was approved by the shareholder’s meeting of Sungjin Geotec Co., Ltd. and the merger date was July 1, 2013. As the Company lost control of POSCO Plant Engineering Co., Ltd. due to the merger agreement, the investment in POSCO Plant Engineering Co., Ltd. was reclassified as assets held for sale as of June 30, 2013. Assets held for sale were measured at the lower of the carrying value and fair value less costs to sell.
(*2)	POSCO AST Co., Ltd. determined to dispose of its land and building and classified as assets held for sale as of December 31, 2012. The amount measured at the lower of those carrying amount and fair value less costs to sell of certain land and building was ￦ 1,190 million, the Company recorded impairment loss for the assets held for sale of ￦ 70 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

9. Investments in Associates

(a)	Details of investments in associates as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013					December 31, 2012
Company	Number of shares	Ownership (%)	Acquisition cost	Book value		Book value
[Domestic]
EQP POSCO Global 1st Fund	178,565	27.49	178,566	￦	178,289	—
Sungjin Geotec Co., Ltd.	17,193,510	33.02	239,877		170,176	181,361
SNNC Co., Ltd.	18,130,000	49.00	90,650		123,288	147,539
Poscochemtech Mitsubishi Carbon Tech (*1)	10,644,000	60.00	106,440		106,375	28,060
POSCO-ESM Co., Ltd.	1,000,000	50.00	43,000		41,478	42,388
Blue ocean PEF	333	27.52	33,300		30,078	33,839
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., LTD.	2,008,000	25.10	10,040		26,052	29,414
Incheongimpo Highway Co., Ltd.	3,976,254	29.94	19,881		18,015	13,680
UI trans Co., Ltd.	3,677,697	38.22	18,388		17,083	16,444
Garolim Tidal Power Plant Co., Ltd.	2,580,039	32.13	12,900		11,264	11,544
Gyunggi Green Energy Co., Ltd. (*2)	2,880,000	19.00	14,400		7,956	7,353
KoFC POSCO HANWHA KB
Shared Growth NO. 2. Private Equity Fund (*2)	7,012,500	12.50	7,013		6,730	—
Kones Co., Ltd.	3,250,000	41.67	6,893		5,861	6,476
Busan-Gimhae Light Rail Transit Co., Ltd.	9,160,000	25.00	45,800		3,540	7,601
POSMATE Co., Ltd. (*3)	—	—	—		—	46,204
Others (28 companies)					40,292	39,096

					786,477	610,999

[Foreign]
Roy Hill Holdings Pty Ltd. (*2)	12,723,959	12.50	612,590		542,824	527,129
POSCO-NPS Niobium LLC	325,050,000	50.00	364,609		373,803	348,646
CSP (Compania Siderurgica do Pecem)	536,281,399	20.00	366,817		296,480	214,761
Eureka Moly LLC	—	20.00	239,881		236,428	213,136
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04	150,779		155,459	144,831
Nickel Mining Company SAS	3,234,698	49.00	157,585		146,945	146,699
DMSA, AMSA (*4)	—	4.00	136,207		135,007	124,326
7623704 Canada Inc. (*2)	114,452,000	10.40	124,341		130,323	—
AMCI (WA) Pty. Ltd.	49	49.00	209,664		114,716	123,018
KOREA LNG Ltd.	2,400	20.00	135,205		114,286	99,976
BX STEEL POSCO Cold RolledSheet Co., Ltd.	—	25.00	61,961		100,170	92,888
KOBRASCO	2,010,719,185	50.00	32,950		93,357	113,847
AES-VCM Mong Duong Power Company Limited	—	30.00	74,161		74,628	48,636
CAML Resources Pty. Ltd.	3,239	33.34	40,388		64,212	62,227
NCR LLC	—	29.41	31,298		40,549	39,303
POSCHROME (PROPRIETARY) LIMITED	43,350	50.00	19,892		12,657	21,324
Others (37 companies)					127,553	107,515

					2,759,397	2,428,262

				￦	3,545,874	3,039,261

(*1)	The Company is not able to exercise control over the investee even though the Company’s percentage of ownership is above 50%.
(*2)	The Company is able to exercise significant influence even though the Company’s percentage of ownership is below 20%.
(*3)	It was reclassified from associate to subsidiary due to the merger with Seoung Gwang Co., Ltd. during the six-month period ended June 30, 2013.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

(*4)	The Company is able to exercise significant influence and accounts for the investment in jointly controlled entity using the equity method even though the Company’s percentage of ownership is below 20%.

(b)	The movements of investments in associates for the six-month period ended June 30, 2013 and the year ended December 31, 2012 were as follows:

1)	June 30, 2013

(in millions of Won)	December 31, 2012		Share of	Other increase	June 30, 2013
Company	Book value		profits (losses)	(decrease) (*1)	Book value
[Domestic]
EQP POSCO Global 1st Fund	￦	—	(291)	178,580	178,289
Sungjin Geotec Co., Ltd.		181,361	(11,155)	(30)	170,176
SNNC Co., Ltd.		147,539	2,819	(27,070)	123,288
Poscochemtech Mitsubishi Carbon Tech		28,060	795	77,520	106,375
POSCO-ESM Co., Ltd.		42,388	(910)	—	41,478
Blue ocean PEF		33,839	(2,546)	(1,215)	30,078
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., LTD.		29,414	(3,290)	(72)	26,052
Incheongimpo Highway Co., Ltd		13,680	(190)	4,525	18,015
UI trans Co., Ltd.		16,444	(176)	815	17,083
Garolim Tidal Power Plant Co., Ltd.		11,544	(281)	1	11,264
Gyunggi Green Energy Co., Ltd.		7,353	(5,292)	5,895	7,956
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		—	(282)	7,012	6,730
Kones Co., Ltd.		6,476	(615)	—	5,861
Busan-Gimhae Light Rail Transit Co., Ltd.		7,601	(4,061)	—	3,540
POSMATE Co., Ltd.		46,204	—	(46,204)	—
Others		39,096	2,948	(1,752)	40,292

		610,999	(22,527)	198,005	786,477

[Foreign]
Roy Hill Holdings Pty Ltd.		527,129	(15,083)	30,778	542,824
POSCO-NPS Niobium LLC		348,646	8,732	16,425	373,803
CSP (Compania Siderurgica do Pecem)		214,761	(17,554)	99,273	296,480
Eureka Moly LLC		213,136	—	23,292	236,428
South-East Asia Gas Pipeline Company Ltd.		144,831	—	10,628	155,459
Nickel Mining Company SAS		146,699	(7,958)	8,204	146,945
DMSA, AMSA		124,326	52	10,629	135,007
7623704 Canada Inc.		—	2	130,321	130,323
AMCI (WA) Pty Ltd.		123,018	(3,356)	(4,946)	114,716
KOREA LNG Ltd.		99,976	11,870	2,440	114,286
BX STEEL POSCO Cold RolledSheet Co., Ltd.		92,888	(226)	7,508	100,170
KOBRASCO		113,847	4,613	(25,103)	93,357
AES-VCM Mong Duong Power Company Limited		48,636	(651)	26,643	74,628
CAML Resources Pty. Ltd.		62,227	19,068	(17,083)	64,212
NCR LLC		39,303	(1,653)	2,899	40,549
POSCHROME (PROPRIETARY) LIMITED		21,324	2,174	(10,841)	12,657
Others		107,515	(494)	20,532	127,553

		2,428,262	(464)	331,599	2,759,397

	￦	3,039,261	(22,991)	529,604	3,545,874

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

(*1)	Other increase or decrease represents the changes in investments in associates due to acquisitions, disposals, dividends received, change in capital adjustments arising from translations of financial statements of foreign investees and others.

2)	December 31, 2012

(in millions of Won) Company	December 31, 2011 Book value		Share of profits (losses)	Other increase (decrease) (*1)	December 31, 2012 Book value
[Domestic]
Sungjin Geotec Co., Ltd.	￦	194,942	(17,162)	3,581	181,361
SNNC Co., Ltd.		154,131	15,157	(21,749)	147,539
Poscochemtech Mitsubishi Carbon Tech		—	(860)	28,920	28,060
POSCO-ESM Co., Ltd.		—	(560)	42,948	42,388
Blue ocean PEF		35,971	(4,542)	2,410	33,839
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., LTD.		21,026	8,534	(146)	29,414
Incheongimpo Highway Co., Ltd		3,500	(377)	10,557	13,680
UI trans Co., Ltd		3,610	1,268	11,566	16,444
Garolim Tidal Power Plant Co., Ltd.		11,995	(451)	—	11,544
Gyunggi Green Energy Co., Ltd.		—	(1,572)	8,925	7,353
Kones Co., Ltd.		6,764	(219)	(69)	6,476
Busan-Gimhae Light Rail Transit Co., Ltd.		34,227	(26,626)	—	7,601
POSMATE Co., Ltd.		22,409	2,158	21,637	46,204
Kyobo Life Insurance Co., Ltd.		1,377,114	37,038	(1,414,152)	—
Cheongna IBT Co., Ltd.		35,564	(729)	(34,835)	—
METAPOLIS Co., Ltd.		15,674	(15,674)	—	—
MIDAS Information Technology Co., Ltd.		12,476	1,530	(14,006)	—
Others		56,162	(2,051)	(15,015)	39,096

		1,985,565	(5,138)	(1,369,428)	610,999

[Foreign]
Roy Hill Holdings Pty Ltd.		—	(16,537)	543,666	527,129
POSCO-NPS Niobium LLC		374,868	19,199	(45,421)	348,646
CSP (Compania Siderurgica do Pecem)		124,231	(2,520)	93,050	214,761
Eureka Moly LLC		109,772	—	103,364	213,136
South-East Asia Gas Pipeline Company Ltd.		136,175	—	8,656	144,831
Nickel Mining Company SAS		168,292	(12,795)	(8,798)	146,699
DMSA, AMSA		119,556	(1,176)	5,946	124,326
AMCI (WA) Pty Ltd.		168,212	(38,706)	(6,488)	123,018
KOREA LNG Ltd.		127,901	12,697	(40,622)	99,976
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		95,577	2,650	(5,339)	92,888
KOBRASCO		128,884	28,792	(43,829)	113,847
AES-VCM Mong Duong Power Company Limited		—	(1,246)	49,882	48,636
CAML Resources Pty. Ltd.		55,465	11,390	(4,628)	62,227
NCR LLC		24,107	(452)	15,648	39,303
POSCHROME (PROPRIETARY) LIMITED		24,674	(311)	(3,039)	21,324
Others		188,380	(18,549)	(62,316)	107,515

		1,846,094	(17,564)	599,732	2,428,262

	￦	3,831,659	(22,702)	(769,696)	3,039,261

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

(*1)	Other increase or decrease represents the changes in investment in associates due to acquisitions, disposals, dividends received, change in capital adjustments arising from translations of financial statements of foreign investees and others.

(c)	The fair value of investments in associates for which there are published price quotations as of June 30, 2013 are as follows:

(in millions of Won)
Company	Fair value
Sungjin Geotec Co., Ltd.	￦	171,075

(d)	Summarized financial information of associates as of and for the six-month period June 30, 2013 and the years ended December 31, 2012 is as follows:

1)	June 30, 2013

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global 1st Fund	￦	655,160	680	654,480	—	(1,018)
Sungjin Geotec Co., Ltd.		743,541	634,622	108,919	208,361	(21,574)
SNNC Co., Ltd.		485,980	214,269	271,711	213,911	11,766
Poscochemtech Mitsubishi Carbon Tech		188,018	11,598	176,420	—	(66)
POSCO-ESM Co., Ltd.		60,599	9,200	51,399	1,942	(1,821)
Blue ocean PEF		341,097	231,806	109,291	214,693	(9,251)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		316,576	246,509	70,067	—	(7,901)
Incheongimpo Highway Co., Ltd.		69,436	10,598	58,838	—	(634)
UI trans Co., Ltd.		46,819	3,822	42,997	—	(474)
Garolim Tidal Power Plant Co., Ltd.		36,686	1,629	35,057	—	(873)
Gyunggi Green Energy Co., Ltd.		344,160	272,016	72,144	—	(2,800)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		54,687	844	53,843	536	(756)
Kones Co., Ltd.		3,351	1,716	1,635	2,429	(1,477)
Busan-Gimhae Light Rail Transit Co., Ltd.		772,643	758,483	14,160	24,578	(15,918)
[Foreign]
Roy Hill Holdings Pty Ltd.		1,372,605	117,915	1,254,690	—	(165,402)
POSCO-NPS Niobium LLC		747,420	18	747,402	—	17,463
CSP (Compania Siderurgica do Pecem)		1,604,362	51,777	1,552,585	—	(8,625)
South-East Asia Gas Pipeline Company Ltd.		1,691,894	1,071,056	620,838	—	—
Nickel Mining Company SAS		443,994	93,214	350,780	57,991	(21,459)
DMSA, AMSA		8,869,665	6,652,284	2,217,381	—	1,293
7623704 Canada Inc.		1,265,258	—	1,265,258	—	13
KOREA LNG Ltd.		570,876	71	570,805	60,502	59,351
BX STEEL POSCO Cold RolledSheet Co., Ltd.		945,973	572,943	373,030	750,866	(899)
KOBRASCO		204,441	17,728	186,713	15,004	8,113
CAML Resources Pty. Ltd.		249,565	99,039	150,526	121,343	57,200
POSCHROME (PROPRIETARY) LIMITED		40,806	2,715	38,091	34,272	5,794

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

2)	December 31, 2012

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
Sungjin Geotec Co., Ltd.	￦	763,581	632,999	130,582	703,236	(29,219)
SNNC Co., Ltd.		577,273	261,781	315,492	379,230	16,959
Poscochemtech Mitsubishi Carbon Tech		47,014	247	46,767	—	(1,433)
POSCO-ESM Co., Ltd.		69,287	16,067	53,220	—	(1,422)
Blue ocean PEF		347,298	224,338	122,960	429,210	(16,504)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		333,716	250,540	83,176	229,271	36,971
Incheongimpo Highway Co., Ltd.		44,714	334	44,380	—	(1,323)
UI trans Co., Ltd.		50,932	12,822	38,110	—	(880)
Garolim Tidal Power Plant Co., Ltd.		37,476	1,546	35,930	—	(1,404)
Gyunggi Green Energy Co., Ltd.		103,340	68,990	34,350	—	(467)
Kones Co., Ltd.		6,739	3,627	3,112	8,274	(527)
Busan-Gimhae Light Rail Transit Co., Ltd.		787,011	756,606	30,405	16,811	(106,668)
POSMATE Co., Ltd.		118,077	14,580	103,497	104,705	9,587
METAPOLIS Co., Ltd.		521,942	512,720	9,222	21,063	(35,244)
[Foreign]
Roy Hill Holdings Pty Ltd.		1,404,336	105,340	1,298,996	—	(146,321)
POSCO-NPS Niobium LLC		697,431	140	697,291	—	38,412
CSP (Compania Siderurgica do Pecem)		1,088,105	16,551	1,071,554	—	(12,622)
South-East Asia Gas Pipeline Company Ltd.		1,341,510	763,116	578,394	—	—
Nickel Mining Company SAS		445,344	91,266	354,078	120,224	(33,981)
DMSA, AMSA		7,935,489	5,906,301	2,029,188	—	(29,407)
KOREA LNG Ltd.		545,841	64	545,777	109,992	107,953
BX STEEL POSCO Cold RolledSheet Co., Ltd.		922,932	579,140	343,792	1,506,012	2,296
KOBRASCO		231,524	3,831	227,693	121,619	56,282
CAML Resources Pty. Ltd.		209,717	70,502	139,215	284,134	34,162
POSCHROME (PROPRIETARY) LIMITED		53,900	3,582	50,318	89,962	(899)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

10. Investment Property, Net

(a)	Changes in the carrying value of investment property for the six-month period ended June 30, 2013 and the year ended December 31, 2012 were as follows:

1)	For the six-month period ended June 30, 2013

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation	Others (*1)	Ending
Land	￦	211,382	—	12,625	(2,594)	—	(6,093)	215,320
Buildings		304,503	—	8,432	(2,186)	(6,127)	3,160	307,782
Structures		5,306	—	—	—	(161)	(592)	4,553

Total	￦	521,191	—	21,057	(4,780)	(6,288)	(3,525)	527,655

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2)	For the year ended December 31, 2012

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	￦	219,477	15,832	1,442	(38,575)	(475)	13,681	211,382
Buildings		301,733	13,857	1,560	(6,730)	(15,044)	9,127	304,503
Structures		6,323	—	—	—	(322)	(695)	5,306

Total	￦	527,533	29,689	3,002	(45,305)	(15,841)	22,113	521,191

(*1)	Impairment losses of investment property amounted to ￦ 1,053 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

11. Property, Plant and Equipment, Net

(a)	The changes in carrying value of property, plant and equipment for the six-month period ended June 30, 2013 and the year ended December 31, 2012 were as follows:

1) For the six-month period ended June 30, 2013

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation	Others (*1)	Ending
Land	￦	2,646,422	13,340	22,458	(10,892)	—	126,601	2,797,929
Buildings		4,168,802	26,524	6,210	(29,734)	(149,546)	126,702	4,148,958
Structures		2,320,181	2,192	18,572	(2,264)	(92,425)	258,012	2,504,268
Machinery and equipment		16,532,204	112,042	9,656	(43,208)	(916,796)	1,122,141	16,816,039
Vehicles		60,154	5,496	706	(987)	(10,261)	5,248	60,356
Tools		69,851	8,719	208	(119)	(16,680)	764	62,743
Furniture and fixtures		183,380	18,704	772	(2,084)	(35,665)	5,236	170,343
Capital lease assets		57,224	1,718	—	(525)	(5,053)	60	53,424
Construction-in-progress		6,238,161	3,493,736	—	—	—	(1,387,291)	8,344,606

Total	￦	32,276,379	3,682,471	58,582	(89,813)	(1,226,426)	257,473	34,958,666

(*1)	Includes reclassifications for changing purpose of use, adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2012

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	￦	2,549,178	51,978	2,377	(26,793)	—	69,682	2,646,422
Buildings		4,019,829	210,756	12,210	(29,756)	(298,978)	254,741	4,168,802
Structures		2,260,437	25,170	—	(24,308)	(199,970)	258,852	2,320,181
Machinery and equipment		16,179,384	698,693	5,804	(209,357)	(1,774,051)	1,631,731	16,532,204
Vehicles		66,743	15,620	141	(1,244)	(20,705)	(401)	60,154
Tools		80,877	17,404	411	(1,081)	(36,026)	8,266	69,851
Furniture and fixtures		169,689	53,040	76	(3,369)	(65,074)	29,018	183,380
Capital lease assets		38,542	535	—	(236)	(9,154)	27,537	57,224
Construction-in-progress		3,088,505	6,314,731	—	—	—	(3,165,075)	6,238,161

Total	￦	28,453,184	7,387,927	21,019	(296,144)	(2,403,958)	(885,649)	32,276,379

(*1)	Includes impairment losses of property, plant and equipment amounted to ￦ 12,977 million.
(*2)	Includes reclassifications for changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

12.	Goodwill and Other Intangible Assets

(a)	The changes in carrying value of goodwill and other intangible assets for the six-month period ended June 30, 2013 and the year ended December 31, 2012 were as follows:

1)	For the six-month period ended June 30, 2013

			Increase		Decrease
(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others (*3)	Ending
Goodwill (*1)	￦	1,713,691	—	2,668	—	—	—	11,017	1,727,376
Intellectual property rights		275,146	24,731	—	—	(13,193)	—	(193)	286,491
Premium in rental (*2)		137,733	2,548	1,602	(2,984)	(87)	(460)	(1,230)	137,122
Development expense		60,931	5,941	—	—	(12,201)	—	9,717	64,388
Port facilities usage rights		83,122	—	—	—	(4,936)	—	49,166	127,352
Exploration and evaluation assets		479,728	1,285	—	—	—	—	(15,466)	465,547
Mining development assets		1,643,306	173,374	—	—	—	—	—	1,816,680
Customer relationships		750,732	—	—	—	(27,689)	—	4,051	727,094
Other intangible assets		517,972	128,383	—	(113)	(31,015)	(7)	(16,006)	599,214

	￦	5,662,361	336,262	4,270	(3,097)	(89,121)	(467)	41,056	5,951,264

(*1)	Acquisition amounts include goodwill amounting to ￦ 2,668 million related to the acquisition of POSCO YongXin Rare Earth Metal Co., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustment and reclassifications.

2)	For the year ended December 31, 2012

			Increase		Decrease
(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others (*3)	Ending
Goodwill (*1)	￦	1,656,817	—	77,298	—	—	(7,230)	(13,194)	1,713,691
Intellectual property rights		274,907	26,677	1	(1,375)	(24,829)	—	(235)	275,146
Premium in rental (*2)		139,144	13,498	622	(10,038)	(544)	(12,336)	7,387	137,733
Development expense		45,583	10,266	—	(148)	(23,011)	—	28,241	60,931
Port facilities usage rights		94,746	—	—	—	(11,624)	—	—	83,122
Exploration and evaluation assets		473,192	7,349	—	—	—	(1,671)	858	479,728
Mining development assets		1,414,315	228,991	—	—	—	—	—	1,643,306
Customer relationships		807,068	—	—	—	(53,517)	—	(2,819)	750,732
Other intangible assets		339,156	201,269	26,748	(652)	(44,466)	(9)	(4,074)	517,972

	￦	5,244,928	488,050	104,669	(12,213)	(157,991)	(21,246)	16,164	5,662,361

(*1)	Acquisition amounts include goodwill amounting to ￦ 77,298 million related to the acquisition of PONUTech Co., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustment and reclassifications.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

13. Other Assets

Other current assets and other long-term assets as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Other current assets
Advance payment	￦	1,243,277	1,205,969
Prepaid expenses		171,500	189,647
Others		1,935	2,564

	￦	1,416,712	1,398,180

Other long-term assets
Long-term advance payment	￦	3,310	2,119
Long-term prepaid expenses		223,300	178,934
Others		204,283	212,733

	￦	430,893	393,786

14. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	Bank	Interest rate(%)	June 30, 2013		December 31, 2012
Short-term borrowings
Bank overdrafts	BOA and others	0.1~6.0	￦	113,565	123,685
Short-term borrowings (*1)	Shinhan Bank and others	0.3~14.0		8,013,754	7,586,993

				8,127,319	7,710,678

Current portion of long-term liabilities
Current portion of long-term borrowings (*1)	Korean Development Bank and others	0.5~6.0		999,690	898,564
Current portion of foreign loan	NATIXIS	2.0		953	901
Current portion of debentures (*1)	Korean Development Bank and others	1.7~9.0		2,938,309	1,899,430
Less : current portion of discount on debentures issued				(3,878)	(2,644)
Add : premium on debentures redemption				2,263	2,419

				3,937,337	2,798,670

			￦	12,064,656	10,509,348

(*1)	Property, plant and equipment, short-term financial assets, available-for-sale financial assets and inventories amounting to ￦ 3,936,090 million, ￦ 17,763 million, ￦ 772,353 million and ￦ 74,731 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

(b)	Long-term borrowings, excluding current portion as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	Bank	Interest rate(%)	June 30, 2013		December 31, 2012
Long-term borrowings (*1)	Korean Development Bank and others	0.5~11.0	￦	7,050,239	5,161,711
Less : present value discount				(39,945)	(44,293)
Foreign loan (*2)	NATIXIS	2.0		1,649	2,009
Bonds (*1,3)	Korean Development Bank and others	1.5~6.3		8,382,960	9,339,966
Less : discount on debentures issued				(52,738)	(62,943)
Add : premium on debentures redemption				14,628	15,635

			￦	15,356,793	14,412,085

(*1)	Property, plant and equipment, short-term financial assets, available-for-sale financial assets and inventories amounting to ￦ 3,936,090 million, ￦ 17,763 million, ￦ 772,353 million and ￦ 74,731 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.
(*2)	As of June 30, 2013 and December 31, 2012, Korea Development Bank has provided guarantees for borrowings from foreign financial institutions.
(*3)	POSCO issued bonds exchangeable to SK Telecom Co., Ltd.’s ADRs through Zeus (Cayman) Ltd. August 2011. The Company accounted for these exchangeable bonds as long-term borrowings. POSCO provides guarantees for Zeus (Cayman) Ltd.

15. Other Payables

Other payables as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Current
Accounts payable	￦	984,021	737,802
Accrued expenses		751,122	868,015
Dividend payable		10,906	7,487
Finance lease liabilities		12,707	16,044
Withholding		229,222	205,556

	￦	1,987,978	1,834,904

Non-current
Accounts payable	￦	145,233	117,462
Accrued expenses		21,057	24,950
Finance lease liabilities		32,355	32,961
Long-term withholding		61,304	68,549

	￦	259,949	243,922

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

16. Other Financial Liabilities

Other financial liabilities as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Current
Derivatives liabilities	￦	105,576	84,922
Financial guarantee liabilities		5,426	7,819

	￦	111,002	92,741

Non-current
Derivatives liabilities	￦	145,713	100,220
Financial guarantee liabilities		26,679	17,493

	￦	172,392	117,713

17. Provisions

(a)	Provisions as of June 30, 2013 and December 31, 2012 are as follows:

	June 30, 2013			December 31, 2012
(in millions of Won)	Current		Non-current	Current	Non-current
Provision for bonus payments	￦	42,774	—	42,904	—
Provision for construction warranties		31,979	19,996	23,489	27,227
Provision for legal contingencies and claims (*1)		—	32,854	—	30,920
Others		50,809	37,757	11,438	41,951

	￦	125,562	90,607	77,831	100,098

(*1)	As of June 30, 2013 and December 31, 2012, the amount includes a provision of ￦25,195 million and ￦23,784 million, respectively, for potential claims in connection with the spin-off of the trading division of Daewoo International Corporation in 2000 (note 33). In addition, the amount as of June 30, 2013 and December 31, 2012, includes a provision of ￦7,659 million and ￦7,136 million, respectively, for a payment guarantee related to borrowings incurred in the disposition of Daewoo Cement (Shandong) Co., Ltd. during the year ended December 31, 2012.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

(b)	Changes in provisions for the six-month period ended June 30, 2013 and the year ended December 31, 2012 are as follows:

1)	For the six-month period ended June 30, 2013

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
Provision for bonus payments	￦	42,904	26,002	(24,501)	(1,034)	(597)	42,774
Provision for construction warranties		50,716	14,337	(7,021)	(914)	(5,143)	51,975
Provision for legal contingencies and claims		30,920	417	—	—	1,517	32,854
Others		53,389	44,612	(9,572)	—	137	88,566

	￦	177,929	85,368	(41,094)	(1,948)	(4,086)	216,169

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2012

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
Provision for bonus payments	￦	47,682	343,062	(347,262)	(523)	(55)	42,904
Provision for construction warranties		50,623	24,694	(16,054)	(4,472)	(4,075)	50,716
Provision for legal contingencies and claims		38,847	8,540	—	(16,163)	(304)	30,920
Others		41,623	14,209	(3,450)	(1,680)	2,687	53,389

	￦	178,775	390,505	(366,766)	(22,838)	(1,747)	177,929

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

18. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the six-month periods ended June 30, 2013 and 2012 were as follows:

(in millions of Won)	June 30, 2013		June 30, 2012
Expense related to post-employment benefit plans under defined contribution plans	￦	11,994	6,186

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Present value of funded obligations	￦	1,499,378	1,394,675
Fair value of plan assets		(1,099,774)	(1,064,711)
Present value of non-funded obligations		3,368	15,724

Net defined benefit liabilities	￦	402,972	345,688

2)	The changes in present value of defined benefit obligations for the six-month period ended June 30, 2013 and the year ended December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Defined benefit obligation at the beginning of period	￦	1,410,399	1,173,238
Current service costs		119,680	212,450
Interest costs		23,042	51,351
Actuarial losses		46,035	83,050
Business combinations		10,933	1,684
Benefits paid		(75,997)	(116,846)
Others		(31,346)	5,472

Defined benefit obligation at the end of period	￦	1,502,746	1,410,399

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

3)	The changes in fair value of plan assets for the six-month period ended June 30, 2013 and the year ended December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Fair value of plan assets at the beginning of period	￦	1,064,711	832,771
Interest on plan assets		18,924	37,669
Remeasurement of plan assets		1,824	2,157
Contributions of plan assets		77,148	267,420
Business combinations		8,930	906
Others		(21,866)	(489)
Benefits paid		(49,897)	(75,723)

Fair value of plan assets at the end of period	￦	1,099,774	1,064,711

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the six-month periods ended June 30, 2013 and 2012 were as follows:

	For the three -month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2013		2012	2013	2012
Current service costs	￦	58,412	50,250	119,680	103,538
Net interest costs		2,019	3,045	4,118	6,809

	￦	60,431	53,295	123,798	110,347

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

19. Other Liabilities

Other liabilities as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Other current liabilities
Due to customers for contract work	￦	950,758	529,104
Advances received		1,512,068	1,289,805
Unearned revenue		36,637	46,963
Withholdings		182,917	162,073
Deferred revenue		215	235
Others (*1)		276,506	283,474

	￦	2,959,101	2,311,654
Other long-term liabilities
Advances received	￦	294,883	312,668
Unearned revenue		689	841
Others (*1)		70,361	64,305

	￦	365,933	377,814

(*1)	Includes other current liabilities of ￦ 266,423 million and ￦ 274,490 million and other long-term liabilities of ￦ 13,122 million and ￦ 14,939 million as of June 30, 2013 and December 31, 2012, respectively, related to the Company’s interest in a joint operation owned by POSCO’s subsidiaries.

20. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Financial assets at fair value through profit or loss
Derivatives assets held for trading	￦	112,102	71,354
Available-for-sale financial assets		3,970,451	3,914,521
Held-to-maturity investments		4,826	34,488
Loans and receivables		20,855,731	19,787,951

	￦	24,943,110	23,808,314

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

2)	Financial liabilities as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	￦	251,289	185,142
Financial liabilities evaluated as amortized cost
Trade accounts payable		3,967,672	4,391,787
Borrowings		27,421,449	24,921,433
Financial guarantee liabilities		32,105	25,312
Others		2,031,715	1,802,175

		33,452,941	31,140,707

	￦	33,704,230	31,325,849

3)	Finance income and costs by category of financial instrument for the six-month periods ended June 30, 2013 and 2012 were as follows:

☐ June 30, 2013

	Finance income and costs
				Gain and loss	Gain and loss
(in millions of Won)	Interest income (cost)		Dividend income	on foreign currency transactions	on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	353	—	—	—	140,655	152,467	293,475	—
Available-for-sale financial assets		847	48,734	—	—	40,105	(207,676)	(117,990)	157,913
Held-to-maturity investments		405	—	—	—	—	42	447	—
Loans and receivables		122,515	—	170,184	180,006	(9,575)	(59)	463,071	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(189,806)	(215,643)	(405,449)	—
Financial liabilities at amortized cost		(310,452)	—	(148,442)	(515,626)	—	(4,898)	(979,418)	—

		￦ (186,332)	48,734	21,742	(335,620)	(18,621)	(275,767)	(745,864)	157,913

☐	June 30, 2012

	Finance income and costs
				Gain and loss	Gain and loss
(in millions of Won)	Interest income (cost)		Dividend income	on foreign currency translations	on foreign currency transactions	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	—	—	—	—	166,828	(894)	165,934	—
Available-for-sale financial assets		90	118,017	—	—	68,874	(134,256)	52,725	(97,582)
Held-to-maturity investments		830	—	—	—	—	749	1,579	—
Loans and receivables		144,553	—	(21,761)	(4,660)	(20,708)	(188)	97,236	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(133,220)	17,398	(115,822)	—
Financial liabilities at amortized cost		(421,370)	—	(145)	3,705	—	(37,676)	(455,486)	—

		￦ (275,897)	118,017	(21,906)	(955)	81,774	(154,867)	(253,834)	(97,582)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

4)	Finance income and costs by category of financial instrument for the three-month periods ended June 30, 2013 and 2012 were as follows:

☐	June 30, 2013

	Finance income and costs
				Gain and loss	Gain and loss
(in millions of Won)	Interest income (cost)		Dividend income	on foreign currency translations	on foreign currency transactions	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	269	—	—	—	101,225	71,714	173,208	—
Available-for-sale financial assets		(11)	10,559	—	—	39,898	(89,370)	(38,924)	55,884
Held-to-maturity investments		19	—	—	—	—	21	40	—
Loans and receivables		59,932	—	126,497	53,211	(5,536)	(40)	234,064	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(90,039)	(98,160)	(188,199)	—
Financial liabilities at amortized cost		(149,714)	—	(84,488)	(378,516)	—	(1,744)	(614,462)	—

	￦	(89,505)	10,559	42,009	(325,305)	45,548	(117,579)	(434,273)	55,884

☐	June 30, 2012

	Finance income and costs
				Gain and loss	Gain and loss
(in millions of Won)	Interest income (cost)		Dividend income	on foreign currency translations	on foreign currency transactions	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	—	—	—	—	73,119	(31,248)	41,871	—
Available-for-sale financial assets		42	52,025	—	—	58,891	(74,384)	36,574	(403,809)
Held-to-maturity investments		413	—	—	—	—	729	1,142	—
Loans and receivables		70,845	—	82,578	(11,590)	(8,126)	(147)	133,560	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(45,075)	84,101	39,026	—
Financial liabilities at amortized cost		(196,394)	—	(109,700)	(233,665)	—	(36,579)	(576,338)	—

	￦	(125,094)	52,025	(27,122)	(245,255)	78,809	(57,528)	(324,165)	(403,809)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
	Book value	Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets (*1)	￦ 3,338,829	3,338,829	3,349,606	3,349,606
Derivatives assets held for trading (*2)	112,102	112,102	71,354	71,354

	3,450,931	3,450,931	3,420,960	3,420,960

Assets measured amortized cost (*3)
Cash and cash equivalents	4,971,244	4,971,244	4,680,526	4,680,526
Trade accounts and notes receivable	12,322,938	12,322,938	11,180,177	11,180,177
Loans and other receivables	3,561,549	3,561,549	3,927,248	3,927,248
Held-to-maturity investments	4,826	4,826	34,488	34,488

	20,860,557	20,860,557	19,822,439	19,822,439

Liabilities measured at fair value
Derivatives liabilities held for trading (*2)	251,289	251,289	185,142	185,142
Liabilities measured amortized cost (*3)
Trade accounts and notes payable	3,967,672	3,967,672	4,391,787	4,391,787
Borrowings	27,421,449	27,670,551	24,921,433	25,382,344
Financial guarantee liabilities	32,105	32,105	25,312	25,312
Others	2,031,715	2,031,715	1,802,175	1,802,175

	￦ 33,452,941	33,702,043	31,140,707	31,601,618

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The book value of available-for-sale financial assets accounted for at cost is not included.
(*2)	The fair value of derivatives is measured using valuation models such as Black-scholes model and others in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

2)	The fair value hierarchy

☐	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.

Level 3: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

☐	The fair values of financial instruments by fair value hierarchy as of June 30, 2013 and December 31, 2012 are as follows:

a. June 30, 2013

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	￦	2,540,694	—	798,135	3,338,829
Derivatives assets held for trading		—	112,102	—	112,102

		2,540,694	112,102	798,135	3,450,931

Financial liabilities
Derivatives liabilities held for trading	￦	—	251,289	—	251,289

b. December 31, 2012

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	￦	2,590,933	—	758,673	3,349,606
Derivatives assets held for trading		—	71,354	—	71,354

		2,590,933	71,354	758,673	3,420,960

Financial liabilities
Derivatives liabilities held for trading	￦	—	185,142	—	185,142

(c) Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2012.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

21. Share Capital and Capital Surplus

(a) Share capital as of June 30, 2013 and December 31, 2012 are as follows:

(Share, Won)	June 30, 2013		December 31, 2012
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2013, total shares of ADRs of 52,378,124 are equivalent to 13,094,531 of common stock.
(*2)	As of June 30, 2013, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b) Capital surplus as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Share premium	￦	463,825	463,825
Gains on disposal of treasury shares		763,906	763,867
Other capital surplus		(124,212)	(122,878)

	￦	1,103,519	1,104,814

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

22. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of June 30, 2013 are as follows:

(in millions of Won)
	Date of issue	Date of maturity	Interest rate (%)	June 30, 2013
Hybrid bond 1-1 (*1)	2013-06-13	2043-06-13	4.3	￦	800,000
Hybrid bond 1-2 (*1)	2013-06-13	2043-06-13	4.6		200,000
Issuance costs					(3,081)

				￦	996,919

(*1)	Details of hybrid bonds as of June 30, 2013 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000

Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)

Interest rate	Issue date ~ 2018-06-12 : 4.3%	Issue date ~ 2023-06-12 : 4.6%
	reset every 5 years as follows:	reset every 10 years as follows:
	• After 5 years: return on government bond (5 years) + 1.3%	• After 10 years: return on government bond (10 years) + 1.4%
	• After 10 years: additionally +0.25% according to Step-up clauses	• After 10 years: additionally +0.25% according to Step-up clauses
	• After 25 years: additionally +0.75%	• After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available)	Quarterly (Optional deferral of interest payment is available)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The Company holds the right to extend the maturity dates on hybrid bonds. Furthermore, interest payments may be deferred if the Company elects not to declare dividends attributable to common stock. Since the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity instruments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

23. Reserves

Reserves as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Accumulated comprehensive loss of investments in associates	￦	(85,445)	(129,159)
Changes in the unrealized fair value of available-for-sale investments		225,421	67,956
Currency translation differences		198,960	(8,591)
Others		(21,179)	(18,356)

	￦	317,757	(88,150)

24. Treasury Shares

As of June 30, 2013, the Company holds 9,941,930 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

25. Selling and Administrative Expenses

(a) Administrative expenses

Administrative expenses for the three-month and the six-month periods ended June 30, 2013 and 2012 were as follows:

	For the three -month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2013		2012	2013		2012
Wages and salaries	￦	183,276	158,263	￦	376,601	342,111
Expenses related to defined benefit plan		17,181	14,809		34,514	30,532
Other employee benefits		40,241	43,060		81,905	88,562
Travel		14,195	12,965		25,702	25,680
Depreciation		52,305	39,267		106,975	84,166
Communication		3,531	3,953		7,248	7,935
Electric power		1,926	2,842		6,270	5,460
Taxes and public dues		14,101	12,473		28,440	27,293
Rental		24,216	24,925		50,676	42,418
Repairs		4,252	3,950		6,243	7,027
Insurance		1,537	1,648		3,345	3,522
Entertainment		3,768	4,180		7,966	8,755
Advertising		29,908	13,880		48,264	29,172
Research & development		42,159	49,016		102,705	91,841
Service fees		55,412	62,359		111,531	126,704
Supplies		4,304	1,017		7,627	6,565
Vehicles maintenance		2,938	5,557		6,017	11,134
Industry association fee		3,035	3,795		7,715	7,740
Training		3,060	5,655		6,042	10,409
Conference		4,072	4,395		8,109	9,492
Warranty expense		4,826	3,944		9,454	6,969
(Reversal of) bad debt allowance		42,713	(17,306)		56,794	(11,888)
Others		3,990	20,826		8,622	26,756

	￦	556,946	475,473	￦	1,108,765	988,355

(b) Selling expenses

Selling expenses for the three-month and the six-month periods ended June 30, 2013 and 2012 were as follows:

	For the three -month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2013		2012	2013		2012
Freight	￦	354,259	373,299	￦	714,221	742,986
Operating expenses for distribution center		2,410	2,337		4,672	4,671
Sales commissions		19,364	15,648		35,178	34,517
Sales advertising		1,224	988		1,728	1,135
Sales promotion		3,676	3,675		11,719	7,098
Samples		1,352	1,990		2,530	3,978
Sales insurance premium		6,620	8,188		13,009	16,331
Contract cost		5,764	22,762		14,524	35,763
Others		3,383	2,422		5,444	3,969

	￦	398,052	431,309	￦	803,025	850,448

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

26. Adjusted Operating Profit

Adjusted operating profits which include the other profits or losses excluded in operating profit but reflect the results of the Company’s operations for the three-month and the six-month periods ended June 30, 2013 and 2012 were as follows:

	For the three -month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2013		2012	2013	2012
Operating profit on the statement of comprehensive income	￦	902,592	1,299,630	1,619,512	2,045,772
Add
Gain on disposals of property, plant and equipment		8,757	5,782	11,743	8,003
Gain on disposals of investment in subsidiaries and associates		—	3,331	2,848	7,359
Gain on disposals of assets held for sale		—	146,309	—	147,459
Reversal of other bad debt allowance		—	—	—	6,196
Grant income		169	248	491	1,065
Outsourcing income		9,093	745	15,283	14,017
Gain on disposals of wastes		4,938	3,407	6,575	5,680
Gain from claim compensation		4,205	1,453	9,553	16,153
Penalty income from early termination of contracts		6,022	463	12,618	14,431
Others		1,292	(37,250)	13,786	16,364

		34,476	124,488	72,897	236,727

Deduct
Loss on disposals of property, plant and equipment		(56,302)	(17,312)	(75,043)	(31,185)
Loss on disposals of assets held for sale		—	(119)	—	(9,510)
Loss on disposals of investment in subsidiaries and associates		(794)	—	(16,544)	(395)
Idle tangible assets expenses		(9,273)	(7,756)	(16,417)	(14,350)
Other bad debt expenses		(6,582)	(5,008)	(10,531)	(9,949)
Donations		(7,800)	(16,158)	(22,500)	(40,763)
Loss on disposals of wastes		(1,627)	(4,024)	(10,389)	(8,137)
Penalty and default losses		(44,478)	(7,916)	(44,478)	(7,916)
Impairment loss of assets held for sale		—	(258,381)	—	(258,381)
Impairment loss of property, plant and equipment and others		(3,649)	(36,035)	(5,157)	(38,020)
Others		(9,089)	(6,543)	(16,108)	(11,248)

		(139,594)	(359,252)	(217,167)	(429,854)

Adjusted operating profit	￦	797,474	1,064,866	1,475,242	1,852,645

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

27. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and the six-month periods ended June 30, 2013 and 2012 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2013		2012	2013	2012
Other non-operating income
Gain on disposals of property, plant and equipment	￦	8,757	5,782	11,743	8,003
Gain on disposals of investment in subsidiaries and associates		—	3,331	2,848	7,359
Gain on disposals of assets held for sale		—	146,309	—	147,459
Reversal of other bad debt allowance		—	—	—	6,196
Grant income		169	248	491	1,065
Outsourcing income		9,093	745	15,283	14,017
Gain on disposals of wastes		4,938	3,407	6,575	5,680
Gain from claim compensation		4,205	1,453	9,553	16,153
Penalty income from early termination of contracts		6,022	463	12,618	14,431
Others		1,292	(37,250)	13,786	16,364

	￦	34,476	124,488	72,897	236,727

Other non-operating expense
Loss on disposals of property, plant and equipment	￦	56,302	17,312	75,043	31,185
Loss on disposals of assets held for sale		—	119	—	9,510
Loss on disposals of investment in subsidiaries and associates		794	—	16,544	395
Idle tangible assets expenses		9,273	7,756	16,417	14,350
Other bad debt expenses		6,582	5,008	10,531	9,949
Donations		7,800	16,158	22,500	40,763
Loss on disposals of wastes		1,627	4,024	10,389	8,137
Penalty and default losses		44,478	7,916	44,478	7,916
Impairment loss of assets held for sale		—	258,381	—	258,381
Impairment loss of property, plant and equipment and others		3,649	36,035	5,157	38,020
Others		9,089	6,543	16,108	11,248

	￦	139,594	359,252	217,167	429,854

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

28. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and the six-month periods ended June 30, 2013 and 2012 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2013		2012	2013	2012
Changes in inventories	￦	2,972,479	4,661,928	5,853,635	9,456,341
Cost of merchandises sold		6,130,907	6,265,910	12,270,134	13,121,526
Employee benefits expenses		773,437	690,800	1,600,209	1,453,777
Outsourced processing cost		2,489,868	1,913,154	4,506,053	3,315,420
Depreciation expenses (*1)		621,138	577,065	1,232,714	1,143,464
Amortization expenses		39,699	36,874	89,121	69,344
Freight and custody expenses		354,259	373,299	714,221	742,986
Commission paid		19,364	15,648	35,178	34,517
Loss on disposals of property, plant, and equipment		56,302	17,312	75,043	31,185
Donations		7,800	16,158	22,500	40,763
Other expenses		1,374,858	979,713	2,383,839	1,771,643

	￦	14,840,111	15,547,861	28,782,647	31,180,966

(*1)	Includes depreciation expense of investment property.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

29. Finance Income and Costs

Details of finance income and costs for the three-month and the six-month periods ended June 30, 2013 and 2012 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2013		2012	2013	2012
Finance income
Interest income	￦	60,209	71,299	124,120	145,473
Dividend income		10,559	52,025	48,734	118,017
Gain on foreign currency transactions		327,656	220,591	512,736	403,765
Gain on foreign currency translations		51,764	(169,805)	320,499	158,610
Gain on transactions of derivatives		110,730	73,374	150,981	166,642
Gain on valuations of derivatives		70,331	(22,222)	164,604	8,590
Gain on disposals of available-for-sale investments		42,275	84,319	42,482	94,306
Others		1,149	15,575	2,110	16,893

	￦	674,673	325,156	1,366,266	1,112,296

Finance costs
Interest expenses	￦	149,714	196,393	310,452	421,370
Loss on foreign currency transactions		285,647	247,713	490,994	425,671
Loss on foreign currency translations		377,069	75,450	656,119	159,565
Loss on transactions of derivatives		99,534	45,339	200,123	133,598
Loss on valuations of derivatives		97,019	(3,757)	228,125	4,631
Impairment loss on available-for-sale investments		89,370	74,384	207,676	134,256
Others		10,593	13,799	18,641	87,039

	￦	1,108,946	649,321	2,112,130	1,366,130

30. Income Taxes

Income tax expense was recognized as current tax expense adjusted to current adjustments for prior periods, deferred tax income/expenses by origination and reversal of deferred assets/liabilities and temporary differences, and income tax recognized in other comprehensive income. The effective tax rate of the Company for the six-month periods ended June 30, 2013 and 2012 was 24.58% and 31.63%, respectively. The change in effective tax rate was caused mainly by the increase in tax credits and decrease in tax effects due to permanent differences related to non-taxable income.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

31. Earnings per Share

(a) Basic and diluted earnings per share for the three-month and the six-month periods ended June 30, 2013 and 2012 were as follows:

(Won, except per share information)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2013		2012	2013	2012
Profit attribute to controlling interest	￦	250,564,866,306	509,293,038,430	528,572,809,393	1,138,831,414,343
Interest payment for hybrid bond		(2,132,608,696)	—	(2,132,608,696)	—

Net profit attribute to controlling interest		248,432,257,610	509,293,038,430	526,440,200,697	1,138,831,414,343

Weighted-average number of common shares outstanding (*1)		77,244,901	77,244,444	77,244,685	77,244,444

Basic and diluted earnings per share	￦	3,216	6,593	6,815	14,743

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

	For the three-month periods ended June 30		For the six-month periods ended June 30
	2013	2012	2013	2012
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(9,941,934)	(9,942,391)	(9,942,150)	(9,942,391)

Weighted-average number of common shares outstanding	77,244,901	77,244,444	77,244,685	77,244,444

Since there were no potential shares of common stock which had dilutive effects as of June 30, 2013 and 2012, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions with related companies for the three-month and the six-month periods ended June 30, 2013 and 2012 were as follows:

(in millions of Won)	Sales and others (*1)						Purchase and others (*2)
	For the three-month periods ended June 30			For the six-month periods ended June 30			For the three-month periods ended June 30			For the six-month periods ended June 30
	2013		2012	2013		2012	2013		2012	2013		2012
Subsidiaries (*3)
POSCO E&C Co., Ltd.	￦	6,212	3,593	￦	9,578	7,289	￦	873,956	288,010	￦	1,733,051	567,082
POSCO P&S Co., Ltd.		246,811	240,735		456,189	446,568		287,068	297,775		652,034	704,405
POSCO Coated & Color Steel Co., Ltd.		122,541	112,995		234,620	260,076		2,502	848		4,776	2,231
POSCO ICT Co., Ltd.		346	260		670	555		122,481	97,470		211,121	190,254
POSCO Chemtech Company Ltd.		124,805	126,160		254,685	253,409		186,926	197,241		383,338	392,247
POSCO M-TECH Co., Ltd.		4,430	6,475		8,810	13,150		97,084	72,836		176,700	151,902
POSCO TMC Co., Ltd.		48,067	53,349		94,820	99,420		573	226		977	451
POSCO AST Co., Ltd.		126,474	63,000		245,570	143,993		17,753	15,335		33,642	30,795
Daewoo International Corp.		821,038	1,069,632		1,726,238	2,161,520		2,717	3,291		5,701	6,141
POSCO NST Co., Ltd.		—	55,657		—	119,501		—	1,005		—	1,928
POSCO America Corporation		175,695	183,550		289,414	361,411		201	42		260	50
POSCO Canada Co., Ltd.		—	—		—	—		46,342	33,931		63,226	80,241
POSCO Asia Co., Ltd.		491,011	505,175		1,015,738	998,548		18,391	33,291		31,240	51,341
POSCO-Japan Co., Ltd.		293,836	360,051		574,209	710,301		4,251	6,400		6,519	12,947
POSCO-IPPC Pvt. Ltd.		36,701	46,359		69,077	86,534		—	13		—	15
POSCO-Mexico S.A. DE C.V.		74,441	95,124		148,402	160,072		460	—		460	—
Daewoo International Singapore Pte. Ltd.		—	—		—	—		19,523	13,381		38,339	23,285
POSCO (Suzhou) Automotive
Processing Center Co., Ltd.		32,667	29,960		70,834	59,413		—	—		—	—
POSCO Maharashtra Steel Private Ltd.		55,078	35,735		90,217	76,242		117	—		157	—
eNtoB Corp.		—	1		—	1		61,112	54,866		119,290	116,504
POSCO Plant Engineering Co., Ltd.		2,371	691		2,392	812		35,733	52,969		79,660	126,342
POS-Himetal Co., Ltd.		4,297	6,421		9,835	12,216		43,101	22,192		75,941	54,447
POSMATE Co., Ltd.		225	—		452	—		12,493	—		24,222	—
Others		191,145	207,989		371,341	419,025		57,252	83,680		102,564	149,363

	￦	2,858,191	3,202,912	￦	5,673,091	6,390,056	￦	1,890,036	1,274,802	￦	3,743,218	2,661,971

Associates (*3)
POSMATE Co., Ltd.	￦	—	254	￦	—	500	￦	—	12,914	￦	—	24,995
SNNC Co., Ltd.		576	410		1,022	950		108,285	51,356		213,740	138,901
Sungjin Geotec Co., Ltd.		3,686	3,971		5,993	11,406		—	—		—	—
DONG BANG METAL IND. CO., LTD.		—	26,092		—	54,927		—	—		—	—
KOBRASCO		26,177	—		26,177	—		—	—		—	—
USS-POSCO Industries (UPI)		—	—		—	85		—	—		—	101
POSCHROME (PROPRIETARY) LIMITED		—	—		—	—		17,051	18,208		32,603	35,582
POSCO-SAMSUNG-Slovakia
Processing Center Co., Ltd.		5,691	3,105		8,419	11,260		—	—		—	—
POSCO SAMSUNG Suzhou Steel		1,532	8,467		4,101	16,575		—	—		—	—
Processing Center Co., Ltd.
PT. POSMI Steel Indonesia		2,687	4,329		4,662	6,809		—	—		—	—
POSK (PingHu) Processing Center Co., Ltd.		867	967		2,065	1,935		—	—		—	—
Others		73	2,006		669	3,262		697	2,110		1,842	4,310

	￦	41,289	49,601	￦	53,108	107,709	￦	126,033	84,588	￦	248,185	203,889

	￦	2,899,480	3,252,513	￦	5,726,199	6,497,765	￦	2,016,069	1,359,390	￦	3,991,403	2,865,860

(*1)	Sales and others include sales and insignificant other non-operating income. Sales are mainly sales of steel products and these are priced on an arm’s length basis.
(*2)	Purchases and others include purchases and overhead costs. Purchases and others are mainly related to purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.
(*3)	As of June 30, 2013, the Company provided guarantees to related parties (Note 33).

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

(b)	The related account balances of significant transactions with related companies as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	Receivables (*1)			Payables (*1)
	June 30, 2013		December 31, 2012	June 30, 2013		December 31, 2012
Subsidiaries
POSCO E&C Co., Ltd.	￦	176,361	7,977	￦	385,181	403,630
POSCO P&S Co., Ltd.		79,188	64,564		16,023	32,672
POSCO Plant Engineering Co., Ltd.		142	267		11,511	32,297
POSCO ICT Co., Ltd.		209	287		53,393	91,297
POSCO Coated & Color Steel Co., Ltd.		110,695	108,505		1,356	2,618
POSCO Chemtech Company Ltd.		83,989	47,074		81,336	84,538
POSCO TMC Co., Ltd.		34,375	64,862		93	145
POSCO AST Co., Ltd.		102,526	65,575		9,419	7,800
Daewoo International Corp.		156,324	358,824		357	730
POSCO America Corporation		78,457	63,545		—	—
POSCO Asia Co., Ltd.		80,704	102,849		1,389	2,244
POSCO (Thailand) Company Ltd.		5,617	17,986		—	—
Qingdao Pohang Stainless Steel Co., Ltd.		16,574	8,710		—	—
POSCO-Vietnam Co., Ltd.		384	291		—	—
POSCO-Japan Co., Ltd.		48,183	35,400		502	673
POSCO-IPPC Pvt. Ltd.		18,926	—		—	—
POSCO-Mexico S.A. DE C.V.		123,489	131,669		—	—
POSCO M-TECH Co., Ltd.		1,971	1,293		45,191	36,992
eNtoB Corp.		—	3		15,466	16,581
POSMATE Co., Ltd.		1,776	—		5,109	—
Others		129,516	126,330		53,948	62,244

	￦	1,249,406	1,206,011	￦	680,274	774,461

Associates
POSMATE Co., Ltd.	￦	—	78	￦	—	6,315
SNNC Co., Ltd.		162	229		30,739	37,145
Sungjin Geotec Co., Ltd.		3,423	4,849		—	—
KOBRASCO		6,180	—		—	—
POSCHROME (PROPRIETARY) LIMITED		—	—		—	2,273
Others		140	453		600	804

	￦	9,905	5,609	￦	31,339	46,537

	￦	1,259,311	1,211,620	￦	711,613	820,998

(*1)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payables and other payables.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

(c)	For the six-month periods ended June 30, 2013 and 2012, details of compensation to key management officers were as follows:

(in millions of Won)	June 30, 2013		June 30, 2012
Short-term benefits	￦	60,641	57,477
Retirement benefits		13,694	13,698
Long-term benefits		16,161	11,366

	￦	90,496	82,541

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. In addition to the compensation described above, the Company provided stock appreciation rights to its executive officers and recorded stock compensation expenses amounted to ￦436 million for the six-month period ended June 30, 2012.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

33. Commitments and Contingencies

(a) Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of June 30, 2013, are as follows:

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
[The Company]
POSCO	POSCO (Guangdong) Automotive Steel Co., Ltd.	BOA and others	USD	212,600,000	244,426
	POSCO Investment Co., Ltd.	BOC	CNY	350,000,000	65,440
		BOA and others	USD	380,000,000	436,886
	POSCO Maharashtra Steel Pvt. Ltd.	Export-Import Bank of Korea and others	USD	566,069,000	650,810
	POSCO VST Co., Ltd.	ANZ (Taipei) and others	USD	65,000,000	74,731
	POSCO-MEXICO S.A. DE C.V.	BOA and others	USD	244,725,000	281,360
	POSCO-Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	200,000,000	229,940
	Zeus (Cayman) Ltd.	Creditor	JPY	38,798,173,522	452,833
	Zhangjiagang Pohang Stainless Steel Co., Ltd	BTMU and others	USD	160,000,000	183,952
	POSCO ASSAN TST Steel Industry	BOA and others	USD	188,392,500	216,595
	POSCO Electrical Steel India Private Limited	ING and others	USD	84,000,000	96,575
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,210,300,000	1,391,482
Daewoo International Corporation	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	14,371
	Daewoo Textile Bukhara LLC	Export-Import Bank of Korea	USD	22,450,000	25,811
	Daewoo International Australia Holdings Pty. Ltd.	KEB bank	USD	12,000,000	13,796
	Daewoo International MEXICO S.A. de C.V.	SMBC	USD	55,000,000	63,234
	POSCO ASSAN TST STEEL Industry	ING and others	USD	20,932,500	24,066
	Brazil Sao Paulo Steel Processing Center Co., Ltd.	SMBC	USD	20,000,000	22,994
	Daewoo International Deutschland GmbH	Shinhan Bank	EUR	15,000,000	22,473
	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	30,000,000	34,491
POSCO E&C Co., Ltd.	HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	Woori Bank and others	USD	135,000,000	155,210
	International Business Center Corporation	Export-Import Bank of Korea	USD	20,000,000	22,994
	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea and others	USD	31,500,000	36,216
	SANTOS CMI S.A	CITI Ecuador and others	USD	36,000,000	41,389
POSCO P&S Co., Ltd.	POSCO Canada Pty., Ltd.	Hana Bank	USD	12,484,500	14,353
	POSCO Gulf SFC LLC	KEB bank	USD	10,000,000	11,497
POSCO ICT Co., Ltd.	PT. POSCO ICT Indonesia	POSCO Investment Co., Ltd.	USD	3,000,000	3,449
	VECTUS Ltd.	KEB bank	GBP	3,500,000	6,138
		POSCO Investment Co., Ltd.	USD	4,000,000	4,599
	POSCO ICT BRASIL	Woori Bank	BRL	8,875,000	4,640
POSCO Energy Co., Ltd.	TECHREN Solar, LLC	Woori Bank	USD	3,000,000	3,449
POSCO Engineering Co., Ltd.	PT PEN INDONESIA	KEB bank	USD	6,818,876	7,840
		KEB Bank and others	IDR	80,026,548,251	9,267
	POSCO Engineering (THAILAND)	Citi Bank	USD	15,300,000	17,590
	Co., Ltd.	Woori Bank and others	THB	6,285,642,000	232,003
POSCO-Japan Co., Ltd.	POSCO-JEPC Co., Ltd.	Mizuho Bank and others	JPY	3,620,163,704	42,253
	POSCO-JKPC Co., Ltd.	Higo bank and others	JPY	1,221,600,000	14,258
	POSCO-JOPC Co., Ltd.	Kiyo bank and others	JPY	150,000,000	1,751
	Xenesys Inc.	Aozora Bank	JPY	300,000,000	3,501
Daewoo Textile Fergana LLC	Daewoo Textile Bukhara LLC	NBU	USD	3,114,959	3,581
POSCO E&C (CHINA) Co., Ltd.	HONG KONG POSCO E&C (China) Investment Co., Ltd.	Woori Bank (Beijing branch)	USD	33,000,000	37,940
POSCO Chemtech Company Ltd.	PT.Krakatau Posco Chemtech Calcination	KEB Bank	USD	42,055,000	48,351
POSCO Specialty Steel Co., Ltd.	POSCO SS-VINA	Export-Import Bank of Korea	USD	352,409,800	405,166
POSCO-China Holding Corp.	POSCO YongXin Rare Earth Metal Co., Ltd.	KEB Bank and others	CNY	71,820,000	13,428

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
[Associates]
POSCO	BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	BOC and others	USD	2,280,000	2,621
	United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	28,168
	POSUK Titanium LLP	Shinhan Bank	USD	18,000,000	20,695
Daewoo International Corporation	DMSA / AMSA	Export-Import Bank of Korea and others	USD	165,133,333	189,854
	GLOBAL KOMSCO Daewoo LLC	Export-Import Bank of Korea and others	USD	8,050,000	9,255
POSCO E&C Co., Ltd.	Taegisan Wind Power Corporation	KDB Bank	KRW	7,500	7,500
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	NH Bank and others	KRW	28,226	28,226
	PSIB Co., Ltd.	Hana Bank and others	KRW	356,600	356,600
POSCO P&S Co., Ltd.	Sebang Steel Co., Ltd.	Fukuoka Bank	JPY	245,000,000	2,860
POSCO Engineering Co., Ltd.	PT Wampu Electric Power	PT Bank Woori Indonesia	USD	344,848	396
POSCO ICT Co., Ltd.	Uitrans LRT Co., Ltd.	Construction Guarantee Cooperative	KRW	64,638	64,638
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	NH Bank	KRW	2,530	2,530
Daewoo (China) Co., Ltd.	Shanghai Lansheng Daewoo Corporation	Bank of Communications	CNY	100,000,000	18,697
POSCO Chemtech Company Ltd.	PT.INDONESIA POS CHEMTECH CHOSUN REF	KEB Bank	USD	6,000,000	6,898
[Others]
Daewoo International Corporation	Ambatovy Project Investments Limited	Export-Import Bank of Korea	USD	52,321,770	60,154
	Sherritt International Corporation	Export-Import Bank of Korea	USD	21,818,182	25,084
POSCO E&C Co., Ltd.	THE GALE INVESTMENTS COMPANY, L.L.C.	Woori Bank	USD	50,000,000	57,485
	The union of City environment improvement for Kukje building and others	NH Bank and others	KRW	235,942	235,942
POSCO Plant Engineering Co., Ltd.	Gyeongpo wind power generation and others	KB Bank and others	KRW	255,596	255,596
	Taiwan Power Company Ltd.	KEB Bank	TWD	50,000,000	1,917
	Lotte Construction CO., LTD. and others	KEB Bank	USD	5,883,441	6,764
POSCO ICT Co., Ltd.	BTL business and others	Kyobo Life Insurance Co., Ltd and others	KRW	1,431,581	1,431,581
	SMS Energy and others	Hana Bank and others	KRW	198,660	198,660
POSCO M-TECH Co., Ltd.	PYUNGSAN SI Co., Ltd	Seoul Guarantee Insurance Co., Ltd.	KRW	79	79
POSCO Engineering Co., Ltd	Kwanma Solar Co., Ltd. and others	Hana Bank and others	KRW	46,227	46,227
	PT MPM and others	Export-Import Bank of Korea	USD	7,052,000	8,108
	Hyundai ENG Co., Ltd.	Engineering Financial Cooperative	KRW	42,209	42,209

			CNY	521,820,000	97,565
			EUR	15,000,000	22,473
			BRL	8,875,000	4,640
			IDR	80,026,548,251	9,267
			JPY	44,334,937,226	517,456
			KRW	2,669,788	2,669,788
			THB	6,285,642,000	232,003
			TWD	50,000,000	1,917
			GBP	3,500,000	6,138
			USD	4,553,035,709	5,234,626

(b)	POSCO E&C Co., Ltd. has provided the completion guarantees for Samsung C&T Corporation amounting to ￦1,896,606 million while Samsung C&T Corporation has provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO E&C Co., Ltd. amounting to ￦799,130 million as of June 30, 2013. POSCO E&C Co., Ltd. provides payment guarantees on borrowings of customers such as Asset Backed Commercial Paper amounted to ￦335,349 million and Project Financing loan amounted to ￦220,505 million as of June 30, 2013.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

(c) Other commitments

Details of other commitments of the Company as of June 30, 2013, are as follows:

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2013, 206 million tons of iron ore and 21 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of June 30, 2013, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 3.54 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the money borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Korea Development Bank, for seamless funding to POSCO Energy Co., Ltd. under construction of new power plant.

POSCO has provided a supplemental funding agreement amounting to ￦ 9,800 million, as requested from the creditors for seamless funding to Busan E&E Co., Ltd. under construction of Busan RDF power plant and also provided financial joint guarantee for business fulfillment insurance amounting to ￦ 21,329 million related to the construction.

POSCO E&C Co., Ltd	As of June 30, 2013, POSCO E&C Co., Ltd. has comprehensive loan agreements of up to ￦ 360,000 million and USD 308 million with Woori Bank and ￦ 83,000 million and USD 500 million with Korea Exchange Bank. Also, POSCO E&C Co., Ltd. has bank overdraft agreements of up to ￦ 20,000 million with Woori Bank which is included in the limit of comprehensive loan agreements and ￦ 3,000 million with Korea Exchange Bank.

POSCO ICT Co., Ltd.

As of June 30, 2013, in relation to contract enforcement, POSCO ICT Co., Ltd. was provided with ￦ 116,710 million and ￦ 43,802 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

As of June 30, 2013, in relation to transfer of military camp based on Changwon city & land development projects, POSCO ICT Co.,Ltd. provided Kyongnam Bank and other banks with ￦ 620,000 million fund support under fund support agreements between POSCO ICT Co., Ltd. and Unicity 7th LLC.

As of June 30, 2013, in relation to Incheongimpo Highway investment projects, POSCO ICT Co., Ltd. provided Korea Development Bank and other banks with ￦ 175,000 million fund support under fund support agreements between POSCO ICT Co., Ltd. and Incheongimpo Highway Co., Ltd.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

As of June 30, 2013, in relation to Busan sansung tunnel projects, POSCO ICT Co., Ltd. provided Korean Development Bank and other banks with ￦ 17,000 million fund support under fund support agreements between POSCO ICT Co., Ltd. and Busan Sansung Tunnel Co., Ltd.

As of June 30, 2013, POSCO ICT Co., Ltd. provided ￦ 2,909 million of guaranties to Seoul Guarantee Insurance to ensure performance guarantee agreement which Busan Navy Residence and others had.

POSCO Specialty Steel Co., Ltd.	As of June 30, 2013, POSCO Specialty Steel Co., Ltd. has agreements for a loan and import letter of credit with Korea Exchange Bank and others.

POSMATE Co., Ltd.	During the year ended December 31, 2012, POSMATE Co., Ltd. disposed of POSMATE Insure Co., Ltd. and had a indemnification agreement of up to ￦ 550 Million with the acquiree when revenue fell short of a certain amount form January 1, 2013 to September 30, 2016.

PT. KRAKATAU POSCO	PT. KRAKATAU POSCO has entered into a USD 1,729 million senior loan agreements with 10 financial institutions including Korea Export-import Bank and Korea Trade Insurance corporation on February 14, 2012.

PT. KRAKATAU POSCO has entered into a USD 330 million-loan agreements with 6 financial institutions including Bank of America for working capital and trade on June 1, 2013.

(d)	Litigation in progress

As of June 30, 2013, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business.

1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the year ended December 31, 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of JPY 98.6 billion (￦1,150.8 billion). Through trials to the period ended June 30, 2013, the Company submitted its responses that the Japan court did not have jurisdiction on this lawsuit as it should be judged by Korean law and the Company developed grain oriented electrical steel sheets using the Company’s own technologies. As of June 30, 2013, the Japan court has not made any judgments on this matter. Since the Company does not believe that it is probable that an outflow of resources will be required, the Company has not recorded any provision for this lawsuit as of June 30, 2013.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

In addition, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the New Jersey federal court, United States, against POSCO and POSCO America Co., Ltd., a subsidiary of POSCO, claiming infringement of intellectual property rights related to the production of grain oriented electrical steel sheets. As of June 30, 2013, no claim amount has been made and the Company is under discovery proceedings related to this matter. Due to the early stage of the litigation and the inherent uncertainties, the Company is not able to reliably estimate the amount of compensation and timing, if any, that might be awarded to Nippon Steel & Sumitomo Metal Corporation. Consequently, it is not possible for the Company to make an estimate of the expected financial effect that will result from the ultimate resolution of this civil lawsuit. Therefore, the Company has not recorded any provision for this lawsuit in the U.S. as of June 30, 2013.

2)	Lawsuits related to liability of Daewoo Co., Ltd. which was spun off into Daewoo International Corporation and Daewoo Engineering & Construction Co., Ltd.

In May 2002, Industrial Development Bank of India Limited, the creditor of Daewoo Motors India Ltd. for which Daewoo Co., Ltd. provided a guarantee, filed lawsuits against Daewoo Motors India Ltd., Daewoo Co., Ltd., Daewoo Engineering & Construction Co., Ltd, and Daewoo International Corporation (a subsidiary of POSCO) seeking for the disposition of assets and judgment of debt of Daewoo Motors India Ltd. in India Delhi Mumbai Court. Management of the Company has assessed the likelihood of the outcome of this matter and estimated the amount of possible loss and has made the appropriate provision for these lawsuits as of June 30, 2013 and December 31, 2012.

3)	Other lawsuits and claims

As of June 30, 2013, the Company is involved in 167 other lawsuits and claims for alleged damages aggregating to ￦323 billion as of June 30, 2013, which arose in the ordinary course of business. In the opinion of management, these 167 lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. Additionally, no provision is recorded in connection with these 167 lawsuits and claims as of June 30, 2013 because the Company has not concluded that a probable loss has occurred on any of the lawsuits and claims.

(e)	Other contingencies

Company	Description
POSCO	POSCO has provided two blank promissory notes and a blank check to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

POSCO E&C Co., Ltd.	As of June 30, 2013, POSCO E&C Co., Ltd. has provided nineteen blank checks and ten blank promissory notes as collateral for agreements and outstanding loans.

Daewoo International Corporation	As of June 30, 2013, Daewoo International Corporation has provided forty-five blank promissory notes and thirteen blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO ICT Co., Ltd.	As of June 30, 2013, POSCO ICT Co., Ltd. has provided eight blank promissory notes and ten blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO Engineering Co., Ltd.	As of June 30, 2013, POSCO Engineering Co., Ltd. has provided one note to Hana Tank Terminal Co., Ltd. as collateral for the guarantee on performance for contracts and others.

POSCO-JKPC Co., Ltd.	As of June 30, 2013, POSCO-JKPC Co., Ltd. has provided one hundred-sixty notes as collateral for borrowings. (JPY 729,387,929, 45% of borrowings from the Kitakyushu Bank, Ltd., 30% of borrowings from Higo bank, Ltd.)

Daewoo International Japan Corp.	As of June 30, 2013, Daewoo International Japan Corp. has provided two hundred-nineteen notes receivable (JPY 1,246,153,074) to Resona bank Ltd. as collateral for loans from bank.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

34. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the six-month periods ended June 30, 2013 and 2012 are as follows:

(in millions of Won)	June 30, 2013		June 30, 2012
Trade accounts and notes receivable	￦	(466,091)	(1,258,106)
Other financial assets		(7,829)	(26,882)
Inventories		557,680	751,597
Other current assets		(33,709)	(368,587)
Other long-term assets		14,273	(97,304)
Trade accounts and notes payable		(559,201)	25,085
Other financial liabilities		(62,101)	(121,046)
Other current liabilities		241,415	913,200
Provisions		(19,451)	21,213
Payment severance benefits		(75,997)	(74,514)
Plan assets		(27,251)	(46,399)
Other long-term liabilities		(10,442)	11,889

	￦	(448,704)	(269,854)

35. Operating Segments

(a)	The Company has four reportable operating segments—steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2012.

(b)	Segment assets, liabilities, profit and loss are based on the separate financial statements of the consolidated entities prepared in accordance with K-IFRS. In addition, inter-segment transactions are accounted for on an arm’s length basis.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

(c)	Information about reportable segments for the six-month periods ended June 30, 2013 and 2012 was as follows:

1)	For the six-month period ended June 30, 2013

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	16,210,989	8,536,206	2,957,586	2,480,211	30,184,992
Internal revenues		8,022,724	3,655,551	2,291,469	1,449,141	15,418,885
Total revenues		24,233,713	12,191,757	5,249,055	3,929,352	45,603,877
Segments profit (loss)		699,888	20,892	68,247	133,520	922,547

2)	For the six-month period ended June 30, 2012

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	18,647,378	9,919,243	1,932,542	2,297,721	32,796,884
Internal revenues		8,739,865	3,741,423	1,495,936	1,223,801	15,201,025
Total revenues		27,387,243	13,660,666	3,428,478	3,521,522	47,997,909
Segments profit (loss)		1,095,580	94,897	38,158	146,271	1,374,906

(d)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the six-month periods ended June 30, 2013 and 2012 were as follows:

(in millions of Won)	June 30, 2013		June 30, 2012
Total profit for reportable segments	￦	922,547	1,374,906
Goodwill and PP&E FV adjustments		(26,784)	(14,057)
Elimination of inter-segment profits		(363,001)	(259,454)
Income tax expense		173,625	509,534

Profit before income tax expense	￦	706,387	1,610,929

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2013

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of June 30, 2013, the condensed separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2013 and 2012, and the condensed separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2013 and 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of the condensed separate interim financial information in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly/Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed separate interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

The separate statement of financial position of the Company as of December 31, 2012, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 12, 2013, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2012, presented for comparative purposes, is not different from that audited by us in all material respects.

Seoul, Korea

August 13, 2013

This report is effective as of August 13, 2013, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of June 30, 2013 and December 31, 2012

(Unaudited)

(in millions of Won)
	Notes	June 30, 2013		December 31, 2012
Assets
Cash and cash equivalents	20	￦	2,104,856	1,752,560
Trade accounts and notes receivable, net	4,20,32		3,795,278	4,087,030
Other receivables	5,20,32		284,384	394,761
Other short-term financial assets	6,14,20		639,262	928,778
Inventories	7,28		4,983,794	5,403,660
Assets held for sale	8		33,335	—
Other current assets	9		31,805	42,682

Total current assets			11,872,714	12,609,471

Long-term trade accounts and notes receivable, net	4,20		274	274
Other receivables	5,20		63,004	60,652
Other long-term financial assets	6,20		3,114,692	2,968,113
Investments in subsidiaries and associates	10		14,647,892	14,100,053
Investment property, net	11		114,966	110,526
Property, plant and equipment, net	12		23,141,946	22,166,735
Intangible assets, net	13		378,756	293,841
Other long-term assets	9		10,485	10,771

Total non-current assets			41,472,015	39,710,965

Total assets		￦	53,344,729	52,320,436

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of June 30, 2013 and December 31, 2012

(Unaudited)

(in millions of Won)
	Notes	June 30, 2013		December 31, 2012
Liabilities
Trade accounts and notes payable	20,32	￦	972,486	978,581
Short-term borrowings	4,14,20		2,753,071	2,116,540
Other payables	15,20,32		1,160,087	1,270,040
Other short-term financial liabilities	16,20		9,120	16,892
Current income tax liabilities	30		135,865	84,355
Provisions	17		7,260	6,239
Other current liabilities	19		65,197	70,865

Total current liabilities			5,103,086	4,543,512

Long-term borrowings	6,14,20		6,303,307	7,487,234
Other payables	15,20		121,533	128,812
Other long-term financial liabilities	16,20		166,820	72,920
Net defined benefit liabilities	18		185,982	140,256
Deferred tax liabilities	30		826,658	779,312
Other long-term liabilities	19		3,688	3,842

Total non-current liabilities			7,607,988	8,612,376

Total liabilities			12,711,074	13,155,888

Shareholders’ Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,227,731	1,227,692
Hybrid bonds	22		996,919	—
Accumulated other comprehensive income	23		217,517	3,362
Treasury shares	24		(2,391,308)	(2,391,406)
Retained earnings			40,100,393	39,842,497

Total shareholder’s equity			40,633,655	39,164,548

Total liabilities and shareholders’ equity		￦	53,344,729	52,320,436

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2013 and 2012

(Unaudited)

(in millions of Won, except per share amounts)		For the three-month periods ended June 30			For the six-month periods ended June 30
	Notes	2013		2012	2013	2012
Revenue	32	￦	7,739,748	9,223,384	15,424,412	18,683,803
Cost of sales	7,28,32		(6,586,411)	(7,669,444)	(13,233,268)	(16,190,413)

Gross profit			1,153,337	1,553,940	2,191,144	2,493,390
Selling and administrative expenses	25,28,32
Administrative expenses			(217,093)	(213,371)	(436,274)	(435,087)
Selling expenses			(232,852)	(239,337)	(470,121)	(485,632)

Operating profit	26		703,392	1,101,232	1,284,749	1,572,671
Finance income and costs	20,29
Finance income			195,542	92,165	547,552	552,738
Finance costs			(398,611)	(253,991)	(856,731)	(456,446)
Other non-operating income and expenses	26,27,32
Other non-operating income			15,894	7,034	50,134	17,470
Other non-operating expenses	28		(67,957)	(51,045)	(125,783)	(110,766)

Profit before income tax			448,260	895,395	899,921	1,575,667
Income tax expense	30		(66,642)	(191,432)	(134,878)	(333,145)

Profit for the period			381,618	703,963	765,043	1,242,522
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss :
Remeasurements of defined benefit pension plans, net of tax	18		31,602	(16,435)	(41,548)	(3,569)
Items that may be reclassified subsequently to profit or loss :
Net changes in unrealized fair value of available-for-sale investments, net of tax	6,23		67,662	(336,921)	214,155	(102,976)

Total comprehensive income		￦	480,882	350,607	937,650	1,135,977

Basic and diluted earnings per share	31	￦	4,913	9,113	9,877	16,086

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2013 and 2012

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Accumulated other comprehensive income	Treasury shares	Retained earnings	Total
Balance as of January 1, 2012	￦	482,403	1,227,692	—	156,707	(2,391,406)	38,122,620	37,598,016
Comprehensive income:
Profit for the period		—	—	—	—	—	1,242,522	1,242,522
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(102,976)	—	—	(102,976)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(3,569)	(3,569)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(579,333)	(579,333)

Balance as of June 30, 2012	￦	482,403	1,227,692	—	53,731	(2,391,406)	38,782,240	38,154,660

	Share capital		Capital surplus	Hybrid bonds	Accumulated other comprehensive income	Treasury shares	Retained earnings	Total
Balance as of January 1, 2013	￦	482,403	1,227,692	—	3,362	(2,391,406)	39,842,497	39,164,548
Comprehensive income :
Profit for the period		—	—	—	—	—	765,043	765,043
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	214,155	—	—	214,155
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(41,548)	(41,548)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(463,467)	(463,467)
Issuance of hybrid bonds		—	—	996,919	—	—	—	996,919
Interest of hybrid bonds		—	—	—	—	—	(2,132)	(2,132)
Disposal of treasury shares		—	39	—	—	98	—	137

Balance as of June 30, 2013	￦	482,403	1,227,731	996,919	217,517	(2,391,308)	40,100,393	40,633,655

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2013 and 2012

(Unaudited)

(in millions of Won)	Notes	June 30, 2013		June 30, 2012
Cash flows from operating activities
Profit for the period		￦	765,043	1,242,522
Adjustments for :
Costs for defined benefit plans			62,362	53,702
Depreciation			943,541	902,645
Amortization			18,669	19,406
Finance income			(370,849)	(422,830)
Finance costs			678,005	325,833
Gain on disposal of property, plant and equipment			(5,002)	(5,535)
Loss on disposal of property, plant and equipment			67,383	40,631
Loss on disposal of investments in subsidiaries and associates			12,271	395
Income tax expense			134,878	333,145
Others			(9,953)	14,224
Changes in operating assets and liabilities	34		586,880	320,453
Interest received			59,367	56,762
Interest paid			(206,269)	(228,092)
Dividends received			210,200	155,112
Income taxes paid			(91,141)	(188,053)

Net cash provided by operating activities		￦	2,855,385	2,620,320

Cash flows from investing activities
Proceeds from disposal of short-term financial instruments			1,929,975	1,482,411
Proceeds from disposal of long-term financial instruments			3	—
Decrease in held-to-maturity investments			30,000	—
Proceeds from disposal of available-for-sale investments			60,856	579,698
Collection of long-term loans			7,491	7,864
Proceeds from disposal of investment in subsidiaries and associates			5,153	—
Proceeds from (payment for) disposal of property, plant and equipment			(20,814)	4,737
Proceeds from disposal of intangible assets			1,100	453
Proceeds from disposal of assets held for sale			—	3,378
Acquisition of short-term financial investments			(1,670,441)	(1,347,951)
Acquisition of available-for-sale investments			(48,028)	(19,305)
Increase in long-term loans			(361)	(3,483)
Acquisition of investment in subsidiaries and associates			(565,192)	(786,562)
Acquisition of property, plant and equipment			(1,947,895)	(981,559)
Acquisition of intangible assets			(56,465)	(27,425)

Net cash used in investing activities		￦	(2,274,618)	(1,087,744)

Cash flows from financing activities
Proceeds from borrowings			789,995	2,066,801
Increase in other long-term liabilities			1,788	1,558
Receipt of government grants			5,000	—
Proceeds from issuance of hybrid bonds			996,919	—
Repayment of borrowings			(1,533,727)	(2,632,735)
Decrease in other long-term liabilities			(1,590)	(1,308)
Decrease in derivative liabilities			(23,348)	—
Payment of cash dividends			(463,508)	(579,333)

Net cash used in financing activities		￦	(228,471)	(1,145,017)

Net increase in cash and cash equivalents			352,296	387,559
Cash and cash equivalents
Cash and cash equivalents at beginning of the period			1,752,560	1,137,882

Cash and cash equivalents at end of the period		￦	2,104,856	1,525,441

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through eight of its overseas liaison offices.

As of June 30, 2013, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2012. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor in a subsidiary, an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

Use of estimates and judgements

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2012.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2012. The following changes in accounting policy are also expected to be reflected in the Company’s separate financial statements as of and for the year ending December 31, 2013.

(a) Changes in accounting policies

The Company has applied the following new standard and amendments since January 1, 2013.

1) K-IFRS No. 1001, “Presentation of Financial Statements”

2) K-IFRS No. 1019, “Employee Benefits”

3) K-IFRS No. 1113, “Fair Value Measurement”

The details of changes in accounting policies are as follows:

1) Classification of other comprehensive income

The Company has applied the amendments to K-IFRS No. 1001, “Presentation of Financial Statements” since January 1, 2013. The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

2) Employee benefits

The Company has applied the amendments to K-IFRS No. 1019, “Employee Benefits” since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

3) Fair value measurement

The Company adopted K-IFRS No. 1113, “Fair Value Measurement” since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements including requirements of K-IFRS No. 1107, “Financial Instruments : Disclosures” and other standards.

(b) Impact of changes in accounting policy

1)	As management believes the impact of the amendment to K-IFRS No. 1019 and 1113 on the Company’s prior year’s condensed separate interim financial statement is not significant, the comparative period’s condensed separate interim financial statements are not restated.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

2)	Amendments to K-IFRS No. 1001, “Presentation of Financial Statements”

The Company adopted the amendment to K-IFRS No. 1001, “Presentation of Financial Statements” from the annual period ended December 31, 2012, which prescribes the Company’s operating profit to be calculated as revenue less: (1) cost of sales, and (2) selling and administrative expenses, and presented separately in the statement of comprehensive income.

Additionally, in the notes to the financial statements (note 26), the Company provides voluntary disclosure of the entity-specific measure of operating performance presented as “adjusted operating profit” which is calculated base on the Company’s own criteria. In doing so, the Company is required to disclose: (1) a reconciliation between the entity-specific measure of operating performance and operating profit or loss presented on the face of the statement of comprehensive income, and (2) the fact that the measure of operating performance disclosed in the notes is calculated based on the Company’s own criteria.

The Company retrospectively applied the amendment to K-IFRS No. 1001, for which the impact on the three-month and the six-month periods ended June 30, 2012 is as follows:

(in millions of Won)	For the three-month period ended June 30, 2012		For the six-month period ended June 30, 2012
Operating profit before adoption of the amendment	￦	1,057,221	1,479,375

Add
Loss on disposals of property, plant and equipment		26,269	40,631
Donations		14,991	37,868
Idle tangible assets expenses		7,672	14,246
Loss on disposals of investment in subsidiaries and associates		—	395
Loss on disposals of assets held for sale		—	9,391
Loss on disposals of intangible assets		122	122
Miscellaneous loss		1,991	8,113

		51,045	110,766

Deduct
Gain on disposals of property, plant and equipment		(3,770)	(5,535)
Reversal of impairment of property, plant and equipment		—	(1,606)
Gain on disposals of assets held for sale		—	(1,150)
Miscellaneous income		(3,264)	(9,179)

		(7,034)	(17,470)

Operating profit after adoption of the amendment	￦	1,101,232	1,572,671

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

(c) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2013, and the Company has not early adopted them. Management believes the impact of the amendments on the Company’s condensed separate interim financial statements is not significant.

1) Amendments to K-IFRS No. 1032 “Financial Instruments : Presentation”

The amendments clarified application guidance related to offsetting of a financial asset and a financial liability. The amendments are mandatorily effective for annual periods beginning on or after January 1, 2014 with earlier adoption permitted.

(d) Reclassification

The Company made reclassifications within other receivables, other financial assets, other payables, and other financial liabilities on the accompanying condensed separate statements of financial position as of December 31, 2012 to conform to current period presentation.

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Current
Trade accounts and notes receivable	￦	3,808,713	4,099,006
Less: Allowance for doubtful accounts		(13,435)	(11,976)

	￦	3,795,278	4,087,030

Non-current
Trade accounts and notes receivable	￦	502	502
Less: Allowance for doubtful accounts		(228)	(228)

	￦	274	274

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦251,500 million and ￦258,680 million as of June 30, 2013 and December 31, 2012, respectively, and are included in short-term borrowings (note 14).

5. Other Receivables

Other receivables as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Current
Short-term loans	￦	2,000	—
Other accounts receivable		281,143	391,263
Accrued income		10,166	12,531
Other checking accounts		1,647	1,538
Less: Allowance for doubtful accounts		(10,572)	(10,571)

	￦	284,384	394,761

Non-current
Long-term loans	￦	59,949	66,775
Long-term other accounts receivable		15,003	6,410
Deposits		2,505	1,920
Less: Allowance for doubtful accounts		(14,453)	(14,453)

	￦	63,004	60,652

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

6. Other Financial Assets

(a)	Other short-term financial assets as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Available-for-sale financial assets
Short-term available-for-sale securities (bonds)	￦	100,000	100,000
Held-to-maturity investments
Current portion of held-to-maturity securities (bonds)		—	29,981
Deposits in financial institutions
Short-term financial instruments (*1)		526,708	786,098
Cash deposits (*2)		12,554	12,699

	￦	639,262	928,778

(*1)	As of June 30, 2013 and December 31, 2012, short-term financial instruments amounting to ￦4,700 million and ￦3,400 million, respectively, are secured in relation to long term borrowings from the National Forestry Cooperative Federation.

(*2)	Deposits are restricted in relation to government assigned projects.

(b)	Other long-term financial assets as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Financial assets at fair value through profit or loss
Derivatives assets held for trading	￦	7,586	6,016
Available-for-sale financial assets
Long-term available-for-sale securities (equity instruments)		3,086,793	2,942,915
Long-term available-for-sale securities (bonds)		19,775	18,642
Long-term available-for-sale securities (others)		500	500
Deposit in financial institution
Cash deposits (*1)		38	40

	￦	3,114,692	2,968,113

(*1)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

(c)	Long-term available-for-sale equity securities as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013								December 31, 2012
	Number of Shares	Ownership (% )	Acquisition cost		Fair value	Net changes in fair value of available- for-sale investments	Accumulated impairment loss	Book value	Book value
Marketable equity securities
Nippon Steel & Sumitomo Metal Corporation	238,352,000	2.38	￦	719,622	745,556	25,934	—	745,556	624,423
SK Telecom Co., Ltd. (*1)	2,368,630	2.93		610,547	498,267	195,290	(307,570)	498,267	350,210
KB Financial group Inc. (*2)	11,590,550	3.00		536,517	396,397	—	(140,120)	396,397	439,282
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,506	271,030	(72,476)	—	271,030	357,434
Shinhan Financial group Inc.	4,369,881	0.92		228,778	164,307	41,671	(106,142)	164,307	169,770
Hana Financial group Inc.	2,430,498	1.00		15,633	80,814	65,181	—	80,814	84,338
Others (10 companies) (*3)				137,774	97,153	29,112	(69,733)	97,153	157,284

				2,592,377	2,253,524	284,712	(623,565)	2,253,524	2,182,741
Non-marketable equity securities
The Siam United Steel (*4)	11,071,000	12.30		34,658	61,295	49,162	(22,525)	61,295	50,717
Nacional Minerios S.A. (*4)	30,784,625	6.48		668,635	555,671	(112,964)	—	555,671	517,683
Dongbu Metal Co., Ltd. (*4)	3,000,000	10.00		98,242	98,241	(1)	—	98,241	96,126
Troika Fund (*4)	8,573,849,588	3.66		8,574	7,004	(1,570)	—	7,004	6,499
Others (36 companies) (*5)				119,204	111,058	251	(8,397)	111,058	89,149

				929,313	833,269	(65,122)	(30,922)	833,269	760,174

			￦	3,521,690	3,086,793	219,590	(654,487)	3,086,793	2,942,915

(*1)	As of June 30, 2013, 2,368,628 shares equivalent to 21,317,653 American Depository Receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued.
(*2)	The Company recognized ￦140,120 million of impairment loss on investment in KB Financial Group Inc. for the six-month period ended June 30, 2013 due to significant decline in the fair value of its shares for a prolonged period.
(*3)	The Company recognized ￦12,370 million and ￦7,264 million of impairment loss on investment in PT. Krakatau Steel and Steel Flower Co., Ltd., respectively, for the six-month period ended June 30, 2013 due to significant decline in the fair value of their shares.
(*4)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*5)	These non-marketable equity securities are recorded at cost since fair value cannot be reliably measured.

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

7. Inventories

Inventories as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Finished goods	￦	749,101	870,917
Semi-finished goods		1,319,961	1,446,058
By-products		13,019	11,399
Raw materials		1,100,917	1,297,926
Fuel and materials		564,498	607,908
Materials-in-transit		1,236,001	1,169,201
Others		578	621

		4,984,075	5,404,030

Less: Allowance for inventories valuation		(281)	(370)

	￦	4,983,794	5,403,660

The amount of valuation losses of inventories recognized within cost of goods sold during the six-month period ended June 30, 2013 and the year ended December 31, 2012 were ￦281 million and ￦370 million, respectively.

8. Assets held for Sale

Assets held for sale as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Investment in subsidiaries (*1)	￦	33,335	—

	￦	33,335	—

(*1)	Pursuant to the board of director’s resolution on April 5, 2013, POSCO Plant Engineering Co., Ltd., a subsidiary of the Company, signed a merger agreement with Sungjin Geotec Co., Ltd., an associate of the Company. According to the agreement, Sungjin Geotec Co., Ltd. was an acquirer and POSCO Plant Engineering Co., Ltd. was an acquiree. The merger agreement was approved by the shareholder’s meeting of Sungjin Geotec Co., Ltd. and the merger date was July 1, 2013. As the Company lost control of POSCO Plant Engineering Co., Ltd. due to the merger agreement, the investment in POSCO Plant Engineering Co., Ltd. was reclassified as assets held for sale as of June 30, 2013.

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

9. Other Assets

Other current assets and other long-term assets as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Other current assets
Advance payments	￦	8,490	4,505
Prepaid expenses		23,315	38,177

		31,805	42,682

Other long-term assets
Long-term prepaid expenses		7,598	8,216
Others		2,900	2,568
Less : Allowance for doubtful accounts		(13)	(13)

	￦	10,485	10,771

10. Investments in Subsidiaries and Associates

(a)	Details of subsidiaries and carrying values as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)				June 30, 2013		December 31, 2012
[Domestic]	Country	Principal operations	Ownership (% )	Book value		Book value
Daewoo International Co., Ltd.	Korea	Trading	60.31	￦	3,371,481	3,371,481
POSCO E&C Co., Ltd.	Korea	Engineering and Construction	89.53		1,510,716	1,510,716
POSCO Energy Corp.	Korea	Generation of Electricity	89.02		658,176	658,176
POSCO Specialty Steel Co., Ltd.	Korea	Steel manufacturing and Sales	94.74		628,842	628,842
POSCO P&S Co., Ltd.	Korea	Steel sales and service	95.31		421,927	421,927
POSCO AST Co., Ltd.	Korea	Steel manufacturing and Sales	100.00		176,609	176,609
POSCO Coated &	Korea	Coated steel manufacturing	56.87		108,421	108,421
Color Steel Co., Ltd.
POSCO M-TECH Co., Ltd. (*1)	Korea	Packing materials manufacturing	48.85		107,278	107,278
POSTECH Venture Capital Corp	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO Chemtec Company Ltd.	Korea	Manufacturing and Sales	60.00		100,535	100,535
POSCO ICT Co., Ltd.	Korea	Computer hardware and software distribution	72.54		70,990	70,990
POSMATE Co., Ltd. (*2)	Korea	Business facility maintenance	54.46		63,222	—
POS-HiMETAL Co., Ltd.	Korea	Steel manufacturing and Sales	65.00		49,452	49,452
POSCO Family Strategy Fund	Korea	Financial investment	60.79		40,000	40,000
Busan E&E Co., Ltd. (*3)	Korea	Handling and disposal of water matter	70.00		30,148	30,148
Others (11 companies)					176,265	239,528

				￦	7,617,842	7,617,883

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

				June 30, 2013		December 31, 2012
[Foreign]	Country	Principal operations	Ownership (% )	Book value		Book value
PT. KRAKATAU STEEL POSCO	Indonesia	Steel manufacturing and sales	70.00	￦	762,298	732,503
POSCO-Thainox Public Company Ltd.	Thailand	Stainless steel manufacturing and sales	84.93		551,807	551,807
POSCO Australia Pty. Ltd.	Austrailia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO WA Pty. Ltd.	Austrailia	Steel sales and mine development	100.00		317,506	312,851
POSCO Maharashtra Steel Pvt. Ltd.	India	Steel manufacturing and sales	100.00		333,048	302,053
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	58.60		284,988	285,201
POSCO China Holding Corp.	China	Investment management	100.00		240,430	223,436
POSCO-India Private Ltd.	India	Steel manufacturing and sales	99.99		184,815	184,815
POSCO-Mexico S.A. DE C.V.	Mexico	Plate steel manufacturing	84.84		182,410	182,048
POSCO-Vietnam Co., Ltd.	Vietnam	Steel manufacturing	85.00		154,790	155,428
POSCO VST Co., Ltd.	Vietnam	Stainless steel manufacturing	95.65		145,375	145,462
POSCO America Corporation	USA	Trading-Steel	99.45		140,381	140,381
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Steel manufacturing and selling	83.64		131,579	131,618
POSCO ASSAN TST STEEL Industry	Turkey	Steel manufacturing and sales	60.00		95,964	96,215
POSCO Investment Co., Ltd.	Hong Kong	Finance	99.99		87,693	86,323
POSCO-JAPAN Co., Ltd.	Japan	Trading-Steel	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and Sales	90.00		62,494	62,494
POSCO Electrical Steel India Private Limited	India	Electrical steel manufacturing and Sales	100.00		55,694	48,058
POSCO-AFRICA (Proprietary) Limited	South Africa	Trading	100.00		50,297	5,629
POSCO China Dalian Plate Processing Center Co., Ltd.	China	Heavy plate processing and Marketing	80.00		32,992	32,992
POSCO Asia Co., Ltd.	Hong Kong	Steel transit trade	100.00		32,189	32,189
POSCO(Guangdong) Steel Co., Ltd.	China	Plate steel sheet manufacturing	87.04		31,299	31,299
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and Sales	80.07		31,027	31,027
POSCO-URUGUAY S.A.	Uruguay	Wood manufacturing and Sales	98.00		28,722	27,724
Others (28 companies)					291,039	278,868

					4,693,878	4,545,462

				￦	12,311,720	12,163,345

(*1)	As of June 30, 2013, this was classified as an investment in a subsidiary as the Company has control over of more than half of the voting rights by virtue of an agreement with Postech, which has 4.72% of ownership in POSCO M-TECH Co., Ltd.
(*2)	It was reclassified from associate to subsidiary due to the merger with Seoung Gwang Co., Ltd. during the six-month period ended June 30, 2013.
(*3)	As of June 30, 2013, this investment is collateral for the Company’s guarantee provided to certain borrowings of its subsidiary from banks.

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

(b)	Details of associates and carrying values as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)				June 30, 2013		December 31, 2012
[Domestic]	Country	Principal operations	Ownership (% )	Book value		Book value
EQP POSCO Global 1st Fund	Korea	Mine investment	25.80	￦	169,106	—
Sungjin Geotec Co., Ltd.	Korea	Industrial machinery manufacturing	23.71		159,878	159,878
SNNC Co., Ltd.	Korea	Material manufacturing	49.00		100,655	100,655
Posco ESM	Korea	Secondary battery manufacturing	50.00		43,000	43,000
POSMATE Co., Ltd. (*1)	Korea	Business facilities maintenance	—		—	33,295
Others (5 companies)					18,921	9,811

					491,560	346,639

[Foreign]
ROY HILL HOLDINGS PTY LTD.(*2)	Austrailia	Mine development	10.00		597,980	537,369
POSCO-NPS Niobium LLC.	USA	Mine development	50.00		364,609	364,609
Companhia Siderurgica do Pecem(CSP)	Brazil	Steel manufacturing and sales	20.00		366,817	265,740
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and Sales	49.00		189,197	189,197
7623704 Canada Inc.(*2)	Canada	Mine investment	14.12		124,341	—
KOBRASCO	Brazil	Facilities lease	50.00		98,962	98,962
BX Steel POSCO Cold Rolled Sheet Co., Ltd.	China	Steel manufacturing and sales	25.00		63,874	63,901
Others (12 companies)					38,832	70,291

					1,844,612	1,590,069

				￦	2,336,172	1,936,708

(*1)	It was reclassified from associate to subsidiary due to the merger with Seoung Gwang Co., Ltd. during the six-month period ended June 30, 2013.
(*2)	Although the Company holds less than 20% ownership, the Company classifies its investment in Roy Hill Holdings Pty Ltd. and 7623704 Canada Inc. as investments in associates, as the Company has significant influence over the entity pursuant to the related contractual arrangement.

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

11. Investment Property, Net

(a)	The changes in carrying value in investment property for the six-month period ended June 30, 2013 and the year ended December 31, 2012 were as follows:

1) For the six-month period ended June 30, 2013

(in millions of Won)	Beginning		Depreciation (*1)	Transfer (*2)	Ending
Land	￦	41,811	—	2,270	44,081
Buildings		63,697	(1,462)	3,457	65,692
Structures		5,018	(97)	272	5,193

Total	￦	110,526	(1,559)	5,999	114,966

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.

(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio.

2) For the year ended December 31, 2012

(in millions of Won)	Beginning		Depreciation (*1)	Transfer (*2)	Ending
Land	￦	43,258	—	(1,447)	41,811
Buildings		68,776	(2,905)	(2,174)	63,697
Structures		5,384	(194)	(172)	5,018

Total	￦	117,418	(3,099)	(3,793)	110,526

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio.

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

12. Property, Plant and Equipment, Net

(a)	The changes in carrying value of property, plant and equipment for the six-month period ended June 30, 2013 and the year ended December 31, 2012 were as follows:

1) For the six-month period ended June 30, 2013

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others (*1)	Ending
Land	￦	1,367,822	—	(93)	—	22,966	1,390,695
Buildings		2,734,839	1,597	(1,665)	(119,701)	80,344	2,695,414
Structures		2,113,750	424	(914)	(87,526)	258,366	2,284,100
Machinery and equipment		12,888,614	25,968	(38,045)	(710,877)	1,034,940	13,200,600
Vehicles		13,039	336	(4)	(3,727)	3,914	13,558
Tools		29,693	850	(8)	(7,381)	1,423	24,577
Furniture and fixtures		67,431	1,103	(838)	(12,452)	1,163	56,407
Capital lease assets		7,644	—	—	(318)	—	7,326
Construction-in-progress		2,943,903	1,987,707	—	—	(1,462,341)	3,469,269

Total	￦	22,166,735	2,017,985	(41,567)	(941,982)	(59,225)	23,141,946

(*1)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment as well as assets transferred from other property, plant and equipment to investment property.

2) For the year ended December 31, 2012

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others (*1)	Ending
Land	￦	1,275,564	—	(10,242)	—	102,500	1,367,822
Buildings		2,831,757	7,512	(5,269)	(237,038)	137,877	2,734,839
Structures		2,061,348	11,448	(21,146)	(165,632)	227,732	2,113,750
Machinery and equipment		12,916,329	80,565	(49,789)	(1,382,901)	1,324,410	12,888,614
Vehicles		19,341	256	(22)	(7,893)	1,357	13,039
Tools		38,022	2,367	(2)	(15,123)	4,429	29,693
Furniture and fixtures		72,334	4,726	(156)	(28,484)	19,011	67,431
Capital lease assets		8,281	—	—	(637)	—	7,644
Construction-in-progress		2,310,159	2,452,832	—	—	(1,819,088)	2,943,903

Total	￦	21,533,135	2,559,706	(86,626)	(1,837,708)	(1,772)	22,166,735

(*1)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment as well as assets transferred from investment property and assets held for sale.

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

13. Intangible Assets, Net

(a)	Changes in carrying values of intangible assets for the six-month period ended June 30, 2013 and the year ended December 31, 2012 were as follows:

1) For the six-month period ended June 30, 2013

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Transfer (*2)	Ending
Intellectual property rights	￦	8,904	—	—	(704)	2,830	11,030
Membership (*1)		49,560	1,022	(1,124)	—	—	49,458
Development expense		30,092	41	—	(8,186)	9,247	31,194
Port facilities usage rights		87,983	—	—	(4,910)	49,258	132,331
Construction-in-progress		96,035	55,013	—	—	(15,707)	135,341
Other intangible assets		21,267	389	—	(4,869)	2,615	19,402

	￦	293,841	56,465	(1,124)	(18,669)	48,243	378,756

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to other intangible assets and assets transferred from property, plant and equipment.

2) For the year ended December 31, 2012

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment (*2)	Transfer (*3)	Ending
Intellectual property rights	￦	6,376	400	(494)	(1,053)	—	3,675	8,904
Membership (*1)		44,523	767	(992)	—	(6,495)	11,757	49,560
Development expense		29,182	548	—	(16,905)	—	17,267	30,092
Port facilities usage rights		99,553	—	—	(11,570)	—	—	87,983
Construction-in-progress		22,000	90,269	—	—	—	(16,234)	96,035
Other intangible assets		21,262	2,320	—	(10,858)	—	8,543	21,267

	￦	222,896	94,304	(1,486)	(40,386)	(6,495)	25,008	293,841

(*1)	Economic useful life of membership is indefinite.
(*2)	Since the carrying amount exceeded recoverable amount, impairment loss on memberships was recognized.
(*3)	Represents assets transferred form construction-in-progress to other intangible assets and assets transferred from property, plant and equipment. Also represents membership transferred from financial instruments as the estimate for the possibility of membership renewal is changed.

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

14. Borrowings

(a)	Borrowings as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Short-term borrowings
Short-term borrowings	￦	695,360	796,662
Current portion of long-term borrowings		103,117	34,769
Current portion of loans from foreign financial institutions		953	901
Current portion of debentures		1,954,477	1,283,742
Less : Current portion of discount on debentures issued		(3,099)	(1,953)
Add : Current portion of premium on debentures redemption		2,263	2,419

	￦	2,753,071	2,116,540

Long-term borrowings
Long-term borrowings	￦	831,180	843,014
Loans from foreign financial institutions		1,649	2,009
Debentures		5,499,018	6,680,192
Less : Discount on debentures issued		(43,167)	(53,616)
Add : Premium on debentures redemption		14,627	15,635

	￦	6,303,307	7,487,234

(b)	Short-term borrowings as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won) Bank	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2013		December 31, 2012
BOA	2013-04-18	2013-09-04	0.62~0.63	￦	114,949	114,093
DBS	2013-03-29	2013-09-25	0.53~0.65		103,568	121,544
Mizho	2013-04-12	2013-08-27	0.57~0.58		90,067	—
HSBC	2013-04-12	2013-07-11	0.58		56,495	—
Deutsche	2013-04-19	2013-07-18	0.53		46,267	133,833
BTMU	2013-04-18	2013-07-17	0.68		32,514	—
RBS	—	—	—		—	93,230
JP Morgan	—	—	—		—	75,282
Others (discount on account receivables)					251,500	258,680

				￦	695,360	796,662

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

(c)	Current portion of long-term borrowings as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	Borrowers	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2013	December 31, 2012
Borrowings	Woori Bank and others	2006.10.31~ 2011.04.28	2017.03.15~ 2024.03.15	0.75~1.75	￦ 13,929	12,236
Borrowings	Korea EXIM Bank	2010.02.18~ 2010.07.26	2017.02.18~ 2017.07.26	4.09~4.50	89,188	22,533
Loans from foreign financial institutions	NATIXIS (*1)	1984.06.30~ 1986.03.31	2014.12.30~ 2017.03.31	2.00	953	901
Debentures	Domestic debentures 288 and others	2008.08.05~ 2009.01.20	2013.08.05~ 2014.01.20	5.40~6.52	999,690	499,711
Debentures	Exchangeable Bond and others	2008.08.19~ 2009.03.26	2013.08.19~ 2014.03.26	0~8.75	953,951	784,497

					￦ 2,057,711	1,319,878

(*1)	As of June 30, 2013, and December 31, 2012, Korea Development Bank has provided guarantees for borrowings from foreign financial institutions.

(d)	Long-term borrowings excluding current portion, as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	Borrowers	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2013		December 31, 2012
Borrowings	Woori Bank and others (*1)	2006.10.31~ 2013.05.08	2017.03.15~ 2041.05.08	0.75~1.75		￦ 78,960	85,519
Borrowings	Korea National Oil Corporation	2007.12.27~ 2012.12.28	2022.06.25~ 2026.12.29	Government bond~2.25		14,659	13,657
Borrowings	Korea EXIM Bank	2010.02.18~ 2013.05.31	2017.02.18~ 2018.03.23	4.09~4.50		737,561	743,839
Loans from foreign financial institutions	NATIXIS (*2)	1984.06.30~ 1986.03.31	2014.12.30~ 2017.03.31	2.00		1,649	2,009
Debentures	Domestic debentures 301 and others	2010.08.04~ 2011.11.28	2015.08.04~ 2021.11.28	3.78~4.81		2,593,646	3,092,140
Debentures	Exchangeable Bond (*3) and others	2006.08.10~ 2011.12.22	2014.10.20~ 2021.12.22	0~5.88		2,876,832	3,550,070

					￦	6,303,307	7,487,234

(*1)	Short-term financial instruments amounting to ￦4,700 million and ￦3,400 million, respectively, are collateral for long-term borrowings from National Forestry Cooperative Federation as of June 30, 2013 and December 31, 2012.
(*2)	As of June 30, 2013 and December 31, 2012, Korea Development Bank has provided guarantees for borrowings from foreign financial institutions.
(*3)	The Company issued bonds exchangeable to SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd., an SPV. The Company accounted for these exchangeable bonds as long-term borrowings. The Company provides guarantees for Zeus (Cayman) Ltd.

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

15. Other Payables

Other payables as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Current
Accounts payable	￦	765,573	826,075
Accrued expenses		371,552	427,314
Dividend payable		8,584	6,493
Finance lease liabilities		1,184	1,088
Withholdings		13,194	9,070

	￦	1,160,087	1,270,040

Non-current
Long-term accounts payable	￦	90,394	88,938
Accrued expenses		19,230	24,664
Finance lease liabilities		6,047	6,246
Long-term withholdings		5,862	8,964

	￦	121,533	128,812

16. Other Financial Liabilities

Other financial liabilities as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Current
Derivative instruments liabilities	￦	—	9,499
Financial guarantee liabilities		9,120	7,393

	￦	9,120	16,892

Non-current
Derivative instruments liabilities	￦	108,463	31,256
Financial guarantee liabilities		58,357	41,664

	￦	166,820	72,920

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

17. Provisions

The changes in provisions for the six-month period ended June 30, 2013 and the year ended December 31, 2012 were as follows:

(a)	For the six-month period ended June 30, 2013

(in millions of Won)	Beginning		Increase	Utilization	Ending
Estimated allowance at the end of period (*1)	￦	6,239	6,022	(5,001)	7,260

(*1)	Represents the provision for bonuses.

(b)	For the year ended December 31, 2012

(in millions of Won)	Beginning		Increase	Utilization	Ending
Estimated allowance at the end of period (*1)	￦	4,451	241,498	(239,710)	6,239

(*1)	Represents the provision for bonuses.

18. Employee Benefits

(a)	Defined contribution plans

The Company operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits relating to employee service in the future is based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee within a fund separate from Company’s assets.

The expense related to post-employment benefit plans under defined contribution plans for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

(in millions of Won)	For the three -month periods ended June 30			For the six-month periods ended June 30
	2013		2012	2013	2012
Expense related to post-employment benefit plans under defined contribution plans	￦	3,847	2,802	7,352	5,357

(b)	Defined benefit plans

The Company also operates a defined benefit pension plan for employees. The employees who chose a defined benefit pension plan will receive a defined payment upon termination of their employment if they fulfill the condition to qualify as a recipient. Before the termination of employment, the Company recognizes the pension liability related to defined benefit plans at the end of the reporting period, and measures it at the present value of the defined benefit obligation less the fair value of the plan assets. The Company uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

(c)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Present value of funded obligations	￦	907,449	817,618
Fair value of plan assets		(721,467)	(677,362)

Net defined benefit liabilities	￦	185,982	140,256

(d)	The changes in present value of defined benefit obligations for the six-month period ended June 30, 2013 and the year ended December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Defined benefit obligation at the beginning of period	￦	817,618	690,321
Current service costs		60,521	99,066
Interest costs		13,972	31,156
Actuarial losses		56,858	63,184
Benefits paid		(41,520)	(66,109)

Defined benefit obligation at the end of period	￦	907,449	817,618

(e)	The changes in the fair value of plan assets for the six-month period ended June 30, 2013 and the year ended December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Fair value of plan assets at the beginning of period	￦	677,362	513,673
Interest on plan assets		12,131	23,115
Remeasurement of plan assets		2,045	2,732
Contributions to plan assets		50,000	180,000
Benefits paid		(20,071)	(42,158)

Fair value of plan assets at the end of period	￦	721,467	677,362

(f)	The amounts recognized in the statements of comprehensive income for the three-month and six month periods ended June 30, 2013 and 2012 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2013		2012	2013	2012
Current service costs	￦	30,054	24,607	60,521	49,681
Net interest costs		921	2,011	1,841	4,021

	￦	30,975	26,618	62,362	53,702

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

19. Other Liabilities

(a) Other liabilities as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Current
Advances received	￦	43,332	44,488
Withholding		19,802	20,962
Unearned revenue		2,063	5,415

		65,197	70,865

Non-current
Unearned revenue		688	842
Others		3,000	3,000

	￦	3,688	3,842

20. Financial Instruments

(a) Classification of financial instruments

1) Financial assets as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Financial assets at fair value through profit or loss Derivatives assets held for trading	￦	7,586	6,016
Available-for-sale financial assets		3,207,068	3,062,057
Held-to-maturity investments		—	29,981
Loans and receivables		6,636,618	6,833,586

	￦	9,851,272	9,931,640

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

2) Financial liabilities as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Financial liabilities at fair value through profit or loss Derivatives liabilities held for trading	￦	108,463	40,755

Financial liabilities measured as amortized cost
Trade accounts and notes payable		972,486	978,581
Borrowings		9,056,378	9,603,774
Financial guarantee liabilities (*1)		67,477	49,057
Others		1,281,620	1,300,526

		11,377,961	11,931,938

	￦	11,486,424	11,972,693

(*1)	Financial liabilities recognized in connection with financial guarantee contracts as of June 30, 2013 are as follows:

(in millions of Won)
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
POSCO(Guangdong)	ANZ	USD	10,000,000	11,497
Automotive Steel Co., Ltd.	BOA	USD	50,000,000	57,485
	BTMU	USD	24,000,000	27,593
	DBS	USD	35,000,000	40,240
	ING	USD	23,600,000	27,133
	SCB	USD	35,000,000	40,240
	SMBC	USD	35,000,000	40,240
BX STEEL POSCO Cold Rolled	Construction Bank	USD	880,000	1,012
Sheet Co., Ltd.	China Bank	USD	1,400,000	1,610
Zhangjiagang Pohang	BTMU	USD	30,000,000	34,491
Stainless Steel Co., Ltd.	Credit Agicole	USD	50,000,000	57,485
	Mizuho	USD	80,000,000	91,976
POSCO Maharashtra	Export-Import Bank of Korea	USD	193,000,000	221,892
Steel Pvt. Ltd.	Citi	USD	60,000,000	68,982
	DBS	USD	100,000,000	114,970
	HSBC	USD	80,000,000	91,976
	ING	USD	30,000,000	34,491
	KDB	USD	30,000,000	34,491
	SC	USD	40,000,000	45,988
	SCB	USD	33,069,000	38,019
POSCO ASSAN TST STEEL Industry	SMBC and others	USD	188,392,500	216,595
POSCO Electrical Steel India Private Limited	ING and others	USD	84,000,000	96,575
POSCO Investment Co., Ltd.	BOA	USD	45,000,000	51,737
	BOC	CNY	350,000,000	65,440
	BTMU	USD	30,000,000	34,491
	HSBC	USD	80,000,000	91,976
	ING	USD	30,000,000	34,491
	JP Morgan	USD	50,000,000	57,485
	KDB	USD	70,000,000	80,479
	SCB	USD	45,000,000	51,737
	SMBC	USD	30,000,000	34,491

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

(in millions of Won)
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
POSCO-Mexico S.A. DE C.V	BOA	USD	40,000,000	45,988
	HSBC	USD	40,000,000	45,988
	KDB	USD	50,000,000	57,485
	Mizuho	USD	45,000,000	51,737
	SMBC	USD	69,725,000	80,163
POSCO-Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	200,000,000	229,940
POSCO VST Co., Ltd.	ANZ	USD	25,000,000	28,743
	HSBC	USD	20,000,000	22,994
	Mizuho	USD	20,000,000	22,994
POSUK Titanium LLP	Shinhan Bank	USD	18,000,000	20,695
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	490,000,000	563,353
	ANZ	USD	52,500,000	60,359
	BOA	USD	35,000,000	40,240
	BTMU	USD	119,000,000	136,814
	Credit Suisse	USD	91,000,000	104,623
	HSBC	USD	91,000,000	104,623
	Mizuho	USD	105,000,000	120,719
	SCB	USD	86,800,000	99,794
	SMBC	USD	119,000,000	136,814
	The Tokyo Star Bank, Ltd.	USD	21,000,000	24,144
United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	28,168
		USD	3,355,866,500	3,858,246

		CNY	350,000,000	65,440

3)	Finance income and costs by category of financial instrument for the six-month periods ended June 30, 2013 and 2012 were as follows:

	June 30, 2013

(in millions of Won)	Finance income and costs
	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	—	—	—	—	8,463	1,570	10,033	—
Available-for-sale financial assets		1,184	38,404	—	—	42,064	(159,755)	(78,103)	214,155
Held-to-maturity investments		367	—	—	—	—	—	367	—
Loans and receivables		55,467	—	37,102	10,984	(127)	(258)	103,168	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(91,756)	(91,756)	—
Financial liabilities at amortized cost		(148,094)	—	(46,442)	(193,532)	—	(189)	(388,257)	—

	￦	(91,076)	38,404	(9,340)	(182,548)	50,400	(250,388)	(444,548)	214,155

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries and associates of ￦135,367 million for the six-month period ended June 30, 2013.

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

‚ June 30, 2012

(in millions of Won)	Finance income and costs
	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	—	—	—	—	(1,084)	—	(1,084)	—
Available-for-sale financial assets		—	108,125	—	—	59,845	(60,677)	107,293	(102,976)
Held-to-maturity investments		784	—	—	—	—	—	784	—
Loans and receivables		57,553	—	(10,871)	(5,051)	(182)	(85)	41,364	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	7,138	7,138	—
Financial liabilities at amortized cost		(206,011)	—	12,028	34,044	—	(510)	(160,449)	—

		￦(147,674)	108,125	1,157	28,993	58,579	(54,134)	(4,954)	(102,976)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries and associates of ￦101,246 million for the six-month period ended June 30, 2012.

4)	Finance income and costs by category of financial instrument for the three-month periods ended June 30, 2013 and 2012 were as follows:

	June 30, 2013

(in millions of Won)	Finance income and costs
	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	—	—	—	—	8,463	898	9,361	—
Available-for-sale financial assets		268	2,862	—	—	42,064	(57,884)	(12,690)	67,662
Loans and receivables		16,248	—	29,877	(4,205)	(127)	(127)	41,666	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(40,261)	(40,261)	—
Financial liabilities at amortized cost		(71,706)	—	(13,004)	(142,597)	—	(147)	(227,454)	—

	￦	(55,190)	2,862	16,873	(146,802)	50,400	(97,521)	(229,378)	67,662

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries and associates of ￦26,308 million for the three-month period ended June 30, 2013.

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

‚ June 30, 2012

(in millions of Won)	Finance income and costs
	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	—	—	—	—	(1,640)	—	(1,640)	—
Available-for-sale financial assets		—	45,421	—	—	59,845	(40,516)	64,750	(336,921)
Held-to-maturity investments		390	—	—	—	—	—	390	—
Loans and receivables		28,814	—	14,379	(7,450)	(182)	(72)	35,489	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	8,915	8,915	—
Financial liabilities at amortized cost		(100,271)	—	(31,778)	(162,275)	—	(192)	(294,516)	—

	￦	(71,067)	45,421	(17,399)	(169,725)	58,023	(31,865)	(186,612)	(336,921)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries and associates of ￦24,786 million for the three-month period ended June 30, 2012.

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of June 30, 2013 and December 31, 2012 are as follows :

(in millions of Won)	June 30, 2013			December 31, 2012
	Book value		Fair value	Book value		Fair value
Assets measured at fair value
Available-for-sale financial assets (*1)	￦	2,975,735	2,975,735	￦	2,853,766	2,853,766
Derivatives assets held for trading (*2)		7,586	7,586		6,016	6,016

		2,983,321	2,983,321		2,859,782	2,859,782

Assets measured amortized cost (*3)
Cash and cash equivalents		2,104,856	2,104,856		1,752,560	1,752,560
Trade accounts and notes receivable		3,795,552	3,795,552		4,087,304	4,087,304
Loans and other receivables		736,210	736,210		993,722	993,722
Held-to-maturity investments		—	—		29,981	29,981

		6,636,618	6,636,618		6,863,567	6,863,567

Liabilities measured at fair value
Derivatives liabilities held for trading (*2)		108,463	108,463		40,755	40,755
Liabilities measured amortized cost (*3)
Trade accounts and notes payable		972,486	972,486		978,581	978,581
Borrowings		9,056,378	9,372,928		9,603,774	10,145,751
Financial guarantee liabilities		67,477	67,477		49,057	49,057
Others		1,281,620	1,281,620		1,300,526	1,300,526

	￦	11,377,961	11,694,511	￦	11,931,938	12,473,915

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. Available-for-sale financial assets which are not measured at fair value are excluded.
(*2)	The fair value of derivatives is measured using valuation models such as Black-scholes model and others in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.

2) The fair value hierarchy

☐	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.

Level 3:	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

☐	The fair values of financial instruments by fair value hierarchy as of June 30, 2013 and December 31, 2012 are as follows:

a. June 30, 2013

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	￦	2,253,524	—	722,211	2,975,735
Derivatives assets held for trading		—	7,586	—	7,586

	￦	2,253,524	7,586	722,211	2,983,321

Financial liabilities
Derivatives liabilities held for trading	￦	—	108,463	—	108,463

b. December 31, 2012

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	￦	2,182,741	—	671,025	2,853,766
Derivatives assets held for trading		—	6,016	—	6,016

	￦	2,182,741	6,016	671,025	2,859,782

Financial liabilities
Derivatives liabilities held for trading	￦	—	40,755	—	40,755

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

3) Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2012

21. Share Capital and Capital Surplus

(a) Share capital as of June 30, 2013 and December 31, 2012 are as follows:

(Share, Won)	June 30, 2013		December 31, 2012
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2013, total shares of ADRs of 52,378,124 are equivalent to 13,094,531 of common stock.
(*2)	As of June 30, 2013, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b) Capital surplus as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		763,906	763,867

	￦	1,227,731	1,227,692

22. Hybrid Bonds

(a) Hybrid bonds classified as equity as of June 30, 2013 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	June 30, 2013
Hybrid bond 1-1 (*1)	2013-06-13	2043-06-13	4.3	￦	800,000
Hybrid bond 1-2 (*1)	2013-06-13	2043-06-13	4.6		200,000
Issuance costs					(3,081)

				￦	996,919

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

(*1) Details of hybrid bonds as of June 30, 2013 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000

Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)

Interest rate	Issue date 2018-06-12 : 4.3%	Issue date 2023-06-12 : 4.6%
	reset every 5 years as follows:	reset every 10 years as follows:
	• After 5 years: return on government bond (5 years) + 1.3%	• After 10 years: return on government bond (10 years) + 1.4%
	• After 10 years: additionally +0.25% according to Step-up clauses	• After 10 years: additionally +0.25% according to Step-up clauses
	• After 25 years: additionally +0.75%	• After 30 years: additionally +0.75%

Interest payments	Quarterly	Quarterly
condition	(Optional deferral of interest payment is available)	(Optional deferral of interest payment is available)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The Company holds the right to extend the maturity dates on hybrid bonds. Furthermore, interest payments may be deferred if the Company elects not to declare dividends attributable to common stock. Since the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity instruments.

23. Accumulated Other Comprehensive Income

(a)	Accumulated other comprehensive income as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	June 30, 2013		December 31, 2012
Accumulated changes in the unrealized fair value of available-for-sale investments, net of tax	￦	217,517	3,362

24. Treasury Shares

As of June 30, 2013, the Company holds 9,941,930 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

25. Selling and Administrative Expenses

(a) Administrative expenses

Administrative expenses for the three-month and six-month periods ended June 30, 2013 and 2012 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2013		2012	2013	2012
Wages and salaries	￦	50,418	39,960	100,888	85,515
Expenses related to defined benefit plan		6,258	5,171	12,976	10,593
Other employee benefits		11,639	17,352	22,308	34,850
Travel		4,127	3,445	7,762	7,508
Depreciation		6,235	6,049	12,460	12,285
Amortization		4,398	4,598	9,046	8,930
Rental		13,326	10,058	25,103	20,661
Repairs		2,915	3,164	6,702	5,967
Advertising		22,794	30,030	40,146	59,303
Research & development		31,518	38,644	79,654	70,575
Service fees		42,061	37,984	81,027	75,643
Vehicles maintenance		1,664	1,787	3,481	3,618
Industry association fee		2,092	2,490	5,199	4,936
Training		2,790	4,341	4,456	7,766
Conference		1,131	1,246	2,263	2,701
Bad debt expenses		5,040	426	4,384	5,876
Others		8,687	6,626	18,419	18,360

	￦	217,093	213,371	436,274	435,087

(b) Selling expenses

Selling expenses for the three-month and six-month periods ended June 30, 2013 and 2012 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2013		2012	2013	2012
Freight and custody expenses	￦	207,494	217,735	423,702	440,013
Operating expenses for distribution center		2,318	2,256	4,452	4,523
Sales commissions		18,106	14,137	32,647	31,680
Sales advertising		1,022	681	1,492	753
Sales promotion		1,665	1,490	3,136	2,723
Sample		318	591	690	862
Sales insurance premium		1,929	2,447	4,002	5,078

	￦	232,852	239,337	470,121	485,632

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

26. Adjusted Operating Profit

Adjusted operating profits which include the other profits or losses excluded in operating profit but reflect the results of the Company’s operations for the three-month and the six-month periods ended June 30, 2013 and 2012 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2013		2012	2013		2012
Operating profits on the statement of comprehensive income	￦	703,392	1,101,232	￦	1,284,749	1,572,671

Add
Gain on disposals of property, plant, and equipment		2,524	3,770		5,002	5,535
Gain on disposals of other long-term assets		—	—		246	—
Gain on disposals of investment in subsidiaries and associates		—	—		14,544	—
Reversal of impairment loss of property, plant and equipment		—	—		—	1,606
Gain on disposals of assets held for sale		—	—		—	1,150
Miscellaneous income		13,370	3,264		30,342	9,179

		15,894	7,034		50,134	17,470

Deduct
Loss on disposals of property, plant and equipment		(48,614)	(26,269)		(67,383)	(40,631)
Donations		(6,145)	(14,991)		(18,476)	(37,868)
Idle tangible assets expenses		(9,823)	(7,672)		(16,743)	(14,246)
Loss on disposals of investment in subsidiaries and associates		—	—		(12,271)	(395)
Loss on disposals of assets held for sale		—	—		—	(9,391)
Loss on disposals of intangible assets		(24)	(122)		(24)	(122)
Miscellaneous loss		(3,351)	(1,991)		(10,886)	(8,113)

		(67,957)	(51,045)		(125,783)	(110,766)

Adjusted operating profit	￦	651,329	1,057,221	￦	1,209,100	1,479,375

27. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2013 and 2012 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2013		2012	2013		2012
Other non-operating income
Gain on disposals of property, plant and equipment	￦	2,524	3,770	￦	5,002	5,535
Reversal of impairment loss of property, plant and equipment		—	—		—	1,606
Gain on disposals of other long-term assets		—	—		246	—
Gain on disposals of assets held for sale		—	—		—	1,150
Gain on disposals of investment in subsidiaries and associates		—	—		14,544	—
Miscellaneous income		13,370	3,264		30,342	9,179

	￦	15,894	7,034	￦	50,134	17,470

Other non-operating expenses
Loss on disposals of property, plant and equipment	￦	48,614	26,269	￦	67,383	40,631
Donations		6,145	14,991		18,476	37,868
Idle tangible assets expenses		9,823	7,672		16,743	14,246
Loss on disposals of investment in subsidiaries and associates		—	—		12,271	395
Loss on disposals of assets held for sale		—	—		—	9,391
Loss on disposal of intangible assets		24	122		24	122
Miscellaneous loss		3,351	1,991		10,886	8,113

	￦	67,957	51,045	￦	125,783	110,766

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

28. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and six-month periods ended June 30, 2013 and 2012 were as follows (excluding finance costs and income tax expense):

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2013		2012	2013		2012
Changes in inventories (*1)	￦	97,995	66,790	￦	246,204	306,435
Raw materials and consumables used		4,793,915	5,852,444		9,676,491	12,276,675
Employee benefits expenses		352,035	309,127		724,567	617,828
Outsourced processing cost		515,839	493,953		1,014,854	988,344
Depreciation (*2)		478,146	457,185		943,541	902,645
Amortization		9,325	9,914		18,669	19,406
Ordinary research & development expenses		118,953	133,531		259,036	256,294
Electricity and water expenses		213,102	154,674		400,073	309,046
Service fees		56,055	53,472		109,461	106,054
Advertising expenses		22,794	30,030		40,146	59,303
Freight and custody expenses		207,494	217,735		423,702	440,013
Sales commissions		18,106	14,137		32,647	31,680
Loss on disposals of property, plant and equipment		48,614	26,269		67,383	40,631
Other expenses		171,940	353,935		308,671	867,543

	￦	7,104,313	8,173,196	￦	14,265,445	17,221,897

(*1)	Changes in inventories were the changes in product, semi-finished products and by-product.
(*2)	Includes depreciation expense of investment property.

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

29. Finance Income and Costs

Details of finance income and costs for the three-month and six-month periods ended June 30, 2013 and 2012 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2013		2012	2013		2012
Finance income
Interest income	￦	16,516	29,205	￦	57,018	58,338
Dividend income		29,170	70,207		173,771	209,371
Gain on foreign currency transactions		120,014	56,486		168,939	129,352
Gains on foreign exchange translations		(21,583)	(155,123)		95,727	63,724
Gain on valuation of derivatives		898	7,131		1,570	7,138
Gain on derivatives transactions		8,463	—		8,463	—
Gain on disposals of financial assets held for trading		—	—		—	556
Gain on disposals of available-for-sale investments		42,064	84,259		42,064	84,259

	￦	195,542	92,165	￦	547,552	552,738

Finance costs
Interest expense	￦	71,706	100,272	￦	148,094	206,012
Loss on foreign currency transactions		103,140	73,885		178,279	128,195
Loss on foreign currency translations		125,219	14,602		278,274	34,731
Loss on valuation of derivatives		40,261	(1,784)		91,756	—
Impairment loss on available-for-sale investments		57,883	40,516		159,754	60,677
Loss on disposals of available-for-sale investments		—	24,414		—	24,414
Others		402	2,086		574	2,417

	￦	398,611	253,991	￦	856,731	456,446

30. Income Taxes

Income tax expense was recognized as current tax expense adjusted to current adjustments for prior periods, deferred tax income/expenses by origination and reversal of deferred assets/liabilities and temporary differences, and income tax recognized in other comprehensive income. The effective tax rate of the Company for the six-month periods ended June 30, 2013 and 2012 was 15.0% and 21.1%, respectively. The change in effective tax rate was caused mainly by the increase in tax credits and decrease in tax effects due to permanent differences related to non-taxable income.

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

31. Earnings Per Share

(a)	Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2013 and 2012 were as follows:

	For the three-month periods			For the six-month periods
(in millions of Won except per share information)	ended June 30			ended June 30
	2013		2012	2013		2012
Profit for the period	￦	381,618	703,963	￦	765,043	1,242,522
Interest payment for hybrid bonds		(2,132)	—		(2,132)	—
Weighted-average number of common shares outstanding (*1)		77,244,901	77,244,444		77,244,685	77,244,444

Basic and diluted earnings per share	￦	4,913	9,113	￦	9,877	16,086

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

	For the three-month periods		For the six-month periods
	ended June 30		ended June 30
(share)	2013	2012	2013	2012
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(9,941,934)	(9,942,391)	(9,942,150)	(9,942,391)

Weighted-average number of common shares outstanding	77,244,901	77,244,444	77,244,685	77,244,444

Since there were no potential shares of common stock which had dilutive effects as of June 30, 2013 and 2012, diluted earnings per share is equal to basic earnings per share.

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions with related companies for the three-month and six-month periods ended June 30, 2013 and 2012 were as follows:

(in millions of Won)	Sales and others (*1)						Purchase and others (*2)
	For the three-month periods			For the six-month periods			For the three-month periods			For the six-month periods
	ended June 30			ended June 30			ended June 30			ended June 30
	2013		2012	2013		2012	2013		2012	2013		2012
Subsidiaries (*3)
POSCO E&C Co., Ltd.	￦	6,212	3,593	￦	9,578	7,289	￦	873,956	288,010	￦	1,733,051	567,082
POSCO Processing & Service Co., Ltd.		246,811	240,735		456,189	446,568		287,068	297,775		652,034	704,405
POSCO Coated & Color Steel Co., Ltd.		122,541	112,995		234,620	260,076		2,502	848		4,776	2,231
POSCO ICT Co., Ltd.		346	260		670	555		122,481	97,470		211,121	190,254
POSCO Chemtech Company Ltd.		124,805	126,160		254,685	253,409		186,926	197,241		383,338	392,247
POSCO M-TECH Co., Ltd.		4,430	6,475		8,810	13,150		97,084	72,836		176,700	151,902
POSCO TMC Co., Ltd.		48,067	53,349		94,820	99,420		573	226		977	451
POSCO AST Co., Ltd.		126,474	63,000		245,570	143,993		17,753	15,335		33,642	30,795
Daewoo International Corp.		821,038	1,069,632		1,726,238	2,161,520		2,717	3,291		5,701	6,141
POSCO NST Co., Ltd.		—	55,657		—	119,501		—	1,005		—	1,928
POSCO America Corporation		175,695	183,550		289,414	361,411		201	42		260	50
POSCO Canada Co., Ltd.		—	—		—	—		46,342	33,931		63,226	80,241
POSCO Asia Co., Ltd.		491,011	505,175		1,015,738	998,548		18,391	33,291		31,240	51,341
POSCO-Japan Co., Ltd.		293,836	360,051		574,209	710,301		4,251	6,400		6,519	12,947
POSCO-IPPC Pvt. Ltd.		36,701	46,359		69,077	86,534		—	13		—	15
POSCO-Mexico S.A. DE C.V.		74,441	95,124		148,402	160,072		460	—		460	—
Daewoo International Singapore Pte. Ltd.		—	—		—	—		19,523	13,381		38,339	23,285
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		32,667	29,960		70,834	59,413		—	—		—	—
POSCO Maharashtra Steel Private Ltd.		55,078	35,735		90,217	76,242		117	—		157	—
eNtoB Corp.		—	1		—	1		61,112	54,866		119,290	116,504
POSCO Plant Engineering Co., Ltd.		2,371	691		2,392	812		35,733	52,969		79,660	126,342
POS-Himetal Co., Ltd.		4,297	6,421		9,835	12,216		43,101	22,192		75,941	54,447
Posmate Co., Ltd.		225	—		452	—		12,493	—		24,222	—
Others		191,145	207,989		371,341	419,025		57,252	83,680		102,564	149,363

	￦	2,858,191	3,202,912	￦	5,673,091	6,390,056	￦	1,890,036	1,274,802	￦	3,743,218	2,661,971

Associates (*3)
Posmate Co., Ltd.	￦	—	254	￦	—	500	￦	—	12,914	￦	—	24,995
SNNC Co., Ltd.		576	410		1,022	950		108,285	51,356		213,740	138,901
Sungjin Geotec Co., Ltd.		3,686	3,971		5,993	11,406		—	—		—	—
DONG BANG METAL IND. CO., LTD.		—	26,092		—	54,927		—	—		—	—
KOBRASCO		26,177	—		26,177	—		—	—		—	—
USS-POSCO Industries (UPI)		—	—		—	85		—	—		—	101
Poschrome (Proprietary) Ltd.		—	—		—	—		17,051	18,208		32,603	35,582
POSCO-SAMSUNG-Slovakia Processing Center Co., Ltd.		5,691	3,105		8,419	11,260		—	—		—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		1,532	8,467		4,101	16,575		—	—		—	—
PT. POSMI Steel Indonesia		2,687	4,329		4,662	6,809		—	—		—	—
POSK (PingHu) Processing Center Co., Ltd.		867	967		2,065	1,935		—	—		—	—
Others		73	2,006		669	3,262		697	2,110		1,842	4,310

	￦	41,289	49,601	￦	53,108	107,709	￦	126,033	84,588	￦	248,185	203,889

	￦	2,899,480	3,252,513	￦	5,726,199	6,497,765	￦	2,016,069	1,359,390	￦	3,991,403	2,865,860

(*1)	Sales and others include sales and insignificant other non-operating income. Sales are mainly sales of steel products and these are priced on an arm’s length basis.
(*2)	Purchases and others include purchases and overhead costs. Purchases and others are mainly related to purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm`s length basis.
(*3)	As of June 30, 2013, the Company provided guarantees to related parties (note 33).

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

(b)	The related account balances of significant transactions with related companies as of June 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	Receivables (*1)			Payables (*1)
	June 30,		December 31,	June 30,		December 31,
	2013		2012	2013		2012
Subsidiaries
POSCO E&C Co., Ltd.	￦	176,361	7,977	￦	385,181	403,630
POSCO Processing & Service Co., Ltd.		79,188	64,564		16,023	32,672
POSCO Plant Engineering Co., Ltd.		142	267		11,511	32,297
POSCO ICT Co., Ltd.		209	287		53,393	91,297
POSCO Coated & Color Steel Co., Ltd.		110,695	108,505		1,356	2,618
POSCO Chemtech Company Ltd.		83,989	47,074		81,336	84,538
POSCO TMC Co., Ltd.		34,375	64,862		93	145
POSCO AST Co., Ltd.		102,526	65,575		9,419	7,800
Daewoo International Corp.		156,324	358,824		357	730
POSCO America Corporation		78,457	63,545		—	—
POSCO Asia Co., Ltd.		80,704	102,849		1,389	2,244
POSCO (Thailand) Company Ltd.		5,617	17,986		—	—
Qingdao Pohang Stainless Steel Co., Ltd.		16,574	8,710		—	—
POSCO-Vietnam Co., Ltd.		384	291		—	—
POSCO-Japan Co., Ltd.		48,183	35,400		502	673
POSCO-IPPC Pvt. Ltd.		18,926	—		—	—
POSCO-Mexico S.A. DE C.V.		123,489	131,669		—	—
POSCO M-TECH Co., Ltd.		1,971	1,293		45,191	36,992
eNtoB Corp.		—	3		15,466	16,581
Posmate Co., Ltd.		1,776	—		5,109	—
Others		129,516	126,330		53,948	62,244

	￦	1,249,406	1,206,011	￦	680,274	774,461

Associates
Posmate Co., Ltd.	￦	—	78	￦	—	6,315
SNNC Co., Ltd.		162	229		30,739	37,145
Sungjin Geotec Co., Ltd.		3,423	4,849		—	—
KOBRASCO		6,180	—		—	—
Poschrome (Proprietary) Ltd.		—	—		—	2,273
Others		140	453		600	804

	￦	9,905	5,609	￦	31,339	46,537

	￦	1,259,311	1,211,620	￦	711,613	820,998

(*1)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payable and other payables.

41

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

(c)	For the six-month periods ended June 30, 2013 and 2012, details of compensation to key management officers were as follows:

(in millions of Won)	June 30, 2013		June 30, 2012
Short-term benefit	￦	15,301	18,953
Long-term benefits		4,161	7,467
Retirement benefits		4,182	3,470

	￦	23,644	29,890

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. In addition to the compensation described above, the Company provided stock appreciation rights to its executive officers and recorded stock compensation expenses amounted to ￦436 million for the six-month period ended June 30, 2012.

33. Commitments and Contingencies

(a)	Commitment

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2013, 206 million tons of iron ore and 21 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of June 30, 2013, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 3.54 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

As of June 30, 2013, the Company has provided two blank promissory notes and a blank check to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

42

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

(b)	Litigation in progress

1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the year ended December 31, 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of JPY 98.6 billion (￦1,150.8 billion). Through trials to the period ended June 30, 2013, the Company submitted its responses that the Japan court did not have jurisdiction on this lawsuit as it should be judged by Korean law and the Company developed grain oriented electrical steel sheets using the Company’s own technologies. As of June 30, 2013, the Japan court has not made any judgments on this matter. Since the Company does not believe that it is probable that an outflow of resources will be required, the Company has not recorded any provision for this lawsuit as of June 30, 2013.

In addition, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the New Jersey federal court, United States, against POSCO and POSCO America Co., Ltd., a subsidiary of POSCO, claiming infringement of intellectual property rights related to the production of grain oriented electrical steel sheets. As of June 30, 2013, no claim amount has been made and the Company is under discovery proceedings related to this matter. Due to the early stage of the litigation and the inherent uncertainties, the Company is not able to reliably estimate the amount of compensation and timing, if any, that might be awarded to Nippon Steel & Sumitomo Metal Corporation. Consequently, it is not possible for the Company to make an estimate of the expected financial effect that will result from the ultimate resolution of this civil lawsuit. Therefore, the Company has not recorded any provision for this lawsuit in the U.S. as of June 30, 2013.

2)	Other lawsuits and claims

The Company is involved in 28 other lawsuits and claims for alleged damages aggregating to ￦65.5 billion as of June 30, 2013, which arose in the ordinary course of business. In the opinion of management, these 28 lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. Additionally, no provision is recorded in connection with these 28 lawsuits and claims as of June 30, 2013 because the Company has not concluded that a probable loss has occurred on any of the lawsuits and claims.

(c)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Korea Development Bank, for seamless funding to POSCO Energy Co., Ltd. under construction of new power plant.

(d)	As of June 30, 2013, the Company has provided a supplemental funding agreement amounting to ￦9,800 million, as requested from the creditors for seamless funding to Busan E&E Co., Ltd. under construction of Busan RDF power plant and also provided financial guarantee for business fulfillment insurance amounting to ￦21,329 million related to the construction.

43

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2013

(Unaudited)

34. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the six-month periods ended June 30, 2013 and 2012 are as follows:

(in millions of Won)	June 30, 2013		June 30, 2012
Financial assets held for trading	￦	—	50,132
Trade accounts and notes receivable		297,810	(226,979)
Other accounts receivable		65,704	70,520
Accured income		—	(468)
Advance payments		(4,093)	845
Prepaid expenses		15,480	(31,470)
Inventories		419,586	845,411
Long-term guarantee deposits		(569)	(373)
Other long-term assets		(89)	(465)
Trade accounts and notes payable		(7,657)	(132,062)
Dividends Payable		—	(71)
Other accounsts payable		(61,246)	(204,242)
Accrued expenses		(62,083)	(7,439)
Advances received		(1,155)	20,060
Withholdings		(1,160)	1,948
Unearned revenue		(3,505)	(34)
Other long-term liabilities		1,307	22,074
Payment severance benefits		(41,520)	(38,299)
Plan assets		(29,930)	(48,635)

	￦	586,880	320,453

44